                                                Filed Pursuant to Rule 424(b)(4)
                                                      Registration No. 333-93529

PROSPECTUS

                                2,000,000 Shares

                        XM SATELLITE RADIO HOLDINGS INC.

                          [LOGO OF XM SATELLITE RADIO]

         8.25% Series B Convertible Redeemable Preferred Stock due 2012
                   (LIQUIDATION PREFERENCE OF $50 PER SHARE)

                               ----------------

We are offering 2,000,000 shares of our 8.25% Series B Convertible Redeemable Preferred Stock due 2012. We will pay dividends quarterly in arrears beginning May 1, 2000, in cash, in shares of our Class A common stock (subject to certain limitations) or in a combination thereof. You may convert each share of the Series B preferred stock, at any time, into 1.25 shares of our Class A common stock, subject to future adjustment. In addition, upon the occurrence of a change of control, you will have the option to convert all, but not less than all, of your shares of Series B preferred stock into Class A Common Stock at a conversion rate equal to $50 (the liquidation preference per share of Series B preferred stock) divided by the special conversion price described herein. We must redeem the Series B preferred stock at the liquidation preference on February 1, 2012 in shares of our Class A common stock. We may not require redemption of the Series B preferred stock before February 3, 2003. Conversion and redemption prices are specified herein under "Description of Series B Preferred Stock." We have not applied and do not intend to apply for the listing of the Series B preferred stock on any securities exchange.

Our Class A common stock is traded on the Nasdaq National Market under the symbol "XMSR." The last reported bid price for our Class A common stock on January 25, 2000 was $32.00 per share.

We are currently offering, by means of a separate prospectus, 4,000,000 shares of our Class A common stock, excluding up to 600,000 shares available to cover over-allotments. This offering and the Class A common stock offering are not dependent on each other.

See "Risk Factors" beginning on page 7 of this prospectus to read about certain risks that you should consider before buying shares of our Series B preferred stock.

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Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

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     ---------------------------------------------------------------

                                                    Per
                                                   Share     Total
     ---------------------------------------------------------------
      Public offering price:                      $50.00  $100,000,000
      Underwriting fees:                            1.625    3,250,000
      Proceeds, before expenses, to our company:   48.375   96,750,000

     ---------------------------------------------------------------

   The underwriters may, under certain circumstances, purchase up to an additional 300,000 shares of our Series B preferred stock from us at the offering price less underwriting discount.

Bear, Stearns & Co. Inc.                            Donaldson, Lufkin & Jenrette
                               ----------------
Banc of America Securities LLC                              Salomon Smith Barney

                The date of this prospectus is January 26, 2000.

[The artwork on the inside cover of the prospectus depicts two vertical, overlapping sine-wave patterns connecting a car resting on a silhouette of the earth with a satellite above the earth. On the left side of the page is an illustration of a radio displaying "CHANNEL 83, CLASSIC ROCK," and underneath, "LOU REED, SATELLITE OF LOVE." The radio has AM and FM buttons, a dial, and the XM Radio logo. On the right of the page is the phrase "RADIO WILL NEVER BE THE SAME!" At the bottom of the page appears "Song title and artist for illustrative purposes only. The artist is not affiliated with nor endorses XM Satellite Radio or this offering."]

[The two-page foldout of the cover page of the prospectus depicts a number of pictures of well-known musical artists and lists several radio formats, such as emanating from a satellite and broadcast to a car. There are additional pictures of cars, houses and enthusiastic people at the bottom of the page beneath the caption: "MUSIC NEWS INFORMATION".]

                               PROSPECTUS SUMMARY

   This summary does not contain all the information you should consider before investing in our common stock. Please read the entire prospectus carefully, including the section entitled "Risk Factors."

                                  Our Business

   We seek to become a premier nationwide provider of audio entertainment and information programming. We will transmit our service, which we will call "XM Radio," from our satellites to vehicle, home and portable radios. XM Radio plans to offer up to 100 channels of music, news, talk, sports and children's programming developed by us or third parties for a monthly subscription price of $9.95. We believe XM Radio will appeal to consumers because of our clear sound quality from digital radio signals, variety of programming and nationwide coverage. We will build a subscriber base for XM Radio through multiple distribution channels, including an exclusive distribution arrangement with General Motors, other automotive manufacturers, car audio dealers and national electronics retailers. We are presently a development stage company with no revenue-generating operations, and we expect to commence full commercial operation of our service in the second quarter of 2001.

   We hold one of only two licenses issued by the Federal Communications Commission to provide satellite digital audio radio service in the United States. We will broadcast XM Radio throughout the continental United States from two of the most powerful commercial satellites available and will have a ground spare in reserve. A network of terrestrial repeaters, which are ground-based electronics equipment, will receive and re-transmit the satellite signals to augment our satellite signal coverage.

   We have contracts to develop, manufacture and distribute XM automobile radios with Delco Electronics Corporation, Motorola Inc., Pioneer Electronics Corporation, Alpine Electronics, Mitsubishi Electronic Automotive America, Inc., Audiovox and Clarion Co. Ltd.; XM home and portable radios with SHARP Corporation; and chipsets for XM radios with STMicroelectronics. We have reached a preliminary agreement with Sony Electronics to design, manufacture and market XM radios. General Motors has signed a contract with Delphi Automotive Systems Corp., the parent company of Delco Electronics, to manufacture our radios for GM. Our radios will be capable of receiving both XM Radio and traditional AM/FM stations.

   We will offer our consumers a unique listening experience by providing up to 100 channels of programming, coast-to-coast coverage and clear sound with our digital signals. We will have original music and talk channels created by XM Originals, our in-house programming unit, and channels created by well-known providers of brand name programming. We have a team of programming professionals with a proven record of introducing new radio formats and building local and national listenership. Our programming providers will include the following:

Media                               Radio
-----                               -----
- Bloomberg News Radio              - Hispanic Broadcasting Corporation
- USA Today                           (formerly Heftel)
- CNNfn, CNN en Espanol,            - Clear Channel Communications
  CNN Sports Illustrated            - Radio One
- C-SPAN Radio                      - Salem Communications
- Black Entertainment               - AsiaOne
  Television                        - One-On-One Sports
- DIRECTV                           - BBC World Service
- Weather Channel                   - NASCAR
- Sporting News

   In addition to our subscription fee, we expect revenues from sales of limited advertising time on a number of channels. XM Radio offers a new national radio platform for advertisers that solves many of the problems associated with buying radio advertising nationally on a spot or syndicated basis. Through affinity and niche programming, we will give advertisers an effective way to market products and services to geographically disparate groups.

   We believe that there is a significant market for XM Radio. Market data show strong demand for radio service. Over 75% of the entire United States population age 12 and older listens to the radio daily, and over 95% listens to the radio weekly. A market study conducted for us projects that between 34 million and 43 million customers would be willing to pay between $200 and $400 for a satellite radio and $10.00 per month for satellite radio service.

   Our strategy includes offering diverse programming designed to appeal to a large audience, including urban and rural listeners of virtually all ages, ethnicities, economic groups and specialty interests. We will tailor our programming and marketing to appeal to specific groups that our research has shown are most likely to subscribe to our service. We have several planned distribution channels, including through major car and radio manufacturers.

   In October 1999, we completed our initial public offering of 10,241,000 shares of our Class A common stock at an initial public offering price of $12.00 per share, which resulted in net proceeds to us of $114 million. At this time, substantially all of our indebtedness also converted into equity. Prior to the date of this prospectus, we have raised $445 million in equity proceeds, net of expenses and repayment of debt, from investors and strategic partners. Our strategic investor companies include General Motors, DIRECTV, Clear Channel Communications and our parent company, American Mobile Satellite Corporation.

   We are currently offering, by means of a separate prospectus, 4,000,000 shares of our Class A common stock, excluding up to 600,000 shares available to cover over-allotments. This offering and the Class A common stock offering are not dependent on each other.

                                ----------------

   Our executive offices are at 1250 23rd Street, N.W., Washington, D.C. 20037-1100, and our telephone number is (202) 969-7100. We maintain an Internet site on the World Wide Web at www.xmradio.com. Information at our website is not, and should not be deemed to be, part of this prospectus.

                                  The Offering

 Securities Being Offered........ 2,000,000 shares of 8.25% Series B convertible redeemable preferred stock.
 Liquidation Preference.......... Each share of Series B preferred stock has a
                                  "liquidation preference" of $50, which is the
                                  amount a holder of one share of Series B
                                  preferred stock would be entitled to receive
                                  if XM Radio were liquidated.
 Total Liquidation Preference.... $100,000,000 that is, $50 per share times
                                  2,000,000 shares of Series B preferred stock.
 Use of Proceeds................. Estimated proceeds of $96.0 million will be used for payments under our satellite
                                  contract, terrestrial repeater contracts and
                                  ground segment contracts, and for working
                                  capital, operating losses and general
                                  corporate expenses.
 Dividends....................... We will pay cumulative dividends on the
                                  Series B preferred stock at a rate per annum
                                  equal to 8.25% of the liquidation preference
                                  per share and such dividends will be payable
                                  quarterly in arrears on February 1, May 1,
                                  August 1 and November 1 of each year,
                                  commencing May 1, 2000. Dividends will be
                                  payable in cash or, at our option, in shares
                                  of Class A common stock, or a combination
                                  thereof.
 Optional Conversion by Holders.. You will have the right to convert some or all of your shares of Series B preferred
                                  stock into shares of our Class A common
                                  stock, unless we have already redeemed them.
                                  The initial conversion price is $40 per
                                  share. At that price, you would receive 1.25
                                  shares of our Class A common stock for each
                                  $50 liquidation preference of Series B
                                  preferred stock. You will not be entitled to
                                  any accrued dividends upon conversion. The
                                  conversion price will be adjusted if
                                  specified dilutive events occur.
                                  Upon the occurrence of a change of control
                                  (as defined in this prospectus), you will
                                  have the option, during the period commencing
                                  on the date that the applicable change of
                                  control notice is mailed to you and ending at
                                  the close of business on the 45th day
                                  thereafter, to convert all, but not less than
                                  all, of your shares of Series B preferred
                                  stock into Class A common stock at a
                                  conversion rate equal to $50 (the liquidation
                                  preference per share of Series B preferred
                                  stock) divided by the special conversion
                                  price described herein.
 Redemption of the Series B       Beginning on February 3, 2003, we will have
  Preferred Stock by Us.......... the right to redeem some or all of the Series
                                  B preferred stock at a redemption price equal
                                  to 105.775% of the liquidation preference, or
                                  $52.90 per share, plus accrued dividends, if
                                  any, to the date of redemption. The
                                  redemption price will decline until it equals
                                  100.0% on February 2, 2010, and will remain
                                  at 100.0% until redeemed. This redemption
                                  price is payable in cash.
                                  We will be required to redeem any Series B
                                  preferred stock still outstanding on February
                                  1, 2012 at a redemption price equal to 100%
                                  of the total liquidation preference plus
                                  accrued dividends, if any, to that date. We
                                  must pay this redemption price in shares of
                                  our Class A common stock.

 Method of Dividends and          We may, at our option, make any dividend
  Mandatory Redemption Payments.. payments due on our Series B preferred stock:
                                  . in cash,
                                  . by delivery of freely tradeable shares of
                                    our Class A common stock, or
                                  . through any combination of cash and freely
                                    tradeable shares of our Class A common
                                    stock.
                                  Mandatory redemption payments due on our
                                  Series B preferred stock must be paid by
                                  delivery of shares of our Class A common
                                  stock. Shares of our Class A common stock
                                  issued to make dividend or mandatory
                                  redemption payments on the Series B preferred
                                  stock shall be valued at 95% of the average
                                  market value (as defined) if such shares of
                                  Class A common stock are freely tradeable, or
                                  90% of the average market value if such
                                  shares of Class A common stock are not freely
                                  tradeable.
 Ranking......................... The Series B preferred stock ranks:
                                  . junior to all our existing and future
                                    indebtedness and other obligations,
                                  . junior to any of our capital stock or
                                    preferred stock which provides that it be
                                    ranked senior to the Series B preferred
                                    stock and which receives the requisite
                                    approval of the holders of Series B
                                    preferred stock,
                                  . equal with any of our preferred stock
                                    issued in the future which provides that it
                                    be ranked equal with the Series B preferred
                                    stock, and
                                  . senior to all Series A convertible
                                    preferred stock and all shares of our other
                                    capital stock, unless the other stock
                                    expressly provides otherwise.
 Limited Voting Rights........... You are generally not entitled to any voting rights, unless we have not declared or paid
                                  dividends for a total of six quarterly
                                  periods.
 Trading......................... Our Class A common stock currently trades on the Nasdaq National Market under the symbol
                                  "XMSR". We have not applied and do not intend
                                  to apply for the listing of the Series B
                                  preferred stock on any securities exchange.

                      Summary Consolidated Financial Data

  The pro forma information in the following balance sheets table additionally gives effect to the following as if each had occurred on September 30, 1999:

  . our sale of 10,241,000 shares of Class A common stock through an initial public offering at $12 per share, which yielded net proceeds of $114.1 million;

  . the conversion of the $250 million Series A convertible debt, together with associated accrued interest of $6.3 million, into 10,761,677 shares of Series A convertible preferred stock and 15,748,333 shares of Class A common stock; and

  . the conversion of the $21.4 million and $81.7 million of notes issued to American Mobile, together with associated accrued interest of $3.6 million, into 11,133,558 shares of Class B common stock.

  The pro forma "as adjusted" information in the following balance sheets table additionally gives effect to the following as if it had occurred on September 30, 1999:

  . our sale of 2,000,000 shares of preferred stock in this offering at an offering price of $50.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses.

  The pro forma "as further adjusted" information in the following balance sheets table additionally gives effect to the following as if it had occurred on September 30, 1999:

  . our concurrent sale of 4,000,000 shares of Class A common stock at an assumed offering price of $32.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses.


                                                                        December 15,
                              Years Ended        Nine Months Ended          1992
                             December 31,          September 30,          (Date of
                          --------------------  --------------------     Inception)
                            1997       1998       1998       1999     to September 30,
                           Actual     Actual     Actual     Actual        1999 (1)
                          ---------  ---------  ---------  ---------  ----------------
                                     (In thousands, except share data)
Statements of Operations
 Data:
Revenue.................  $     --   $     --   $     --   $     --       $    --
                          ---------  ---------  ---------  ---------      --------
Operating expenses:
 Research and
  development...........        --       6,941      5,834      3,597        10,538
 Professional fees......      1,090      5,242      4,260      5,932        12,264
 General and
  administrative........         20      4,010      1,903      8,286        12,316
                          ---------  ---------  ---------  ---------      --------
 Total operating
  expenses..............      1,110     16,193     11,997     17,815        35,118
                          ---------  ---------  ---------  ---------      --------
Operating loss..........     (1,110)   (16,193)   (11,997)   (17,815)      (35,118)
Other expense--interest
 income (expense), net..       (549)        26          8     (7,952)       (8,475)
                          ---------  ---------  ---------  ---------      --------
Net loss................  $  (1,659) $ (16,167) $ (11,989) $ (25,767)     $(43,593)
                          =========  =========  =========  =========      ========
Net loss per share--
 basic and diluted......  $   (0.26) $   (2.42) $   (1.79) $   (3.85)
                          =========  =========  =========  =========
Weighted average shares
 used in computing net
 loss per share--basic
 and diluted............  6,368,166  6,689,250  6,689,250  6,693,338
Other Data (2):
Ratio of earnings to
 combined fixed charges
 and preferred dividends
 (3)....................        --         --         --         --            --
                          ---------  ---------  ---------  ---------      --------
Deficiency of earnings
 to cover combined fixed
 charges and preferred
 dividends..............  $   3,560  $  27,991  $  19,300  $  40,482      $ 72,033
                          ---------  ---------  ---------  ---------      --------
Pro forma deficiency of
 earnings to cover
 combined fixed charges
 and preferred dividends
 (4)....................             $  36,549             $  46,901
                                     ---------             ---------

                                                 September 30, 1999
                                      -----------------------------------------
                                                                     Pro Forma
                         December 31,            Pro     Pro Forma   As Further
                             1998      Actual   Forma   As Adjusted   Adjusted
                         ------------ -------- -------- ------------ ----------
                                             (In thousands)
Balance Sheets Data:
Cash and cash
 equivalents............   $    310   $ 54,356 $168,490   $264,790    $385,790
System under
 construction...........    169,029    282,316  282,316    282,316     282,316
Total assets............    170,485    406,817  510,187    606,487     727,487
Total debt..............    140,332    363,260      310        310         310
Total liabilities.......    177,668    382,483   19,533     19,533      19,533
Stockholders' equity
 (deficit)..............     (7,183)    24,334  490,654    586,954     707,954

--------
(1) Business activity for the period from December 15, 1992, which was our date of inception, through December 31, 1996 was insignificant.

(2) For purpose of determining the ratio of earnings to combined fixed charges and preferred dividends and the deficiency of earnings to cover combined fixed charges and preferred dividends, "earnings" includes pre-tax income
    (loss) adjusted for fixed charges and preferred dividends. "Fixed charges" consist of interest expensed and capitalized, amortization of deferred financing charges, and that portion of operating lease rental expense (deemed to be one-third of rental expense) representative of interest.

(3) The ratios of combined fixed charges and preferred dividends to earnings are not presented for the years ended 1997 and 1998, the nine months ended September 30, 1998 and 1999 and for the period from December 15, 1992 (date of inception) to September 30, 1999 because earnings were inadequate to cover combined fixed charges and preferred dividends.

(4) Pro forma deficiency of earnings to combined fixed charges and preferred dividends is calculated based upon a 8.25% dividend rate as of the beginning of the period.

                                  RISK FACTORS

   You should carefully consider the risks described below before making an investment decision.

You could lose money on your investment because we have not started operations or generated any revenues.

   We are a development stage company and still need to develop the planned XM Radio service significantly before we can offer it to consumers. We have not yet generated any revenues and will not do so until we can start commercial operation of our service. Unless we generate significant revenues, we will not become profitable, and you could lose money on your investment. Our ability to generate revenues and ultimately to become profitable will depend upon several factors, including

  .  whether we create and implement the XM Radio system in a timely fashion;

  . whether consumer electronics manufacturers successfully develop and manufacture XM radios;

  . whether we can attract and retain enough subscribers and advertisers to XM Radio;

  .  whether we compete successfully; and

  . whether the FCC grants us all additional necessary authorizations in a timely manner.

Our expenditures and losses have been significant and are expected to grow.

   As of September 30, 1999, we had incurred significant costs, aggregating approximately $282.3 million, in connection with the development of the XM Radio system. We incurred net aggregate losses approximating $17.8 million from our inception through December 31, 1998, and an additional $25.8 million in the nine month period ended September 30, 1999. We expect our net losses and negative cash flow to grow as we build the XM Radio system, make payments under our various contracts and begin to incur marketing costs.

We need substantial further financing but such financing might not be available.

   We estimate that we will need approximately $418.0 million, after giving effect to the proceeds from this offering and our concurrent offering of Class A common stock, to meet our needs until we begin commercial operation of our services. If we are unable to complete the proposed concurrent sale of our Class A common stock, we would need approximately $539.0 million. Even after we commence commercial service, we will require significant additional funds before we generate positive cash flow. In addition, we have substantial payment obligations under a distribution agreement with General Motors, as described under the caption "Certain Relationships and Related Party Transactions-- Distribution Agreement with General Motors and OnStar." Our actual funding requirements could vary materially from our projections. We may have to raise more funds than expected to remain in business and to continue to develop and market the XM Radio system.

   We plan to raise future funds by selling debt or equity securities, or both, publicly and/or privately and by obtaining loans or other credit lines from banks or other financial institutions. We may not be able to raise sufficient funds on favorable terms or at all. If we are successful in raising additional financing, we anticipate that a significant portion of future financing will consist of debt securities. As a result, we may be highly leveraged. If we fail to obtain any necessary financing on a timely basis, then

  . our satellite construction, launch, or other events necessary to our business could be materially delayed, or their costs could materially increase;

  . we could default on our commitments to our satellite construction or launch contractors, creditors or others, leading to termination of construction or inability to launch our satellites; and

  . we may not be able to launch our satellite radio service as planned and may have to discontinue operations or seek a purchaser for our business or assets.

We may not be able to complete the proposed offering of our Class A common stock.

   We may not be able to complete the offering of 4,000,000 shares of our Class A common stock being conducted concurrently with this offering, or such offering may not raise the amount of proceeds we expect. This would increase our need for financing by the amount of the expected net proceeds of the Class A common stock offering, less any amount actually raised. In addition, if we are unable to complete the Class A common stock offering, the information in this prospectus regarding the Class A common stock offering would not be applicable or would need to be revised, perhaps significantly.

Our satellites could be damaged or destroyed during launch.

   A significant percentage of satellites never become operational because of launch failure, satellite destruction or damage during launch, or improper orbital placement. Launch failure rates vary depending on the particular launch vehicle and contractor. There is a limited track record for the specific rocket that will be used for the launch of our satellites, and even launch vehicles with good track records experience some launch failures. If one or more of our launches fail, we will suffer significant delay that will be very damaging to our business, and we will incur significant additional costs associated with the delay in revenue generating activities.

Premature failure of our satellites would damage our business.

   If one of our satellites were to fail prematurely, it likely would affect the quality of our service, substantially delay the commencement or interrupt the continuation of our service and harm our business. This harm to our business would continue until we either launched our ground spare satellite or had additional satellites built or launched. A number of factors may decrease the useful lives of our satellites to less than the expected approximately 15 years, including

   . defects in construction;
   . faster than expected degradation of solar panels;
   . loss of fuel on board;
   . random failure of satellite components that are not protected by back-up units;
   . electrostatic storms; and
   . collisions with other objects in space.

In addition, our network of terrestrial repeaters will communicate principally with one satellite. If the satellite communicating with the repeater network fails, we would have to repoint all of the repeaters to communicate with the other satellite. This would result in an interruption of service that could last from a few hours to several days and could harm our business.

Damage to our satellites will not be fully covered by insurance.

   We intend to purchase standard launch and in-orbit insurance policies from global space insurance underwriters. Any adverse change in insurance market conditions may substantially increase the premiums we would have to pay for such insurance. If the launch of either satellite is a total or partial failure, our insurance may not fully cover our losses. We do not expect to buy insurance to cover and would not have protection against business interruption, loss of business or similar losses. Also, any insurance we obtain will likely contain certain customary exclusions and material change conditions which would limit our coverage.

Our system depends on development and integration of complex technologies in a novel configuration that might not work.

   Our system will involve new applications of existing technology and the complex integration of different technologies, which may not work as planned. In addition, we may not be able to successfully develop the new technologies required for our planned XM Radio system.

   The use of terrestrial repeaters with a satellite system is untested and may not provide the expected transmission quality. Our system will rely on a network of terrestrial repeaters to retransmit satellite signals in areas where blockages occur from high concentrations of tall buildings and other obstructions. Satellites and terrestrial repeater networks have not been integrated and used together on the scale we contemplate. We cannot be certain that what we plan will work. Failure to integrate these technologies may result in areas with impediments to satellite line of sight experiencing dead zones where our signals cannot be received clearly or are of low quality.

   Our business plan relies on the timely development of XM radios. Our service is to be received by specially designed receivers that have not yet been developed. They will require a unique integration of existing technologies, which may take longer than expected.

   Integration of components of our system may encounter technical difficulties. We will have to integrate a number of sophisticated satellite and other wireless technologies never integrated in the past before we can begin offering our service. If the technological integration of the XM Radio system is not completed in a timely and effective manner, our business will be harmed. We cannot ultimately confirm the ability of the system to function until we have actually deployed and tested a substantial portion of the system. Hardware or software errors in space or on the ground may limit or delay the XM Radio service and therefore reduce anticipated revenues.

Performance failures by our satellite and launch contractors would damage our business, and we may not have adequate remedies.

   We will rely on Hughes Space and Communications International, Inc., our satellite manufacturer, to build and deliver our satellites in a timely manner. If Hughes fails to deliver functioning satellites in a timely manner, the introduction of our service would likely be delayed. If Hughes were to deliver a satellite late or otherwise default, the remedies we have will not adequately compensate us for any damage caused to our business. Hughes will not be liable for indirect or consequential damages, or lost revenues or profits, from late delivery or other defaults. Also, our satellite contract entitles Hughes to certain excusable delays for which we have no remedy. If Hughes breaches its performance warranty, our only remedy is not to pay Hughes in-orbit performance incentive payments of up to a total of $12.5 million for each satellite. This remedy likely will not adequately compensate us for the damage such breach would cause to our business.

   We are depending on our satellite launch services provider to build our launch vehicles and to launch the satellites. If the satellite launch services provider fails to launch the satellites in a timely manner, we may be unable to meet our business plan timetable. Neither Hughes nor the satellite launch services provider will be liable to us for any delay in delivery of the satellites up to 180 days caused by our scheduled launch services provider. A delay of more than six months beyond the launch period for either satellite may allow us to select an alternative launch system. This remedy, however, likely would not adequately compensate us for the damage such delay would cause to our business. Although we may be able to use another satellite launch services provider, switching to another provider could involve significant delay and a significant increase in cost.

Failure of third party vendors to supply radios to customers in a timely manner would delay our revenues.

   We will rely on third party manufacturers and their distributors to manufacture and distribute XM radios. If one or more manufacturers fails to develop XM radios for timely commercial sale, at an affordable price and with mass market nationwide distribution, the launch of our service would be delayed, our revenues would be less than expected and our business would suffer. We will rely on Delphi-Delco, Sony, Motorola, Pioneer, Alpine, Mitsubishi, Audiovox and Clarion to develop, manufacture and market XM radios for use in the car, and on SHARP to develop, manufacture and market XM radios for home and portable use. XM radios are not yet available, and our agreements with third party vendors may not result in the timely production of enough affordable XM radios to permit the widespread introduction of our service.

Competition from Sirius Satellite Radio and traditional and emerging audio entertainment providers could adversely affect our revenues.

   In seeking market acceptance, we will encounter competition for distribution channels, listeners and advertising revenues from many sources, including

  .  Sirius Satellite Radio, the other satellite radio licensee;

  .  traditional and, when available, digital AM/FM radio;

  .  Internet based audio providers;

  .  direct broadcast satellite television audio service; and

  .  cable systems that carry audio service.

   Sirius Satellite Radio (formerly named CD Radio) has announced that it has arrangements for the construction, implementation and distribution of its service and that it expects to begin receiving revenue from commercial operations in the first quarter of 2001, which is slightly ahead of our timetable. If Sirius Satellite Radio begins commercial operations significantly before we do, it may gain a competitive advantage over us.

   Unlike XM Radio, traditional AM/FM radio already has a well established market for its services and generally offers free broadcast reception supported by commercial advertising rather than by a subscription fee. Also, many radio stations offer information programming of a local nature, such as traffic and weather reports, which XM Radio is not expected to offer as effectively as local radio, or at all. To the extent that consumers place a high value on these features of traditional AM/FM radio, we will be at a competitive disadvantage.

Demand for our service may be insufficient for us to become profitable.

   There is currently no mobile satellite digital audio radio service in commercial operation in the United States. As a result, we cannot estimate with any certainty the potential consumer demand for such a service or the degree to which we will meet that demand. Among other things, consumer acceptance of XM Radio will depend upon

  . whether we obtain, produce and market high quality programming consistent with consumers' tastes;

  . the willingness of consumers to pay subscription fees to obtain satellite radio service;

  .  the cost and availability of XM radios; and

  .  XM Radio's and our competitors' marketing and pricing strategy.

   If demand for our service does not develop as expected, we may not be able to generate enough revenues to become profitable. Although we have commissioned market studies which attempt to measure market demand, these studies are based upon statistical sampling methods and reflect responses to hypothetical questions. Consequently, the data may not be accurate. We caution you not to place undue reliance on this data.

   Because we expect to derive a significant part of our revenues from advertisers as well as subscription revenues, advertiser acceptance also will be critical to the success of our business. Our ability to generate revenues from advertisers will depend on several factors, including the level and type of market penetration of our service, competition for advertising dollars from other media, and changes in the advertising industry. FCC regulations limit our ability to offer our radio service other than to subscribers on a pay-for-service basis. These factors may reduce our potential revenue from advertising.

Large payment obligations under our distribution agreement with General Motors may prevent us from becoming profitable.

   We have significant payment obligations under our long-term agreement with General Motors for the installation of XM radios in General Motors vehicles and the distribution of our service to the exclusion of other satellite radio services. These payment obligations, which could total several hundred million dollars over the life of the contract, may prevent us from becoming profitable. A significant portion of these payments are fixed in amount, and we must pay these amounts even if General Motors does not meet performance targets in the contract. Although this agreement is subject to renegotiation if General Motors does not achieve and maintain specified installation levels, we cannot predict the outcome of any such renegotiation. This agreement is described more fully under the caption "Certain Relationships and Related Party Transactions-- Distribution Agreement with General Motors and OnStar."

Sirius Satellite Radio's patent infringement suit against us could impair our business.

   On January 12, 1999, Sirius Satellite Radio, the only other owner of an FCC license for satellite radio service, sued us, claiming that we are infringing or will infringe three Sirius Satellite Radio patents. The Sirius Satellite Radio patents involved in this litigation relate to certain aspects of signal and reception methodologies that may be employed by a satellite radio system. In its complaint, Sirius Satellite Radio seeks money damages to the extent we have manufactured, used or sold any product or method claimed in Sirius Satellite Radio's patents, and an injunction. Based on the planned design of our system, our knowledge of the differences between the XM Radio system and the claims of the Sirius Satellite Radio patents and on advice we have received from our patent counsel, we believe that we have not infringed and will not infringe any Sirius Satellite Radio patents. However, the litigation could harm us, even if we prevail. It may divert management's attention and may make it more difficult for us to raise financing or enter other agreements with third parties. It may also impede our ability to move forward with the development of our system in a timely manner. If we do not prevail in this litigation, we could become liable to Sirius Satellite Radio for substantial money damages or be subject to an injunction preventing us from using certain technology in our satellite radio system, or both. Any such injunction could force us to develop new technology which would not be subject to the injunction. Alternatively, we could be required to license alternative technology from a third party, or seek a license from, and pay royalties to, Sirius Satellite Radio to use its technology. Any of the foregoing could delay or increase the costs of deploying the XM Radio system.

Our business may be impaired by third party intellectual property rights.

   Development of the XM Radio system will depend largely upon the intellectual property that we will develop and license from third parties. If the intellectual property that we may develop or use is not adequately protected, others will be permitted to and may duplicate the XM Radio system or service without liability. In addition, others may challenge, invalidate or circumvent our intellectual property rights, patents or existing sublicenses. Some of the know-how and technology we have developed and plan to develop will not be covered by United States patents. Trade secret protection and contractual agreements may not provide adequate protection if there is any unauthorized use or disclosure. The loss of necessary technologies could require us to obtain substitute technology of lower quality performance standards, at greater cost or on a delayed basis, which could harm our business.

   Other parties may have patents or pending patent applications which will later mature into patents or inventions which may block our ability to operate our system or license our technology. We may have to resort to litigation to enforce our rights under license agreements or to determine the scope and validity of other parties' proprietary rights in the subject matter of those licenses. This may be expensive. Also, we may not succeed in any such litigation.

   Third parties may bring suit against us for patent or other infringement of intellectual property rights. Any such litigation could result in substantial cost to, and diversion of effort by, our company, and adverse findings in any proceeding could

  .  subject us to significant liabilities to third parties;

  .  require us to seek licenses from third parties;

  . block our ability to operate the XM Radio system or license its technology; or

  . otherwise adversely affect our ability to successfully develop and market the XM Radio system.

Failure to comply with FCC requirements could damage our business.

   As an owner of one of two FCC licenses to operate a commercial satellite radio service in the United States, we are subject to FCC rules and regulations, and the terms of our license, which require us to meet certain conditions such as

  . milestone dates, including the requirement that we begin full operation of our system by October 2003;

  . interoperability of our system with the other licensed satellite radio system;

  . coordination of our satellite radio service with radio systems operating in the same range of frequencies in neighboring countries; and

  . coordination of our communications links to our satellites with other systems that operate in the same frequency band.

Non-compliance by us with these conditions could result in fines, additional license conditions, license revocation or other detrimental FCC actions. We may also be subject to interference from adjacent radio frequency users if the FCC does not adequately protect us against such interference in its rulemaking process. In addition, the FCC has not yet issued rules permitting us to deploy terrestrial repeaters to fill gaps in satellite coverage. Our plans to deploy terrestrial repeaters may be impacted by the FCC's rules, when issued.

   Some of our vendors are subject to United States export regulations and will need approval from the State Department under technology export statutes and regulations for the launch of our satellites. Failure to receive such approval or any change in applicable law or policy may delay our satellite launch.

If the challenge to our FCC license is successful, our business could be harmed.

   The award of our FCC license was challenged by one of the losing bidders in the initial FCC licensing procedure. The challenge was denied by the FCC, but the losing bidder filed with the FCC for reconsideration of the license award. If this challenge is successful, the FCC could take a range of actions, any of which could harm our ability to proceed with our planned satellite radio service.

Our service network or other ground facilities could be damaged by natural catastrophes.

   Since our ground-based network will be attached to buildings, towers and other structures around the country, an earthquake, tornado, flood or other catastrophic event anywhere in the United States could damage our network, interrupt our service and harm our business in the affected area. We will not have replacement or redundant facilities that can be used to assume the functions of our repeater network, or of our planned central production and broadcast facility, in the event of a catastrophic event. Any damage to our repeater network would likely result in degradation of our service for some subscribers and could result in complete loss of service in affected areas. Damage to our central production and broadcast facility would restrict our production of programming and require us to obtain programming from third parties to continue our service.

Consumers could steal our service.

   Like all radio transmissions, the XM Radio signal will be subject to interception. Pirates may be able to obtain or rebroadcast XM Radio without paying the subscription fee. Although we plan to use encryption technology to mitigate the risk of signal theft, such technology may not be adequate to prevent theft of the XM Radio signal. If widespread, signal theft could harm our business.

We need to obtain rights to programming, which could be more costly than anticipated.

   We must negotiate and enter into music programming royalty arrangements with performing rights societies such as the American Society of Composers, Authors and Publishers, Broadcast Music, Inc., the Recording Industry Association of America and SESAC, Inc. We expect to negotiate or establish by arbitration royalty arrangements with these organizations, but such royalty arrangements may be more costly than anticipated or unavailable. We also have to negotiate royalty arrangements with the owners of the sound recordings. Cable audio services currently pay a royalty rate of 6.5% of gross subscriber revenue set by the Librarian of Congress. Although we believe we can distinguish XM Radio sufficiently from the cable audio services in order to negotiate a lower statutory rate, we may not be able to do so.

Rapid technological and industry changes could make our service obsolete.

   The satellite industry and the audio entertainment industry are both characterized by rapid technological change, frequent new product innovations, changes in customer requirements and expectations, and evolving industry standards. If we are unable to keep pace with these changes, our business may be unsuccessful. Products using new technologies, or emerging industry standards, could make our technologies obsolete. In addition, we may face unforeseen problems when developing the XM Radio system which could harm our business. Because we will depend on third parties to develop technologies used in key elements of the XM Radio system, more advanced technologies which we may wish to use may not be available to us on reasonable terms or in a timely manner. Further, our competitors may have access to technologies not available to us, which may enable them to produce entertainment products of greater interest to consumers, or at a more competitive cost.

Problems related to the Year 2000 issue could disrupt our operations and harm our business.

   Year 2000 could require us to incur delays and unanticipated expenses. Many currently installed computer systems and software products are not able to distinguish 21st century dates from 20th century dates. As a result, computer systems and software that fail to recognize the proper date at the end of 1999 may suffer major system failures or miscalculations. If we are unable to identify and resolve a problem related to the Year 2000 in time to avoid adverse consequences, there could be an interruption in, or a failure of, certain of our normal business activities and operations, harming our business and financial results.

A small number of stockholders own approximately 83% of our stock on a fully diluted basis and effectively control us. Their interests may conflict with yours as a stockholder.

   As of December 31, 1999, our current principal stockholders owned approximately 83% of our common stock on a fully diluted basis with total voting power of approximately 90%. We have entered into material contracts and transactions with our principal stockholders and their affiliates, and we may enter into additional contracts in the future. The composition of our board of directors is governed by a shareholders' agreement among our principal stockholders, which grants them effective management control of XM Radio. These stockholders could use their position as principal stockholders and their management control to cause us to take actions that might not be in our interests or your interests as a preferred stockholder.

We need people with special skills to develop, launch and maintain our new service. If we cannot find and keep these people, our business and stock price could suffer.

   We depend on the continued efforts of our executive officers and key employees who have specialized technical knowledge regarding our satellite and radio systems and business knowledge regarding the radio industry and subscription services. If we lose the services of one or more of these employees, or fail to attract qualified replacement personnel, it could harm our business and our future prospects.

We may issue additional preferred stock, which could dilute your interests or deter a change of control of our company, even if the change of control is favored by our shareholders.

   Our certificate of incorporation does not limit the issuance of additional series of preferred stock ranking ratably with or junior to the preferred stock. The issuance of additional preferred stock could dilute the interests of holders of the convertible preferred stock. None of the provisions relating to the convertible preferred stock affords the holders of the convertible preferred stock protection in the event of a highly leveraged or other transaction that might adversely affect their interests. We are a Delaware corporation, and antitakeover provisions in Delaware law and our ability to adopt a shareholder rights plan using our preferred stock could make it difficult for a third party to acquire us, even if doing so would benefit our stockholders. This could depress our stock price.

The market price of our Class A common stock may fluctuate widely.

   The market price of our common stock could fluctuate substantially due to

  .  future announcements concerning us or our competitors;

  .  quarterly fluctuations in operating results;

  .  announcements of acquisitions or technological innovations; or

  .  changes in earnings estimates or recommendations by analysts.

   In addition, the stock prices of many technology companies fluctuate widely for reasons which may be unrelated to operating results. This market volatility could depress the price of our common stock without regard to our operating performance.

Future sales of our Class A common stock in the public market could lower our stock price and impair our ability to raise funds in new stock offerings.

   After giving effect to our concurrent offering of Class A common stock, we will have 30,435,471 shares of Class A common stock outstanding, or 59,094,151 shares assuming conversion of all 17,872,176 shares of Class B common stock and 10,786,504 shares of Series A convertible preferred stock outstanding, but not assuming the conversion of any Series B preferred stock. If the underwriters of the Class A common stock offering exercise their over-allotment option in full, we will have 31,035,471 shares of Class A common stock outstanding, or 59,694,151 shares assuming conversion of all outstanding Series A convertible preferred stock and Class B common stock. There could be additional dilution as a result of the conversion of the Series B preferred stock sold in this offering, which is initially convertible into 2,500,000 shares of Class A common stock. Sales of a large number of shares could adversely affect the value of our stock and could impair our ability to raise funds in additional stock offerings.

   The shares of Series B preferred stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless the shares are purchased by an affiliate of ours, sales of which will be limited by Rule 144 under the Securities Act. Holders of restricted shares generally will be entitled to sell these shares in the public market without registration either under Rule 144 or any other applicable exemption under the Securities Act.

   16,887,293 shares of our Class A common stock and all 10,786,504 shares of our Series A convertible preferred stock are subject to lock-up agreements that expire ninety days after the date of this prospectus. American Mobile, which owns 200,000 shares of Class A common stock and an additional 16,557,262 shares of Class B common stock that may be converted into Class A common stock on a one-for-one basis, is prohibited from selling any of these shares, other than to affiliates, until October 8, 2000 or when we commence commercial operations, whichever comes first. At those times, the shares released from these lock-up restrictions will be freely tradable, subject to the provisions of Rule 144 or Rule 701 under the Securities Act. The owners of all locked-up shares have experienced substantial appreciation in the value of their shares relative to the price paid for them. In the event all or a significant portion of these stockholders elect to sell their shares, the price of our stock could materially decline, irrespective of our performance.

   On December 3, 1999, we filed a registration statement under the Securities Act covering all 2,975,700 shares of Class A common stock subject to outstanding stock options or reserved for issuance under our stock plans. The registration statement became effective upon filing. Accordingly, shares registered under the registration statement are, subject to vesting provisions and Rule 144 volume limitations applicable to our affiliates, available for sale in the open market, and in the case of our officers, directors and stockholders who have entered into lock-up agreements, available for sale after lock-up agreements expire. As of December 15, 1999, options to purchase 2,274,433 shares of Class A common stock were outstanding.

   In addition, following the closing of our Class A common stock offering, the holders of 16,179,755 shares of our Class A common stock, all of our Series A convertible preferred stock and all of our Class B common stock have the right to request registration of their shares in future public offerings of our equity securities.

Payment of dividends in shares of Class A common stock may not result in stated dividend yield.

   In the event dividends are paid in shares of Class A common stock, each share of Class A common stock will be valued for this purpose as equal to a percentage of the average market value, as defined under "Description of Series B Preferred Stock--Dividends." If the market price of Class A common stock applicable in determining the average market value is higher than the actual market price for the Class A common stock on the dividend payment date and you sell your Class A common stock at such lower price, your actual dividend yield could be lower than the stated dividend yield on the Series B preferred stock. In addition, you are likely to incur commissions and other transaction costs in connection with the sale of such Class A common stock.

There is no public market for the Series B preferred stock.

   There has not been an established trading market for the Series B preferred stock. Accordingly, we cannot assure you as to the development of liquidity of any market for the Series B preferred stock. If a market for the Series B preferred stock were to develop, the Series B preferred stock could trade for less than the initial offering price, depending on many factors, including prevailing interest rates, our operating results and the markets for similar securities, and such market may cease to continue at any time.

You would lose part of your investment if our assets were sold for their book value.

   The offering price per share will significantly exceed the net tangible book value of your shares because of our intangible assets, operating losses and other factors. In the event of a liquidation of our assets for their book value, you would not receive back a portion of your investment. See "Dilution" for the calculations of these figures. If we issue debt securities with warrants to purchase our common stock as part of future financings, such warrants might be exercisable for less than the offering price which may result in further dilution. The amount of stock subject to such warrants would depend on market conditions at the time. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

Our forward-looking statements are speculative and may prove to be wrong.

   Much of the information in this prospectus consists of forward-looking statements based on our current expectations. These statements are inherently predictive and speculative, and you must not assume that they will prove to be correct. You can often identify these statements by forward-looking words such as

  .  "may";

  .  "will," "intend," "plan to";

  .  "expect," "anticipate," "project," "believe," "estimate";

  .  "continue" or similar words.

  You should read such statements very carefully because they

  .  discuss our future plans or expectations;

  . contain projections of our future financial condition or results of operations; or

  .  state other forward-looking information.

   When you consider such forward-looking statements, you should keep in mind the risk factors above and the other cautionary statements in this prospectus because they provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements.

                                USE OF PROCEEDS

   The net proceeds from this offering, at an offering price of $50 per share, are estimated to be $96.3 million, after deducting estimated underwriting discounts and commissions and offering expenses of $3.7 million. The net proceeds are estimated to be $110.8 million if the underwriters' over-allotment option is exercised in full, after deducting estimated underwriting discounts and commissions and offering expenses of $4.2 million. We estimate the net proceeds from our concurrent sale of 4,000,000 shares of Class A common stock will be approximately $121.0 million, assuming an offering price of $32.00 per share and after deducting estimated underwriting discounts and commissions and offering expenses (estimated net proceeds would be approximately $139.2 million if the underwriters' over-allotment option were exercised in full). The net proceeds from these offerings will be used as set forth below.

                                                               The Offering and
                                                                Class A Common
                                                  The Offering  Stock Offering
                                                  ------------ ----------------
                                                          (In millions)
   Payments under satellite contract............     $48.2          $131.2
   Payments under terrestrial repeater
    contracts...................................      28.5            48.2
   Payments under ground segment contracts......      12.2            18.0
   Working capital, operating losses and general
    corporate expenses..........................       7.4            19.9
                                                     -----          ------
     Total uses.................................     $96.3          $217.3
                                                     =====          ======

   We may re-allocate the proceeds among these categories depending upon the timing of our funding requirements. In addition, these uses assume that the net proceeds are the first funds used. To the extent we use cash on hand or from other financings to meet these funding needs, we may reallocate the proceeds to other matters. Pending these uses, the net proceeds from these offerings may be temporarily invested in short-term, interest-bearing, investment grade securities.

                          PRICE RANGE OF COMMON STOCK

   Our Class A common stock has been quoted on the Nasdaq National Market under the symbol "XMSR" since our initial public offering on October 5, 1999. The following table presents, for the period indicated, the high and low sales prices per share of our Class A common stock as reported on the Nasdaq National Market.

                                                                 High     Low
1999:                                                           ------- -------
 Fourth Quarter (beginning October 5, 1999).................... $ 44.75 $11.625
2000:
 First Quarter (through January 25, 2000)...................... $45.875 $ 31.00

   On January 25, 2000, the last reported bid price for our Class A common stock on the Nasdaq National Market was $32.00. As of January 5, 2000, there were 42 holders of record of our Class A common stock.

                                DIVIDEND POLICY

   We have not declared or paid any dividends since our date of inception. We do not intend to pay cash dividends on our common stock in the foreseeable future. We anticipate we will retain any earnings for use in our operations and the expansion of our business.

                                 CAPITALIZATION

   The following table sets forth as of September 30, 1999 our capitalization on
  .  an actual basis;
  . a pro forma basis, which additionally gives effect to (i) the sale of 10,241,000 shares of Class A common stock through an initial public offering at $12 per share, which yielded net proceeds of $114.1 million;
     (ii) the conversion of the $250 million Series A convertible debt, together with associated accrued interest of $6.3 million, into 10,761,677 shares of Series A convertible preferred stock and 15,748,333 shares of Class A common stock; and (iii) the conversion of the $21.4 million and $81.7 million of notes issued to American Mobile, together with associated accrued interest of $3.6 million, into 11,133,558 shares of Class B common stock, as if these transactions had occurred at September 30, 1999;
  . a pro forma as adjusted basis, which additionally gives effect to our sale of 2,000,000 shares of Series B preferred stock in this offering at $50 per share, after deducting underwriting discounts and commissions and estimated offering expenses; and
  . a pro forma as further adjusted basis, which additionally gives effect to our concurrent sale of 4,000,000 shares of Class A common stock at $32.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses.
These adjustments are described more fully in "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                 September 30, 1999
                                      ------------------------------------------
                                                                      Pro Forma
                                                  Pro      Pro Forma  As Further
                                       Actual    Forma    As Adjusted  Adjusted
                                      --------  --------  ----------- ----------
                                                   (In thousands)
Cash and cash equivalents...........  $ 54,356  $168,490   $264,790    $385,790
                                      ========  ========   ========    ========
Debt:
 Subordinated convertible notes
 payable to related party...........   106,692       --         --          --
 Series A subordinated convertible
 notes..............................   256,258       --         --          --
 Capital lease......................       310       310        310         310
                                      --------  --------   --------    --------
 Total debt.........................  $363,260  $    310   $    310    $    310
                                      ========  ========   ========    ========
Stockholders' equity:
 Series A convertible preferred
  stock, par value $0.01; 15,000,000
  shares authorized, no shares
  issued and outstanding actual,
  10,761,677 shares issued and
  outstanding pro forma, pro forma
  as adjusted, and pro forma as
  further adjusted..................  $    --   $    108   $    108    $    108
 Series B convertible redeemable
  preferred stock, par value $0.01
  (liquidation preference of
  $100,000,000 pro forma as
  adjusted); 3,000,000 shares
  authorized, no shares issued and
  outstanding actual and pro forma
  and 2,000,000 shares issued and
  outstanding pro forma as adjusted
  and pro forma as further
  adjusted..........................       --        --          20          20
 Class A common stock, par value
  $0.01; 180,000,000 shares
  authorized, 14,716 shares issued
  and outstanding actual, 26,004,049
  shares issued and outstanding pro
  forma and pro forma as adjusted,
  30,004,049 shares issued and
  outstanding pro forma as further
  adjusted..........................       --        260        260         300
 Class B common stock, par value
  $0.01; 30,000,000 shares
  authorized; 6,689,250 shares
  issued and outstanding actual and
  17,822,808 shares issued and
  outstanding pro forma, pro forma
  as adjusted, and pro forma as
  further adjusted..................        67       178        178         178
 Class C non-voting common stock,
  par value $0.01; 30,000,000 shares
  authorized, no shares issued and
  outstanding actual, pro forma, pro
  forma as adjusted, and pro forma
  as further adjusted...............       --        --         --          --
 Additional paid-in capital.........    67,860   533,701    629,981     750,941
 Accumulated deficit................   (43,593)  (43,593)   (43,593)    (43,593)
                                      --------  --------   --------    --------
 Total stockholders' equity ........    24,334   490,654    586,954     707,954
                                      --------  --------   --------    --------
Total capitalization................  $387,594  $490,964   $587,264    $708,264
                                      ========  ========   ========    ========

                      SELECTED CONSOLIDATED FINANCIAL DATA

   In considering the following selected consolidated financial data, you should also read our consolidated financial statements and notes and the section captioned "Management's Discussion and Analysis of Financial Condition and Results of Operations." The consolidated statements of operations data for the years ended December 31, 1997 and 1998, and the consolidated balance sheets data as of December 31, 1997 and 1998, are derived from our consolidated financial statements. These statements have been audited by KPMG LLP, independent certified public accountants. KPMG's report contains a paragraph stating that we have not begun operations, have negative working capital and are dependent upon additional debt and equity financings, and that these factors raise substantial doubt about our ability to continue as a going concern. The selected consolidated financial data do not include any adjustments that might result from the outcome of that uncertainty. The consolidated statements of operations data for the nine months ended September 30, 1998 and 1999, and for the period from December 15, 1992, which was our date of inception, through September 30, 1999, and the consolidated balance sheet data as of September 30, 1999, are derived from our unaudited consolidated financial statements. The unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of our management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information. You should not assume that our results of operations for the nine months ended September 30, 1998 and 1999 indicate what our results will be for the full year.

  The pro forma information in the following balance sheets table additionally gives effect to the following as if each had occurred on September 30, 1999:

  . our sale of 10,241,000 shares of Class A common stock through an initial public offering at $12 per share, which yielded net proceeds of $114.1 million;

  . the conversion of the $250 million Series A convertible debt, together with associated accrued interest of $6.3 million, into 10,761,677 shares of Series A convertible preferred stock and 15,748,333 shares of Class A common stock; and

  . the conversion of the $21.4 million and $81.7 million of notes issued to American Mobile, together with associated accrued interest of $3.6 million, into 11,133,558 shares of Class B common stock.

  The pro forma "as adjusted" information in the following balance sheets table additionally gives effect to the following as if it had occurred on September 30, 1999:

  . our sale of 2,000,000 shares of Series B preferred stock in this offering at an offering price of $50 per share, after deducting underwriting discounts and commissions and estimated offering expenses.

  The pro forma "as further adjusted" information in the following balance sheets table additionally gives effect to the following as if it had occurred on September 30, 1999:

  . our concurrent sale of 4,000,000 shares of Class A common stock at an assumed offering price of $32.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses.


                     (tables appear on the following page)

                                                                        December 15,
                              Years Ended        Nine Months Ended          1992
                             December 31,          September 30,          (Date of
                          --------------------  --------------------     Inception)
                            1997       1998       1998       1999     to September 30,
                           Actual     Actual     Actual     Actual        1999 (1)
                          ---------  ---------  ---------  ---------  ----------------
                                             (In thousands, except share data)
Statements of Operations
 Data:
Revenue.................  $     --   $     --   $     --   $     --       $    --
                          ---------  ---------  ---------  ---------      --------
Operating expenses:
 Research and
  development...........        --       6,941      5,834      3,597        10,538
 Professional fees......      1,090      5,242      4,260      5,932        12,264
 General and
  administrative........         20      4,010      1,903      8,286        12,316
                          ---------  ---------  ---------  ---------      --------
 Total operating
  expenses..............      1,110     16,193     11,997     17,815        35,118
                          ---------  ---------  ---------  ---------      --------
Operating loss..........     (1,110)   (16,193)   (11,997)   (17,815)      (35,118)
Other expense--interest
 income (expense), net..       (549)        26          8     (7,952)       (8,475)
                          ---------  ---------  ---------  ---------      --------
Net loss................  $  (1,659) $ (16,167) $ (11,989) $ (25,767)     $(43,593)
                          =========  =========  =========  =========      ========
Net loss per share--
 basic and diluted......  $   (0.26) $   (2.42) $   (1.79) $   (3.85)
                          =========  =========  =========  =========
Weighted average shares
 used in computing net
 loss per share--basic
 and diluted............  6,368,166  6,689,250  6,689,250  6,693,338
Other Data (2):
Ratio of earnings to
 combined fixed charges
 and preferred dividends
 (3)....................        --         --         --         --            --
                          ---------  ---------  ---------  ---------      --------
Deficiency of earnings
 to cover combined fixed
 charges and preferred
 dividends..............  $   3,560  $  27,991  $  19,300  $  40,482      $ 72,033
                          ---------  ---------  ---------  ---------      --------
Pro forma deficiency of
 earnings to cover
 combined fixed charges
 and preferred dividends
 (4)....................             $  36,549             $  46,901
                                     ---------             ---------

                                                    September 30, 1999
                                      -----------------------------------------------
                                                                           Pro Forma
                         December 31,               Pro        Pro Forma   As Further
                             1998      Actual      Forma      As Adjusted   Adjusted
                         ------------ -------- -------------- ------------ ----------
                                               (In thousands)
Balance Sheets Data:
Cash and cash
 equivalents............   $    310   $ 54,356    $168,490      $264,790    $385,790
System under
 construction...........    169,029    282,316     282,316       282,316     282,316
Total assets............    170,485    406,817     510,187       606,487     727,487
Total debt..............    140,332    363,260         310           310         310
Total liabilities.......    177,668    382,483      19,533        19,533      19,533
Stockholders' equity
 (deficit)..............     (7,183)    24,334     490,654       586,954     707,954

--------
(1) Business activity for the period from December 15, 1992, which was our date of inception, through December 31, 1996 was insignificant.

(2) For purpose of determining the ratio of earnings to combined fixed charges and preferred dividends and the deficiency of earnings to cover combined fixed charges and preferred dividends, "earnings" includes pre-tax income
    (loss) adjusted for fixed charges and preferred dividends. "Fixed charges" consist of interest expensed and capitalized, amortization of deferred financing charges, and that portion of operating lease rental expense (deemed to be one-third of rental expense) representative of interest.

(3) The ratios of combined fixed charges and preferred dividends to earnings are not presented for the years ended 1997 and 1998, the nine months ended September 30, 1998 and 1999 and for the period from December 15, 1992 (date of inception) to September 30, 1999 because earnings were inadequate to cover combined fixed charges and preferred dividends.

(4) Pro forma deficiency of earnings to combined fixed charges and preferred dividends is calculated based upon a 8.25% dividend rate as of the beginning of the period.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

   The following discussion and analysis provides information which we believe is relevant to an assessment and understanding of our financial condition and consolidated results of operations. This discussion should be read together with our consolidated financial statements, pro forma financial information and related notes beginning on page F-1 of this prospectus.

Introduction

   XM Satellite Radio Inc. was incorporated in Delaware in 1992 as a wholly-owned subsidiary of American Mobile. XM Satellite Radio Holdings Inc. became a holding company for XM Satellite Radio Inc. in connection with a strategic investment by a former shareholder in early 1997. In July 1999, following our repayment of $75.0 million in debt owed to the former shareholder, it conveyed all of its interest in us to a trust. American Mobile then acquired all of that interest from the trust, making American Mobile our only stockholder at that time. Also, in July, we issued $250.0 million of Series A subordinated convertible notes. In October 1999, we completed an initial public offering and exercised an overallotment option for a cumulative total of 10,241,000 shares of Class A common stock, yielding net proceeds of $114.1 million. Concurrent with the closing of our initial public offering, the $250.0 million of Series A subordinated convertible notes, together with associated accrued interest of $6.8 million, converted into 10,786,504 shares of Series A convertible preferred stock and 16,179,755 shares of Class A common stock. Additionally, the $21.4 million and $81.7 million of convertible notes issued to American Mobile, together with associated accrued interest of $3.8 million, converted into 11,182,926 shares of Class B common stock.

   We are in the development stage. Since our inception in December 1992, we have devoted our efforts to establishing and commercializing the XM Radio system. Our activities were fairly limited until 1997, when we pursued and obtained regulatory approval from the FCC to provide satellite radio service. Our principal activities to date have included


  .  designing and developing the XM Radio system;

  . negotiating contracts with satellite and launch vehicle operators, specialty programmers, radio manufacturers and car manufacturers;

  .  developing technical standards and specifications;

  .  conducting market research; and

  .  securing financing for working capital and capital expenditures.

   We have incurred substantial losses to date and expect to continue to incur significant losses for the foreseeable future as we continue to design, develop and deploy the XM Radio system and for some period following our commencement of commercial operations.

   We intend to capitalize all costs related to our satellite contract and our FCC license, including all applicable interest. These capitalized costs will be depreciated over the estimated useful lives of the satellites and ground control stations. Depreciation of our satellites will commence upon in-orbit delivery. Depreciation of our satellite control facilities and terrestrial repeaters and the amortization of our FCC license will commence upon commercial operations.

   After we begin commercial operations, which we are targeting for the second quarter of 2001, we anticipate that our revenues will consist primarily of customers' subscription fees and advertising revenues.

Results of Operations

 Nine Months Ended September 30, 1999 Compared With Nine Months Ended September 30, 1998

   Research and Development. Research and development expenses decreased to $3.6 million for the nine months ended September 30, 1999 compared with $5.8 million for the nine months ended September 30, 1998. The decrease in research and development expenses resulted from the completion of the development of some of our system technology during 1998.

   Professional Fees. Professional fees increased to approximately $5.9 million for the nine months ended September 30, 1999, compared with $4.3 million for the nine months ended September 30, 1998. The increase primarily reflects additional legal, regulatory and marketing expenses.

   General and Administrative. General and administrative expenses increased to $8.3 million for the nine months ended September 30, 1999, compared with $1.9 million for the nine months ended September 30, 1998. The increase primarily reflects increased headcount and facility expenses to begin program management and operations. We also commenced the amortization of our goodwill and intangibles resulting from American Mobile's acquisition of a former investor's interest in us during the nine months ended September 30, 1999. This amortization expense will be adjusted to reflect the final allocation to tangible and intangible assets. We have granted certain key executives performance-based stock options. We anticipate a non-cash compensation charge of approximately $4.1 million for performance-based stock options and stock options granted at prices below fair market value to be incurred in the fourth quarter.

   Interest Expense. As of September 30, 1999 and 1998, we owed $363.0 million and $112.2 million, respectively, including accrued interest, under various debt agreements which we entered into for the purpose of financing the XM Radio system. Our capitalized interest costs were $14.7 million and $7.3 million associated with our FCC license and the XM Radio system during the nine months ended September 30, 1999 and 1998, respectively. We expensed interest costs of $8.9 million and $0 during the nine months ended September 30, 1999 and 1998, respectively. We incurred a one-time $5.5 million charge to interest due to the beneficial conversion feature of the new American Mobile note. We also exceeded our interest capitalization threshold by $3.4 million.

   Interest Income. Interest income increased to $0.9 million for the nine months ended September 30, 1999, compared with the nine months ended September 30, 1998 which was insignificant. The increase was the result of higher average balances of cash and short-term investments during the nine months ended September 30, 1999 due to the proceeds from the issuance of Series A convertible notes in the third quarter of 1999 exceeding the amounts of expenditures for satellite and launch vehicle construction, other capital expenditures and operating expenses.

   Net Loss. The net loss for the nine months ended September 30, 1999 and 1998 was $25.8 million and $12.0 million, respectively. The increase in net losses for the nine months ended September 30, 1999, compared with the nine months ended September 30, 1998, primarily reflects an increase in interest expense and additional general and administration expenses, primarily due to increased headcount and facility expenses, in preparation for commercial operations and the commencement of amortization of goodwill and intangibles.

 Year Ended December 31, 1998 Compared with Year Ended December 31, 1997

   Research and Development. Research and development expenses amounted to approximately $6.9 million for the year ended December 31, 1998. Research and development expenses for the year ended December 31, 1997 were insignificant. The increase in research and development expenses resulted from the completion of development of some of our system technology during 1998.

   Professional Fees. Professional fees increased to approximately $5.2 million for the year ended December 31, 1998, compared with $1.1 million for the year ended December 31, 1997. The increase primarily reflects legal, regulatory and marketing expenses.

   General and Administrative. General and administrative expenses increased to $4.0 million for the year ended December 31, 1998, compared with $20,000 for the year ended December 31, 1997. The increase primarily reflects increased headcount and facility expenses to begin program management and operations.

   Interest Expense. As of December 31, 1998 and 1997, we owed $140.2 million and $82.5 million, respectively, including accrued interest, under various debt agreements which we entered into for the purpose of financing the XM Radio system. We capitalized interest costs of $11.8 million and $1.9 million associated with our FCC license and the XM Radio system during the year ended December 31, 1998 and 1997, respectively. We expensed interest costs of $0.5 million during the year ended December 31, 1997.

   Net Loss. The net loss for the years ended December 31, 1998 and 1997 was $16.2 million and $1.7 million, respectively, primarily reflecting research and development activities, professional fees and general and administrative expenses.

Liquidity and Capital Resources

   At September 30, 1999, we had a total of cash and cash equivalents of $54.4 million and working capital of $35.7 million, compared with cash and cash equivalents of $0.3 million and working capital of $(130.3) million at December 31, 1998. The increases in the respective balances are due primarily to the proceeds from the issuance of Series A subordinated convertible notes in July 1999 (see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Funds Required for XM Radio Through Commencement of Commercial Operations--Sources of Funds") exceeding capital expenditures and operating expenses for the first nine months of 1999, which was off-set by a $75 million payment to retire loans payable, and the conversion of current loans payable to a former shareholder into the non-current American Mobile new convertible note. Subsequent to September 30, 1999, we successfully completed an initial public offering, which raised $114.1 million in net proceeds, and converted the Series A subordinated convertible notes into Series A convertible preferred stock and Class A common stock.

 Funds Required for XM Radio Through Commencement of Commercial Operations

   We estimate that we will require approximately $1.1 billion to develop and implement the XM Radio system from our inception through the commencement of commercial operations, which we are targeting for the second quarter of 2001. After we receive the estimated proceeds from this offering, we will have raised an aggregate of $541.1 million since our inception net of expense and repayment of debt. If we complete our concurrent offering of Class A common stock, we will have raised $662.1 million. We will require substantial additional funding, approximately $418.0 million, to finish building the XM Radio system, to provide working capital and fund operating losses until we commence commercial operations. The funds raised in this offering are expected to be sufficient in the absence of additional financing to cover our funding needs into the second quarter of 2000, or the third quarter of 2000 assuming completion of our concurrent offering of Class A common stock as described above. We may not be able to complete the offering of 4,000,000 shares of our Class A common stock being conducted concurrently with this offering, or such offering may not raise the amount of proceeds we expect. This would increase our need for financing by the amount of the expected net proceeds of the Class A common stock offering, less any amount actually raised.

   We currently expect to satisfy our funding requirements by selling debt or equity securities and by obtaining loans or other credit lines from banks or other financial institutions. In addition, we plan to raise funds through vendor financing arrangements associated with our terrestrial repeater project. If we are successful in raising additional financing, we anticipate that a significant portion of future financing will consist of debt. We are actively considering possible financings, and because of our substantial capital needs we may consummate one or more financings at any time.

   We may offer debt securities in a private placement at the time of or shortly after this offering, or at other times in the near future. Often, high yield debt securities are issued as part of units with warrants to purchase common stock. If warrants were issued in any debt placement by us, the amount of common stock that may be purchased and the price at which stock would be purchased under the warrants would depend upon market conditions at that time.

   We may not be able to raise any funds or obtain loans on favorable terms or at all. Our ability to obtain the required financing depends on several factors, including future market conditions; our success or lack of success in developing, implementing and marketing our satellite radio service; our future creditworthiness; and restrictions contained in agreements with our investors or lenders. If we fail to obtain any necessary financing on a timely basis, a number of adverse effects could occur. Our satellite construction and launch and other events necessary to our business could be materially delayed or their costs could materially increase. We could default on our commitments to our satellite construction or launch contractors, creditors or others, leading to termination of construction or inability to launch our satellites. Finally, we may not be able to launch our satellite radio service as planned and may have to discontinue operations or seek a purchaser for our business or assets.

   Our expected sources and uses of funds through commencement of commercial operations are as follows:

                      Inception Through Commercial Launch
                                 (in millions)

Sources of Funds
----------------
Total funds raised to
 date.................... $  444.8
Net proceeds from this
 offering................     96.3
Net proceeds from
 offering of Class A
 common stock............    121.0
                          --------
  Total capital raised...    662.1
Future capital
 requirements............    418.0
                          --------
  Total sources.......... $1,080.1
                          ========

Uses of Funds
-------------
Satellites and launch.... $  472.6
Launch insurance.........     50.0
Terrestrial repeater
 system..................    263.3
Ground segment...........     65.9
                          --------
  Total system...........    851.8
FCC license..............     90.0
Operating expenses and
 working capital
 requirements............    138.3
                          --------
  Total uses............. $1,080.1
                          ========

   The sources and uses chart for inception through commercial launch assumes that we will commence full commercial operations in the second quarter of 2001 and does not include net interest income or expense of any future offerings or other financings. We anticipate that we will need substantial further funding after commencement of operations to cover our cash requirements before we generate positive cash flow from operations. Many factors, including our ability to generate significant revenues, could affect this estimate. See "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

   Total funds raised to date in the chart above include proceeds of

  . $9.2 million in equity contributions and an additional $157.8 million in equity from converted debt instruments funded by American Mobile and by a former investor who sold its investment to American Mobile.

  . $238.7 million in net proceeds from convertible notes which were converted to Class A common stock and Series A convertible preferred stock on October 8, 1999 as a result of our initial public offering. $75 million of these proceeds were used to repay outstanding debt.

  .  $114.1 million in net proceeds from our initial public offering.


   Net proceeds from this offering in the chart above reflects the expected gross proceeds of this offering of $100.0 million less $3.7 million in underwriting discounts and commissions and estimated offering expenses. Net proceeds from the concurrent Class A common stock offering in the chart above reflects the expected gross proceeds of the offering of $128.0 million less $7.0 million in underwriting discounts and commissions and estimated offering expenses.

   The use of funds for satellites and launch in the chart above includes $472.6 million for satellites, launch and long-lead items, including certain financing costs associated with the satellites, and for an option to complete the ground spare satellite under our satellite contract with Hughes. As of September 30, 1999, $147.9 million has been paid under the satellite contract.

   The anticipated $65.9 million in costs for ground segment are intended to cover the satellite control facilities, programming production studios and various other equipment and facilities. As of September 30, 1999, we had not incurred any costs in deploying the ground segment.

   Other operating expenses and working capital requirements in the chart above include cumulative historical operating losses through September 30, 1999 of $43.6 million.

   Sources of Funds. To date, we have raised approximately $444.8 million of equity proceeds, net of expenses and repayment of debt. These funds have been used to acquire our FCC license, make required payments under our satellite contract with Hughes, and for working capital and operating expenses. Of the $444.8 million raised to date, approximately $167.0 million, excluding the Class A common stock acquired as part of our initial public offering, has been raised through the issuance of equity to, and receipt of loans from, our current stockholder, American

Mobile, and a former stockholder. Of this amount, approximately $90.7 million and $46.0 million was raised in 1997 and 1998, respectively, and $30.3 million was raised in January 1999.

   In July 1999, we issued $250.0 million of Series A subordinated convertible notes to six strategic and financial investors--General Motors, $50.0 million; Clear Channel Communications, $75.0 million; DIRECTV, $50.0 million; and Columbia Capital, Telcom Ventures, L.L.C. and Madison Dearborn Partners, $75.0 million in the aggregate. Using part of the proceeds from the issuance of the Series A subordinated convertible notes, we paid a former stockholder $75.0 million in July 1999 to redeem an outstanding loan. We incurred fees and expenses totalling $11.3 million in connection with these transactions.

   In October 1999, we raised $114.1 million from the issuance of 10.2 million shares of Class A common stock at a price of $12 per share less $8.8 million in underwriting discounts and commissions and estimated expenses. The Series A convertible notes, together with related accrued interest, automatically converted into 16,179,755 shares of our Class A common stock and 10,786,504 shares of our Series A preferred stock. Also, the American Mobile notes, together with related accrued interest, automatically converted into 11,182,926 shares of our Class B common stock. As a result of these transactions, substantially all of our indebtedness converted into equity.

   Uses of Funds. Of the approximately $1.1 billion of funds to be used through commencement of commercial operations, an estimated $569.4 million are expected to be incurred under contracts presently in place and for our FCC license, which has already been paid for in full. Total capital expenditures from our inception to September 30, 1999, totaled $245.2 million.

   Satellite Contract. Under our satellite contract, Hughes will deliver two satellites in orbit and if we exercise our option, complete construction of a ground spare satellite. Hughes will also provide ground equipment and software to be used in the XM Radio system and certain launch and operations support services. We expect that by commencement of commercial operations in the second quarter of 2001, we will have had to pay an aggregate amount of approximately $472.6 million for these items and for Hughes to complete the optional ground spare satellite. This amount does not include incentive payments, which will depend in part on projected satellite performance at the acceptance date. Such payments could total up to an additional $68.7 million over the useful lives of the satellites. As of September 30, 1999, we had paid approximately $147.9 million under our satellite contract and recognized an additional $5.0 million in accrued milestone payments which were paid subsequently.

   Launch Insurance. Based on current industry estimates, we expect that launch insurance for both satellites will cost an aggregate of approximately $50.0 million. As of September 30, 1999, we had not incurred any costs with respect to launch insurance.

   Terrestrial Repeater System. Based on the current design of the XM Radio system and preliminary bids, we estimate that through our expected commencement of operations in the second quarter of 2001 we will incur aggregate costs of approximately $263.3 million for a terrestrial repeater system. We expect these costs to cover the capital cost of the design, development and installation of a system of terrestrial repeaters to cover approximately 70 cities and metropolitan areas. As of September 30, 1999, we had incurred costs with respect to the terrestrial repeater buildout of $3.9 million which we paid. In August 1999, we signed a contract calling for payments of approximately $115 million for engineering and site preparation.

   Ground Segment. Based on the design of the XM Radio system, available research, preliminary bids and actual contract costs, we expect to incur aggregate ground segment costs through the expected commencement of operations in the second quarter of 2001 of approximately $65.9 million. We expect these costs will cover the satellite control facilities, programming production studios and various other equipment and facilities. As of September 30, 1999, we had not incurred any costs with respect to the ground segment.

   FCC License. In October 1997, we received one of two satellite radio licenses issued by the FCC. We have paid approximately $90.0 million for this license, including the initial bid right. No additional payments have been made relating to the license.

   Operating Expenses and Working Capital Requirements. In addition to the above capital needs, we will require funds for working capital, operating expenses and royalty payments currently estimated to be approximately $138.3 million through our targeted commercial launch in the second quarter of 2001. From our inception through September 30, 1999, we have incurred total expenses of $43.6 million. Total cash used in operating activities was $17.6 million. The difference between the loss incurred to date and cash used in operations is principally due to a $5.5 million beneficial conversion charge, $13.5 million in amounts due to related parties and $3.3 million in accrued interest.

 Funds Required for XM Radio Following Commencement of Commercial Operations

   Even after commencement of commercial operations, we expect to need significant additional funds to cover our cash requirements before we generate sufficient cash flow from operations to cover our expenses. We cannot accurately estimate the amount of additional funds needed, since it will depend on business decisions to be made in the future and revenues received from operations, but we expect the amount to be substantial. Funds will be needed to cover operating expenses, marketing and promotional expenses including an extensive marketing campaign in connection with the launch of our service, distribution expenses, programming costs and any further development of the XM Radio system that we may undertake after operations commence. Marketing and distribution expenses are expected to include joint advertising and joint development with and manufacturing subsidies of certain costs of some of our manufacturers and distribution partners. We cannot estimate accurately the total amount of these operational, promotional, subscriber acquisition, joint development and manufacturing costs and expenses, but they are expected to be substantial.

   We will have significant payment obligations after commencement of operations under our distribution agreement with General Motors. We will pay an aggregate of approximately $35 million in the first four years following commencement of commercial service. After that, through 2009, we will have additional fixed annual payments ranging from less than $35 million to approximately $130 million, aggregating approximately $400 million. In order to encourage the broad installation of XM radios, we have agreed to subsidize a portion of the cost of XM radios and to make incentive payments to General Motors when the owners of General Motors vehicles with installed XM radios become subscribers for the XM Radio service. We must also share with General Motors a percentage of the subscription revenue attributable to General Motors vehicles with installed XM radios. This percentage increases until there are more than eight million General Motors vehicles with installed XM radios. This agreement is subject to renegotiation if General Motors does not achieve and maintain specified installation levels, starting with 1.24 million units after four years and thereafter increasing by the lesser of 600,000 units per year and amounts proportionate to our share of the satellite digital radio market. The distribution agreement is described in more detail under the caption "Certain Relationships and Related Party Transactions--Distribution Agreement with General Motors and OnStar."

   We currently expect to satisfy our funding requirements for the period following commencement of commercial operations in substantially the same manner as our requirements prior to commencement of commercial operations.

Year 2000 Readiness

   Many currently installed computer systems and software products are coded to accept only two-digit entries in the date code field. Many such systems will need to accept four-digit entries in order to distinguish 20th century dates from 21st century dates. As a result, by the end of 1999, computer systems and software used by many companies have been upgraded to comply with these Year 2000 requirements. Otherwise these systems may cause miscalculations that will interfere with business activities or simply fail to work. When we use the terms "Year 2000 Ready" or "Year 2000 Readiness," we mean that customers will not experience any material difference in performance and functionality of our networks as a result of the date being prior to, during or after the Year 2000.

   We began to assess our Year 2000 Readiness in mid-1998. We have completed the identification, necessary modification and testing of all our current systems, which we believe are Year 2000 compliant. This required no significant expense. Because we are a development stage company and do not expect to commence commercial operations until the second quarter of 2001, as of the date of this prospectus, we have not experienced and do not expect any significant operational or financial problems for our company as a result of Year 2000 issues. Our existing technology development contracts require Year 2000 Readiness, and we require Year 2000 Readiness in all new contracts that we enter.

   In addition to our internal review process, we have had communications with certain significant third parties with which we do business to

  .  evaluate their Year 2000 Readiness and state of compliance; and

  . determine the extent to which our systems may be affected if they fail to remediate their own Year 2000 issues.

   To date, we have not identified any system which demonstrates symptoms of not being Year 2000 Ready or for which a suitable alternative cannot be implemented.

Qualitative and Quantitative Discussion of Market Risk

   To date, we do not have any derivative financial instruments and do not intend to use derivatives. We invest our cash in short-term commercial paper and money market funds. All of our indebtedness was automatically converted into equity upon completion of our initial public offering. As a result, we believe that our exposure to interest rate risk is not material to our results of operations.

                                    BUSINESS

Overview

   We seek to become a premier nationwide provider of audio entertainment and information programming. We will transmit our XM Radio service by satellites to vehicle, home and portable radios. We own one of two FCC licenses to provide a satellite digital radio service in the United States. We will offer a wide variety of music, news, talk, sports and other specialty programming on up to 100 distinct channels. We believe that customers will be attracted to our service because of its wide variety of formats, digital quality sound and coast-to-coast coverage.

   We are constructing our satellite system and have contracts with third party programmers, vendors and other partners. Key milestones achieved include the following:

  . $444.8 million of equity proceeds raised to date, net of expenses and repayment of debt, including an initial public offering and an offering of subordinated convertible notes to several strategic and financial investors, including General Motors, Clear Channel Communications, DIRECTV, Telcom Ventures, Columbia Capital and Madison Dearborn Partners which converted into equity at the time of our initial public offering;

  . Contract with Hughes for construction and in-orbit delivery of two high-powered satellites and long lead items for a ground spare;

  . Long-term agreement with the OnStar division of General Motors covering the installation and exclusive marketing and distribution of XM Radio service in General Motors vehicles;

  . Contracts with Delphi-Delco Electronics, Motorola, Pioneer, Alpine, Mitsubishi, Audiovox, Clarion and SHARP to manufacture and distribute XM radios; preliminary agreement to allow Sony Electronics to design, manufacture and market XM radios;

  . Agreement with STMicroelectronics, a leading digital audio chipset manufacturer, for the design and production of chipsets for XM radios;

  . Agreement with Lucent Digital Radio to provide coding technology for our audio signals; and

  . Agreements with leading specialty programmers, for many of which we will be the exclusive satellite radio platform, covering at least 24 channels, including AsiaOne, Black Entertainment Television (BET), BBC World Service, Bloomberg News Radio, Clear Channel, CNN en Espanol, CNNfn, CNN Sports Illustrated, C-SPAN, DIRECTV, Hispanic Broadcasting Corporation (formerly Heftel), NASCAR, One-on-One Sports, Radio One, Salem Communications, Sporting News, Weather Channel and USA Today.

Market Opportunity

   We believe that there is a significant market for our satellite radio service. Market studies show strong demand for radio service, as evidenced by radio listening trends, data relating to sales and distribution of radios and the general growth in radio advertising. In addition, we note that in many markets audio programming choices are limited to mass appeal formats. We believe our national subscription service will complement traditional local radio. Moreover, the success of subscription entertainment services in other media such as cable television and market research further indicate potential for significant consumer demand for satellite radio services.

 Radio Listening

   On average, adults listen to the radio 3.2 hours a day, with the amount of radio listening fairly evenly distributed across gender and age groups. The percentage of people listening to radio is also high. Market data show that over 75% of the entire United States population age 12 and older listen to the radio daily, and over 95% listen on a weekly basis (Radio Marketing Guide and Factbook, Radio Advertising Bureau, 1998).

   In addition, more people listen to radio than to other comparable audio entertainment formats. The popularity of radio versus these other formats appears particularly strong in the car, where we will be targeting our service initially. An estimated 69% of consumers chose radio as their most listened to format in the car as compared to 15% for cassettes and 9% for CDs (Radio Listening Habits, CEMA 1998).

 Radio Sales and Distribution

   A large number of radios are sold in the United States on an annual basis. In 1997, radio manufacturers sold over 23 million car radios, including 15.7 million original equipment automobile radios and 7.4 million aftermarket automobile radios, as well as 1.2 million aftermarket automobile CD changers. Original equipment radios are installed in new cars; aftermarket radios are installed in the automobile after purchase. Based on these statistics, each additional one million subscribers would represent less than 5% of the new original equipment manufacturer and aftermarket car radios brought to market annually and would generate incremental subscription revenues, at $9.95 per month, of approximately $120 million.

 Radio Advertising

   The continued popularity of radio is also reflected in the growth of radio advertising. The Radio Advertising Bureau estimates that radio advertising revenue in 1998 climbed to $15.4 billion, an increase of 12% over 1997. Veronis, Suhler & Associates projects a compound annual increase of 9.3% through 2002. This growth rate exceeds the projected increase in advertising spending for television, newspapers, magazines, yellow pages and outdoor advertising (Communications Industry Forecast, 1998).

 Current Limitations on Programming Choice

   Many consumers have access to a limited number of stations and programming formats offered by traditional AM/FM radio. Our service is expected to be attractive to underserved radio listeners who want expanded radio choices.

   Limited Number of Radio Stations. The number of radio stations available to many consumers in their local market is limited in comparison to the up to 100 channels we expect to offer on a nationwide basis. In 1998, there were only 49 AM/FM radio stations as listed by Arbitron broadcasting in New York City, the largest radio market in the United States. In fact, many metropolitan areas outside the largest 50 markets, such as Jacksonville, FL, Louisville, KY, and Oklahoma City, OK, have 30 or fewer AM/FM radio stations as listed by Arbitron (American Radio, Summer 1998 Ratings Report, Duncan's American Radio, 1998).

   We estimate that our coast-to-coast service will reach over 98 million listeners age 12 and over who are beyond the range of the largest 50 markets as measured by Arbitron. Of these listeners, over 36 million live beyond the largest 268 markets (Statistical Abstract of the United States 1998 and Fall 1998 Market Rankings, The Arbitron Company). In addition, there are 22 million people age 12 and above who receive five or fewer stations (The Satellite Report 1999, C. E. Unterberg, Towbin).

   Limited Programming Formats. We believe that there is significant demand for a satellite radio service that expands the current programming choices available to these potential listeners. Over 50% of all commercial radio stations use one of only three general programming formats--country, news/talk/sports, and adult contemporary (M Street Radio Directory, 1998). Over 70% of all commercial radio stations use one of only five general formats--the same three, plus oldies and religion. The small number of available programming choices means that artists representing niche music formats likely receive little or no airtime in many markets. Radio stations prefer featuring artists they believe appeal to the broadest market. However, according to the Recording Industry Association of America, recorded music sales of niche music formats such as classical, jazz, movie and Broadway soundtracks, new age, children's programming and others comprised up to 21% of total recorded music sales in 1998 (1998 Consumer Profile).

 Demand for Subscription Services and Products

   Penetration data relating to cable, satellite television, and premium movie channels suggest that consumers are willing to pay for services that dramatically expand programming choice or enhance quality. As of 1998, over 67% of TV households subscribe to basic cable television at an average monthly cost of $28, and nearly 9% of TV households subscribe to satellite television at an average monthly cost of $52 (National Cable Television Association website and DBSdish.com website). Also in 1998, according to Paul Kagan Associates, subscribers to cable and satellite services purchased more than 69 million premium channel units, such as HBO, Showtime, and Cinemax, for which they paid an extra monthly charge on top of the basic monthly fee.

 Demand for Satellite Radio Services

   Several studies have been conducted demonstrating the demand for satellite radio service. In December 1998, we commissioned Strategic Marketing And Research Techniques, a leading market research company, to conduct a study based on one-on-one interviews with over 1,000 licensed drivers ages 16 to 64 in ten geographically dispersed markets. The study concluded that approximately 50% of aftermarket radio purchases would be for AM/FM/satellite radio units with a single-disc CD player. This assumed a radio price point of $399, a $75 installation fee and a $10 monthly subscription fee for the service. The same study also found that consumers are more likely to buy satellite radio units that offer at least 80 channels.

   In November 1998, we commissioned Yankelovich Partners to gauge consumer interest in satellite radio. This involved surveying 1,000 people via telephone and correlating the results with the Yankelovich MONITOR study, which is the longest standing tracking study of consumer values and attitudes in the United States. The study indicated that 18% of people age 16 and older were "definitely" or "probably" willing to pay $9.99 per month to receive satellite radio and an additional $150 for a satellite radio when buying a new car.

   In July 1997, Critical Mass Media, a leading radio research firm, conducted a demand and segmentation study for us involving telephone surveys of 6,000 people. The study estimated that 34 million consumers would be willing to subscribe to satellite radio with a $400 equipment price point increasing to 43 million consumers with a $200 equipment price point. The study was based on a $10 subscription fee and 50 channels. XM Radio plans to have a monthly subscription fee of $9.95 and up to 100 channels.

The XM Radio Service

   We are designing the XM Radio service to address the tastes of each of our targeted market segments through a combination of niche and broad appeal programming. We believe that our distinctive approach to programming, combined with digital quality sound and virtually seamless signal coverage throughout the continental United States, will position us to become the leading provider of the next generation in radio.

 We Will Differentiate XM Radio from Traditional AM/FM Radio

   Local radio stations, even those which are part of national networks, focus on maximizing listener share within local markets. This limits the types of programming they can profitably provide to mass appeal formats. In contrast, our nationwide reach and ability to provide up to 100 channels in each radio market will allow us to aggregate listeners from markets across the country, expanding the types of programming we can provide. The following chart indicates differences between XM Radio and traditional AM/FM radio.

                                      XM Radio                Traditional AM/FM Radio
  Convenience: go anywhere  Virtually seamless signal     Local area coverage
   capability               coverage in the United
                            States
  Choice: wide              Up to 100 channels with a     Limited formats in many markets
   variety/number of        wide variety of programming
   stations
  Improved audio quality    Digital quality sound         Analog AM/FM quality sound
  Fewer commercials         Average 6-7 minutes per       Average 13-17 minutes per hour
                            hour; some channels
                            commercial free
  More information about    Text display with title/name  No visual display
   music                    of song/artist


   We plan to further differentiate XM Radio from traditional AM/FM radio in the following ways.

   Provide music formats unavailable in many markets. XM Radio will offer many music formats that are popular but currently unavailable in many markets. More than 50% of all commercial radio stations in markets measured by Arbitron use one of only three programming formats: country; news/talk/sports; or adult contemporary. There are many types of music with significant popularity, as measured by recorded music sales and concert revenues, that are unavailable in many traditional AM/FM radio markets. Such music could include classical recordings or popular blues and rap music that have retail appeal but are not commonly played on traditional AM/FM radio. This music also includes special recordings such as the Irish dance soundtrack "Riverdance" and the "Three Tenors" concerts which generate millions of CD sales, yet are not typically played on today's AM/FM stations. Additionally, heavy metal and dance are two of the more popular musical styles not currently broadcast in many small and medium sized markets. Even major markets do not always offer a full complement of formats.

   Superserve popular music formats. We will be able to offer more specific programming choices than traditional AM/FM radio generally offers for even the most popular listening formats. For example, on traditional AM/FM radio oldies music is often generalized on a single format. We will be able to segment this category by offering several dedicated, era-specific formats. We also plan to offer up to six dedicated channels with urban formats and four distinct country music formats.

   Use more extensive playlists. Traditional AM/FM radio stations frequently use limited playlists that focus on artists and specific music that target the largest audience. With our large channel capacity and focus on specific formats, we have the ability to provide more variety to attract listeners dissatisfied with repetitive and/or limited playlist selection offered by traditional radio.

   Deliver a wide range of ethnic and informational programming. We will provide a variety of formats that target specific ethnic and special interest groups who are rarely served by traditional AM/FM radio. We believe by using our national platform to aggregate geographically disparate groups through affinity programming, we will provide advertisers a valuable way to market products and services to these groups by advertising on our affinity channels.

   Develop promotional opportunities with record companies, recording artists and radio personalities. Because of our nationwide coverage and resulting economies of scale, we will be able to deliver a variety of national promotions and events that would not be cost effective or efficient on a market-by-market basis through traditional AM/FM radio distribution. Also, we will seek to hire and develop high profile talk and disc jockey talent capable of becoming the next generation of national radio stars with an influence on radio similar to the impact that the new breed of cable TV talk hosts have had on the television industry.

   Respond quickly when major music and cultural events occur. XM Radio programmers will respond quickly to changing musical tastes, seasonal music and emerging popular cultural events, such as Bruce Springsteen and Ricky Martin tours, by providing listeners with extensive coverage utilizing our large channel capacity.

   Take advantage of digital's higher quality signal. There are several music formats that have strong demand but have been relegated to AM stations with weaker signals due to lack of available FM frequencies. Such AM formats include traditional country music, big band/nostalgia and gospel formats that we will be able to deliver with superior sound quality.

   Focus on special demands of mobile listeners. A significant percentage of radio listeners, such as truckers, routinely travel through two or more radio markets on a frequent basis. According to the U.S. Department of Transportation, there were over three million truckers in the United States in 1997. We believe these listeners will be attracted to a radio service with national coast-to-coast coverage. We are seeking to specifically identify and target the listening demands of this audience.

   Availability of commercial-free and limited-advertising channels. We believe that a significant portion of the listening market would pay to subscribe to a radio service that provided commercial-free channels and channels with reduced advertising, as demonstrated by the appeal of limited periods of non-stop music used by some traditional AM/FM stations. Therefore, we plan to target this audience with a number of commercial-free music channels covering popular music formats. In addition, we expect that our limited-advertising channels will carry less than half the advertising spots of typical AM/FM stations.

   Use cross-promotion capability to market XM Radio. We will dedicate a percentage of our advertising inventory across our channels to promote specific programming and brand loyalty. AM/FM radio stations traditionally promote on a single channel basis to build awareness.

 Representative XM Radio Channel List

   The following table is a list of representative channels we may offer. Channels in italics represent contractual commitments with content providers.

                      Representative Channels of XM Radio

 ROCK MUSIC                  INFORMATION              HISPANIC
 Classic Rock                All News (USA Today)     Tejano (Hispanic
 Classic Hard Rock           All News (Bloomberg)      Broadcasting Corp.)
 New Hard Rock               Public Affairs (C-SPAN)  Caribbean (Hispanic
 New Alternative             Financial News (CNNfn)    Broadcasting Corp.)
 Classic Alternative         News/Information (BBC    Regional Mexican
 Soft Rock                    World Service)           (Hispanic Broadcasting
 ECLECTIC MUSIC              Home & Garden             Corp.)
 Contemporary Christian      Love/Relationship Line   Rock en Espanol
 (Salem)                     Farm/Rural                (Hispanic Broadcasting
 Traditional Christian       Health/Fitness            Corp.)
 (Salem)                     Comedy                   Hispanic Ballads
 Blues                       Audio Books               (Hispanic Broadcasting
 Traditional Jazz            Consumer Classified       Corp.)
 Reggae/Island               Soap Operas              Hispanic News (CNN en
 World Music                 For Truckers Only         Espanol)
 American Folk               Movie Soundtrack Channel OLDIES MUSIC
 Pop Classical               Relationship Classified  40's Oldies
 Traditional Classical       (-18)                    50's Oldies
 Modern Jazz                 Relationship Classified  60's Oldies
 Progressive/Fusion          (19-30)                  70's Oldies
 POP MUSIC                   Relationship Classified  80's Oldies
 Top 20 Contemporary Hits    (31-50)                  90's Oldies
 Disco/Dance                 Relationship Classified  Love Songs
 Broadway Show Tunes         (51+)                    TALK
 Modern Adult                Lifestyles               African American Talk
 Contemporary                Celebrity Gossip          (BET/Radio One)
 Classic Vocalists           Entertainment News       Asian/Indian Talk
 All Request Contemporary    Game Show/Contest        (AsiaOne)
 Hits                        URBAN MUSIC              Christian/Family Talk
 SPORTS                      Hip Hop/Rap (BET/Radio   (Salem)
 Sports Headlines            One)                     Mandarin Talk (AsiaOne)
 (CNN/Sports)                Urban Dance Mix (Radio   Conservative Talk
 Sports Talk (One-On-One     One)                     Liberal Talk
 Sports)                     Classic Soul (BET/Radio  Senior Citizen Talk
 Sportsman Channel           One)                     Rock Talk (18-34)
 Automotive (NASCAR)         Gospel (BET/Radio One)   Hispanic Talk
 COUNTRY MUSIC               Adult Urban (BET/Radio   Teen Talk
 Mainstream Country          One)                     CHILDREN'S MUSIC
 Classic Country             Top 20 Urban             Pre-School
 Bluegrass/Traditional       ENVIRONMENTAL MUSIC      Grade School/pre-teen
 Country                     Soft Jazz                SPECIAL/EVENTS
 All Request Country         New Age                  Reserved Channels
                             Electronic
                             Environmental (Earth
                             Sounds)
                             Beautiful Instrumentals


Key Elements of Our Business

   We have developed a business strategy to become a premier nationwide provider of audio entertainment and information programming in the vehicle, home and portable markets. Our strategy includes the following elements.

 Programming

   We believe that the quality and diversity of our programming will be a key driver of consumer interest in our service. To that end, we have developed a unique programming strategy that offers consumers

  . Original music and information channels created by XM Originals, our in-house programming unit;

  .  Channels created by well-known providers of brand name programming; and

  .  The availability of commercial-free and advertiser-supported channels.

   XM Originals. Through a programming unit in XM Radio called "XM Originals", we will create a significant number of original channel formats with content focusing on popular music such as oldies, rock and country, and on new and innovative formats, including jazz, blues, reggae and pop classical. These formats will include artists with strong music sales and concert revenue who do not get significant airplay on traditional AM/FM radio stations. We also intend to brand individual channels creating a specific station personality and image using compelling on-air talent and other techniques to attract listeners in our target market segments. We have hired a team of programming professionals with a proven track record of introducing new radio formats and building local and national listenership.

   Brand Name Programming Partners. We intend to complement our original programming with a variety of unique and diverse content provided to us by brand name programming providers. We have signed contracts representing at least 24 channels with numerous well-known specialty and niche programmers that will provide brand name content for XM Radio. These companies include:

  Media                                  Radio
  -----                                  -----
  -- Bloomberg News Radio                -- Hispanic Broadcasting Corporation (formerly Heftel)
  -- USA Today                           -- Clear Channel Communications
  -- CNNfn                               -- Radio One
  -- CNN en Espanol                      -- Salem Communications
  -- CNN Sports Illustrated              -- AsiaOne
  -- C-SPAN Radio                        -- One-On-One Sports
  -- Black Entertainment Television      -- BBC World Service
  -- DIRECTV                             -- NASCAR
  -- Weather Channel
  -- Sporting News

   Availability of Commercial-Free and Limited-Advertising Channels. We will provide a number of commercial-free music channels covering popular music formats. In addition, our limited-advertising channels will carry less than half the advertising of a typical AM/FM radio station. We expect the diversity of our programming line-up will appeal to a large audience, including urban and rural listeners of all ages, ethnicities, economic groups and specialty interests. We expect to tailor our programming and marketing to appeal to specific groups within those audiences that research has shown are most likely to subscribe to our satellite radio service. Initially, we plan to concentrate our programming efforts on listeners who are most receptive to innovative entertainment services, so-called early adopters, and new car buyers. According to our research, 16-34 years old adults will compose a high percentage of our early adopters; we will therefore focus a significant portion of our programming and marketing efforts to appeal to them. In addition, we will develop programming and marketing specifically to appeal to other market segments such as baby boomers who are 35-53 years old, seniors who are 54 years old and older, African-Americans, Asian-Americans and Hispanics.

 Marketing and Distribution

   Our marketing strategy will be designed to build awareness and demand among potential subscribers in our target markets and the advertising community. In addition, we expect to work closely with radio and automotive manufacturers and retail distributors to promote rapid market penetration.

 Establish Broad Distribution Channels for XM Radios

   We plan to market our satellite radio service through several distribution channels including national electronics retailers, car audio dealers, mass retailers and automotive manufacturers. In addition, we will support our distribution channels by building awareness of XM Radio with a substantial introductory launch campaign, including national and local advertising.

   Exclusive Distribution Agreement with General Motors. We have an agreement with the OnStar division of General Motors whereby, for a 12-year period, General Motors will exclusively distribute and market the XM Radio service and install XM radios in General Motors vehicles beginning in 2001. General Motors sold over 4.5 million automobiles in 1998, which represented more than 29% of the United States automobile market. Under the agreement, we have substantial payment obligations to General Motors, including among others, certain guaranteed, annual, fixed payment obligations. While we have discussed with General Motors certain installation projections, General Motors is not required to meet any minimum targets for installing XM radios in General Motors vehicles. In addition, certain of the payments to be made by us under this agreement will not be directly related to the number of XM radios installed in General Motors vehicles. Our contract with General Motors is described in more detail under the caption "Certain Relationships and Related Party Transactions--Distribution Agreement with General Motors and OnStar." We are currently in discussions with other car manufacturers regarding additional distribution agreements.

   Distribution through Radio Manufacturers. We have signed contracts with Delphi-Delco, Motorola, Pioneer, Alpine, Mitsubishi, Audiovox and Clarion for the development, manufacture and distribution of XM radios for use in cars. We have reached a preliminary agreement with Sony Electronics to design, manufacture and market XM radios for the portable, home, aftermarket and original equipment manufacture car stereo markets. One of these manufacturers, Delco Electronics Corporation, a subsidiary of Delphi Automotive Systems, is the leading original equipment manufacturer of radios for the automobile industry, producing more than 33% of car radios manufactured for installation in new automobiles in the United States in 1997. Delphi-Delco is also the leading manufacturer of car radios sold in General Motors vehicles and has signed a contract to build our radios for General Motors. Motorola is a leading supplier of integrated electronics systems to automobile manufacturers. Mitsubishi Electronic Automotive America, together with its parent corporation Mitsubishi Electronic Corp., is the largest Japanese manufacturer of factory-installed car radios in the United States. Clarion is a leader in the car audio and mobile electronics industry. Two of our other manufacturers, Pioneer Electronics Corporation and Alpine Electronics, together produced over 31% of aftermarket car radios sold in the United States in 1997. We have also signed a contract with SHARP to manufacture and distribute XM radios for home and portable use. We are pursuing additional agreements for the manufacture and distribution of XM radios, subject to contract limitations on the number of manufacturer distributors during the early years of service. We also plan to meet with automobile dealers to educate them about XM Radio and develop sales and promotional campaigns to promote XM radios to new car buyers.

   These leading radio manufacturers have strong retail and dealer distribution networks in the United States. We expect to have access to the distribution channels and direct sales relationships of these distributors, including national electronics retailers, car audio dealers and mass retailers.

   We do not intend to manufacture or hold inventory of XM radios. Radio distribution likely would be handled by fulfillment centers, which hold inventory for the radio manufacturers and ship products directly to listeners at the manufacturers' request.

   Rural Market Distribution/Alternative Distribution. We intend to market our satellite radio service in rural counties, using distribution channels similar to satellite television, to penetrate rural households not served by traditional electronic retailers. In addition, we plan to pursue alternative distribution opportunities such as catalog/direct marketing, the Internet and marketing through affinity groups.

 Maximize Revenue Through Dual Sources

   As with other subscription-based entertainment media such as cable television, we expect to generate revenue by charging a monthly subscription fee and selling limited advertising time. We will earn all of the revenue from advertising on our own programming and a portion of the revenues from advertising on third party programming. XM Radio offers a new national radio platform for advertisers that solves many of the problems associated with buying radio advertising nationally on a spot or syndicated basis. We believe the attractiveness of one-stop national radio advertising buys will provide a significant source of income as our subscriber base grows.

 Subscriber Development and Expansion

   We expect to promote XM Radio as a national brand name with an exciting image. Several months prior to service commencement, we will launch an advertising campaign in several United States markets to test and generate early feedback on the product offerings and stimulate early demand. Promotional activities currently under consideration include distributing sample programming at retail outlets, concert venues and on the Internet to generate initial interest.

   Although XM Radio will be available nationwide upon commencement of operations, we will initially concentrate promotional activities in several key markets and rapidly expand to other large markets. This phased roll-out strategy, similar to that employed by consumer electronics manufacturers and special services such as DIRECTV and WebTV, will enable us to refine our launch implementation throughout the roll-out period. The advertising will consist of both branding and promotion efforts for XM Radio, as well as separate campaigns to promote and brand individual channels. Initially, we will focus marketing efforts on the various channels targeting young adults, who we believe are more likely to drive early penetration. We also expect to benefit from free local media coverage as XM Radio is first offered in each new market.

   XM Radio will promote subscriber acquisition activities with both original equipment and aftermarket radio manufacturers. This might include

  . promotional campaigns directed towards automobile manufacturers and dealers;

  . promotional campaigns for free months of service with purchase of an XM radio or free installations for aftermarket car radios;

  .  incentive programs for retailer sales forces;

  . in-store promotional campaigns, including displays located in electronics, music and other retail stores, rental car agencies and automobile dealerships; and

  .  jointly funded local advertising campaigns with retailers.

 Advertiser Development and Acquisition

   Our ability to aggregate various local niche market segments into national audiences will be attractive to national advertisers and agencies. We have held extensive meetings with media directors, planners and buyers at advertising and media buying agencies to develop advertiser awareness of the benefits of satellite radio. We expect to have advertising sales offices in seven major media markets to sell directly to advertising agencies and media buying groups and have engaged Premiere Radio Networks to be our advertising sales representative. We will also work with ratings agencies in our advertising-supported business. Statistical Research, Inc., which produces Radar reports, has agreed to work with us to develop other ratings methodologies for satellite radio.

   During our early years of service, we do not expect to have a listener base sufficient to attract substantial national advertising dollars on individual channels at competitive rates. Thus, we plan initially to attract national advertisers and agencies with the following kinds of incentives.

   Charter Advertising Agreements. We have contracts with several advertisers, advertising agencies and media buying companies offering charter advertising packages at reduced rates for a limited time. Each charter advertiser will purchase a minimum amount of advertising from us during the period that the reduced rates are in effect. We intend to sign additional contracts on similar terms.

   Foreign Language Advertising. We and our programmers plan to offer foreign language advertising on specific foreign language-based channels. Several major national advertisers have expressed strong interest in the ability to advertise to these hard-to-reach customer segments.

 The XM Radio System

   We are designing our system to provide satellite radio to the continental United States and coastal waters using radio frequencies allocated by the FCC for satellite radio. These radio frequencies are within a range of frequencies called the S-Band. The XM Radio system will be capable of providing high quality satellite services to XM radios in automobiles, trucks, recreation vehicles and pleasure craft, as well as to fixed or portable XM radios in the home, office or other fixed locations. The XM Radio system design uses a network consisting of an uplink facility, two high-power satellites and, where necessary, ground-based repeaters to provide digital audio service to XM radios.

[PICTURE OF RADIO WAVES TRANSMITTED FROM SATELLITES TO CAR APPEARS HERE]

 Space Segment

   Satellite Construction. Under our satellite contract with Hughes, Hughes is building and will launch two HS 702 high-power satellites for the XM Radio system. Hughes has also agreed to provide, at our option, one ground spare satellite, to be available in the event of a failed launch of any satellite or to accommodate our satellite system growth.

   We believe that the HS 702 model will provide higher quality performance than other satellite options. The first HS 702 satellite was successfully launched in the fourth quarter of 1999 and a total of three HS 702 satellites are currently scheduled for launch before the launch of our satellites.

   Hughes has also contracted to provide us with launch and operations support services, equipment and software. Under our contract, Hughes must deliver the first satellite no later than December 31, 2000 and the second satellite no later than April 11, 2001.

   Hughes has engaged Alcatel to provide the communications payload electronics for our satellites. The communications payload electronics are designed to make best use of technologies that have already been developed or used in previous satellite programs. The design includes significant redundancy and protective measures to prevent loss of service.

   Satellite Transmission. We anticipate that our two satellites will be deployed at 85 West Longitude and 115 West Longitude. After reaching their designated orbital location, the satellites will receive audio signals from our programming center and retransmit the signals across the continental United States. The satellites will be 30(degrees) apart in longitude in order to enhance the probability of clear line-of-sight communication between the satellites and XM mobile radios.

   The transmission coverage areas, or footprints, of our satellites encompass the 48 contiguous states and nearby coastal waters. We have tailored these footprints to provide nearly uniform availability over the United States and to minimize transmission spillage across the United States borders into Canada and Mexico. However, because coverage does extend to the Gulf of Mexico, the California coast and the Atlantic coast, we also expect to be able to provide XM Radio to the cruise ships, cargo vessels and leisure boats which frequent these waters.

   Our satellites will transmit audio programming within a 12.5 MHz range of S-Band radio frequencies that have been allocated by the FCC for our exclusive use. Megahertz is a unit of measurement of frequency. This 12.5 MHz bandwidth will be subdivided to carry the transmission of six signals, two signals to be transmitted from each of our two satellites and two signals to be transmitted by the terrestrial repeater network. The audio programming for XM Radio will be carried on two satellite signals, and the remaining two satellite signals and the terrestrial repeater signals will repeat the audio programming to enhance overall signal reception. The transmission of higher quality sound requires the use of more kilobits per second than the transmission of lesser quality sound. In order to provide high-quality digital sound, we expect that music channels will require approximately 56 to 64 kilobits per second depending on the type of compression technology used, whereas talk channels will require significantly less band width. We expect to use our allocated bandwidth in such a way as to provide up to 100 channels of programming, with our music channels having a high bandwidth allocation so as to provide high-quality digital sound.

   Launch Services. Hughes has signed an agreement with Sea Launch Limited Partnership, a joint venture in which Boeing Commercial Space Company has a controlling 40% interest, to provide the launch services for our satellites. The launch vehicle uses a new rocket called the Zenit-3SL, which is based on a flight-proven two-stage rocket called the Zenit-2, plus a stage which is the flight-proven upper stage of a Russian-developed rocket called the Proton rocket. The Zenit-2 vehicle has been successfully launched 29 times in 34 attempts, for an 85% success rate. The upper stage has successfully flown in 185 flights on various rockets with five failures, for a 97% success rate.

   Sea Launch has developed a new launch system to launch rockets from an ocean-based platform. Sea Launch will perform all rocket and satellite processing at the Sea Launch home port in Long Beach, California. Sea Launch will move the platform to its launch position in the South Pacific Ocean near the equator, where the satellites can be launched more efficiently by avoiding the requirement to conduct an orbital plane change. In March 1999, Sea Launch successfully launched a rocket carrying an inert payload into geo-stationary orbit. Sea Launch also successfully launched its first commerical satellite, DIRECTV 1-R, in October 1999. As of October 9, 1999, Sea Launch has contracts for an additional 18 launches.

   Insurance. We bear the risk of loss for each of the satellites from the time of launch, subject to exceptions set forth in our agreement with Hughes, and we intend to obtain insurance to cover that risk. We intend to purchase launch and in-orbit insurance policies from global space insurance underwriters. The insurance premiums for both satellites are expected to cost us approximately $50 million. We cannot predict the status of the insurance market near the time of launch, which is the customary time for purchasing satellite insurance. We expect that the policies we obtain will indemnify us for a total, constructive total or partial loss of either of the satellites that occurs from the time of launch through each satellite's expected lifetime. We intend to obtain coverage which will exceed all hardware, insurance and launch service costs related to the in-orbit replacement of a lost satellite. However, any insurance we may obtain will not protect us from the adverse effect on our business operations due to the loss of a satellite. We expect that these policies will contain standard commercial satellite insurance provisions, including standard coverage exclusions.

 Ground Segment

   Satellite Control. Each of our satellites will be monitored by a telemetry, tracking and control station, and both satellites will be controlled by a satellite control station. Each of the stations will have a backup station. We are evaluating proposals from experienced satellite operators to perform the telemetry, tracking and control functions.

   Programming and Business Center. Programming from both our studios and external sources will be sent to our programming center, which will package and retransmit signals to our satellites through the uplink station. Financial services and certain administrative support will be carried on at our business center. Communications traffic between the various XM Radio facilities will be controlled by the network monitoring center. The network monitoring center will monitor satellite signals and the terrestrial repeater network to ensure that the XM Radio system is operating properly. We plan to design and install fault detection systems to detect various system failures before they cause significant damage.

   Terrestrial Repeaters. We intend to install a terrestrial repeater system to supplement the coverage of our satellites. Terrestrial repeaters are ground-based electronics equipment which receive and re-transmit the satellite signals. We have signed a contract with LCC International, a wireless service site planner, for the design and deployment of our terrestrial repeater network. LCC International has completed initial site planning for 70 markets. The contract with LCC International is described in more detail under the caption "Certain Relationships and Related Party Transactions--Engineering Contract with LCC International."

   In some areas, satellite signals may be subject to blockages from tall buildings and other obstructions. Due to the satellites' longitudinal separation, in most circumstances where reception is obscured from one satellite, XM Radio will still be available from the other satellite. In some urban areas with a high concentration of tall buildings, however, line-of-sight obstructions to both satellites may be more frequent. In such areas, we will install terrestrial repeaters to facilitate signal reception. We will install terrestrial repeaters on rooftops and existing tower structures where they will receive the satellite signals, amplify them and retransmit them at a significantly higher signal strength than is possible directly from the satellites. Before we may install many of our planned terrestrial repeaters, we must obtain roof rights in suitable locations and on acceptable terms. We do not expect this to present a serious problem to our construction of a terrestrial repeater network.

   The high power levels and proprietary signal design of the terrestrial signals may allow XM radios to receive signals when a terrestrial repeater is not in view, including within buildings and other structures which can be penetrated by the terrestrial repeater signal. In some indoor locations which cannot receive the repeater signal, users will need to use small externally mounted antennas that will receive the signal from one of the two satellites.

   We plan to install approximately 1,700 terrestrial repeaters to cover urban areas in approximately 70 markets. We expect that this system will be operational by the second quarter of 2001. We estimate that the largest urban markets may require in excess of 100 repeaters, while smaller cities with fewer tall buildings may require as few as one to three repeaters. We also intend to use additional small repeaters in areas such as tunnels, where reception would otherwise be severely restricted. Our placement of terrestrial repeaters will be guided by a newly developed radio frequency analysis technique which, employing technology similar to that used in certain cellular telephone systems, analyzes the satellite footprint to discover areas likely to have impaired reception of XM Radio. We are currently negotiating with Hughes Network Systems for the design, development and manufacture of the terrestrial repeaters.

   We expect to benefit from the expertise gained by American Mobile with its ARDIS terrestrial two-way data network consisting of approximately 1,700 base stations sites serving cities throughout the United States. We may use a portion of these sites in our system.

   XM Radios. We will transmit XM Radio throughout the continental United States to vehicle, portable, home and plug and play radios. Our radios will be capable of receiving both XM Radio and traditional AM/FM stations. We believe prototypes will be available and limited production will begin by December 2000, and radios will be commercially available by commencement of commercial operation.

   We have signed a contract with STMicroelectronics to design and produce chips which will decode the XM Radio signal. Additionally, some of the design elements in the chipsets currently being made for the WorldSpace International system, which operates in a different frequency band, will be integrated into our chipsets. Lucent Digital Radio has agreed to provide coding technology for our audio signals.

   Delphi-Delco, Motorola, Pioneer, Alpine, Mitsubishi, Audiovox and Clarion have signed contracts to develop, manufacture and distribute XM radios which can be used in the car. We have signed a contract with SHARP to manufacture XM radios for home and portable use. We have also reached a preliminary agreement with Sony Electronics to design, manufacture and market XM radios for the portable, home, aftermarket and original equipment manfacture car stereo markets.

Competition

   We expect to face competition for both listeners and advertising dollars.

 Sirius Satellite Radio

   Our direct competitor in satellite radio service is likely to be Sirius Satellite Radio, the only other FCC licensee for satellite radio service in the United States. Since October 1997, Sirius Satellite Radio's common stock has traded on the Nasdaq National Market. Sirius Satellite Radio plans to deploy three satellites in a North American elliptical orbit and a network of terrestrial repeaters. Sirius Satellite Radio has announced in recent SEC filings that it has arrangements for the construction, implementation and distribution of its service and that it expects to begin receiving revenue from operations in early 2001, which is slightly ahead of our planned commencement of commercial operations in the second quarter of 2001.

 Traditional AM/FM Radio

   Our competition will also include traditional AM/FM radio. Unlike XM Radio, traditional AM/FM radio already has a well established market for its services and generally offers free broadcast reception paid for by commercial advertising rather than by a subscription fee. Also, many radio stations offer information programming of a local nature, such as traffic and weather reports, which XM Radio initially will be unable to offer as effectively as local radio, or at all. The AM/FM radio broadcasting industry is highly competitive. Radio stations compete for listeners and advertising revenues directly with other radio stations within their markets on the basis of a variety of factors, including
  .  program content;

  .  on-air talent;

  .  transmitter power;

  .  source frequency;

  .  audience characteristics;

  .  local program acceptance; and

  .  the number and characteristics of other radio stations in the market.

   Currently, traditional AM/FM radio stations broadcast by means of analog signals, not digital transmission. We believe, however, that in the future traditional AM/FM radio broadcasters may be able to transmit digitally into the bandwidth occupied by current AM/FM stations.

 Internet Radio

   There are a growing number of Internet radio broadcasts which provide listeners with radio programming from around the country and the world. Internet radio can be heard through a personal computer equipped with a modem, sound card and speakers. One of the largest Internet radio providers, Broadcast.com Inc., currently provides a large number of stations on the Internet and has recently completed an initial public offering of stock, indicating growth in the industry. Although we believe that the current sound quality of Internet radio is below standard and may vary depending on factors such as network traffic, which can distort or interrupt the broadcast, we expect that improvements from higher bandwidths, faster modems and wider programming selection may make Internet radio a more significant competitor in the future.

   There are a number of Internet-based audio formats in existence or in development which could compete directly with XM Radio. For example, Internet users with the appropriate hardware and software can download sound files for free or for a nominal charge and play them from their personal computers or from specialized portable players. In addition, prominent members of the music and computer industry have supported an initiative known as the Secure Digital Music Initiative to become a standard for fee-based electronic distribution of copyrighted sound recordings. Although presently available formats have drawbacks such as hardware requirements and download bandwidth constraints, which we believe would make XM Radio a more attractive option to consumers, Internet-based audio formats may become increasingly competitive as quality improves and costs are reduced.

 Direct Broadcast Satellite and Cable Audio

   A number of companies provide specialized audio service through either direct broadcast satellite and cable audio systems. These services are targeted to fixed locations, mostly in-home. The radio service offered by direct broadcast satellite and cable audio is generally an add-on service to the higher priced video service.

Regulatory Matters

   XM Radio and Sirius Satellite Radio received licenses from the FCC in October 1997 to construct and operate satellite radio service. The FCC has allocated 25 MHz for the new service in a range of radio frequencies known as the S-Band.

   As an owner of one of two FCC licenses to operate a commercial satellite radio service in the United States, we will continue to be subject to regulatory oversight by the FCC. Our development, implementation and eventual operation of our system will be subject to significant regulation by the FCC under authority granted under the Communications Act and related to federal law. Non-compliance by us with FCC rules and regulations could result in fines, additional license conditions, license revocation or other detrimental FCC actions. Any of these FCC actions may harm our business. There is no guarantee that the rules and regulations of the FCC will continue to support our business plan.

   One of the two losing bidders in the satellite radio license auction filed an application for review of the order granting our FCC license, but the challenge was denied. The losing bidder is seeking review by the FCC. The losing bidder has argued that WorldSpace had effectively taken control of us without FCC approval and that WorldSpace has circumvented the FCC's application cut-off procedures. WorldSpace is no longer a stockholder in our company. We have opposed this appeal and have denied the allegations contained in the challenge. The FCC's order granting our license remains in effect during the pendency of the application for review. Although we believe that the award of the license to us will continue to be upheld, we cannot predict the ultimate outcome of this challenge. If this challenge is successful, the FCC could take a range of actions, any of which could harm our ability to proceed with our planned satellite radio service.

   Our license, which is held by a subsidiary wholly owned by us, has a term of eight years from commencement of our operations and may be renewed. The FCC requires the satellite radio licensees, including us, to adhere to certain milestones in the development of their systems, including a requirement that the licensees begin full operation by October 2003.

   Our FCC license requires us to meet the following milestones:

Deadline      Milestone                                          Status
--------      ---------                                          ------
October 1998  Complete contracting for first satellite           Completed March 1998
October 1999  Complete contracting for second satellite          Completed March 1998
October 2001  Begin in-orbit operation of at least one satellite Expected Fourth Quarter 2000
October 2003  Begin full operation of the XM Radio system        Expected Second Quarter 2001

   While we have already fulfilled the first two milestones, we may not meet the remaining two milestones, in part because we depend on third parties to build and launch our satellites. If we fail to meet these milestones, the FCC could take a range of actions, any of which may harm our business.

   For business and technical reasons, we have decided to modify certain aspects of the satellite radio system described in our May 1997 amended application to the FCC. Specifically, we intend to

  .  increase the satellites' transmission power;

  .  eliminate coverage of Alaska and Hawaii; and

  . change the total number of signals carried by the satellites and terrestrial repeaters.

   We will subdivide our 12.5 MHz of allocated bandwidth to carry six signals instead of five as previously stated in our FCC application. Two signals will be transmitted by each of the two satellites, and two signals will be transmitted by our terrestrial repeaters. We plan to request that the FCC allow us to modify the XM Radio system to incorporate these changes. While the FCC regularly approves modifications to commercial licenses, it may not approve our request.

   The FCC has indicated that it may in the future impose public service obligations, such as channel set-asides for educational programming, on satellite radio licensees.

   The FCC's rules require interoperability with all licensed satellite radio systems that are operational or under construction. The FCC conditioned our license on certification by us that our final receiver design is interoperable with the final receiver design of the other licensee, Sirius Satellite Radio, which plans to use a different transmission technology than we plan to use. Because of uncertainty regarding the design of Sirius Satellite Radio's systems, we may not be able initially to meet this interoperability requirement. We may not be able initially to design a commercially viable interoperable receiver, and Sirius Satellite Radio may not cooperate with us on the issue of interoperability. Accordingly, we may not be able to meet the FCC's interoperability requirements, and may need to obtain an extension of time or modification of this requirement from the FCC. Complying with the interoperability requirement could make the radios more difficult and costly to manufacture. Accordingly, this requirement could delay the commercial introduction of our service.

   The FCC is currently conducting a rulemaking proceeding to establish rules for terrestrial repeater transmitters, which we plan to deploy to fill in gaps in satellite coverage. The FCC has proposed to permit us to deploy these facilities. Specifically, the FCC has proposed a form of blanket licensing for terrestrial repeaters and service rules which would prohibit satellite radio licensees from using terrestrial repeating transmitters to originate local programming or transmit signals other than those received from the satellite radio satellites. Various parties, including the National Association of Broadcasters, have asked the FCC to

  . delay consideration of terrestrial repeater rules until our company and Sirius Satellite Radio provide additional information regarding planned terrestrial repeaters;

  .  require individual licensing of each terrestrial repeater;

  .  limit the number of repeaters that may be deployed; and

  . impose a waiting period on the use of repeaters in order to determine if signal reception problems can be resolved through other means.

   Our plans to deploy terrestrial repeaters in our system may be impacted, possibly materially, by whatever rules the FCC issues in this regard.

   The FCC also may adopt limits on emissions of terrestrial repeaters to protect other services using nearby frequencies. While we believe that we will meet any reasonable non-interference standard for terrestrial repeaters, the FCC has no specific standard at this time, and the application of such limits might increase our cost of using repeaters. Although we are optimistic that we will be able to construct and use terrestrial repeaters as needed, the development and implementation of the FCC's ultimate rules might delay this process or restrict our ability to do so.

   We will need to coordinate the XM Radio system with systems operating in the same frequency bands in adjacent countries. Canada and Mexico are the countries whose radio systems are most likely to be affected by satellite radio. The United States government, which conducts the coordination process, has resolved the issue with Canada and has begun discussions with the Mexican government. However, the negotiations with Mexico could be complicated by that country's interest in developing a similar digital satellite radio service that might operate on the same frequencies as XM Radio will use in the United States. Although we are optimistic that the FCC will coordinate satellite radio frequency use with Mexico without compromising our ability to operate as planned, it may not be able to do so, which could materially affect XM Radio.

   We will operate the communication uplinks between our own earth station and our satellites in a band of radio frequencies that are used for several other services. These services are known under FCC rules as fixed services, broadcast auxiliary services, electronic news gathering services, and mobile satellite services for uplink station networks. Although we are optimistic that we will succeed in coordinating domestic uplink station networks, we may not be able to coordinate use of this spectrum in a timely manner, or at all.

   We also need to protect our system from out-of-band emissions from licensees operating in adjacent frequency bands. Wireless Communication Service licensees operating in frequency bands adjacent to the satellite radio's S-Band allocation must comply with certain out-of-band emission limits imposed by the FCC to protect satellite radio systems. These limits, however, are less stringent than those we proposed. In addition, in April 1998, the FCC proposed to amend its rules to allow for new radio frequency lighting devices that would operate in an adjacent radio frequency band. We opposed the proposal on the grounds that the proliferation of this new kind of lighting and its proposed emission limits, particularly if used for street lighting, may interfere with XM Radio. However, the FCC may not rule in our favor, a decision which could adversely affect our signal quality.

   The FCC order granting our license determined that because we are a private satellite system providing a subscription service on a non-common carrier basis, we would not be subject to the FCC's foreign ownership restrictions. However, such restrictions would apply to us if we were to offer non subscription services, which may appear more lucrative to potential advertisers than subscription services. The FCC also stated in its order that it may reconsider its decision not to subject satellite radio licensees to its foreign ownership restrictions.

   Sea Launch, Alcatel and other vendors are subject to United States export regulations. Our vendors will need approval from the State Department under technology export statutes and regulations for the launch of our satellites. Although these are not new requirements, the export of technology has received considerable attention recently in response to concerns about the export of technology to China by the United States defense contractors. The recent negative publicity may lead the United States Congress to alter the relevant laws or regulations, or may change the State Department's policy in enforcing the regulations. Any change in applicable law or policy may result in delay of our satellite launch.

Intellectual Property

 System Technology

   We have contracted with several technology companies to implement portions of the XM Radio system. These technology companies include Hughes and Alcatel (satellites); Delphi-Delco, Motorola, Pioneer, Alpine, Mitsubishi, Audiovox, Clarion and SHARP (car and home radios); STMicroelectronics (chipsets); Lucent Digital Radio (audio coding technology); Fraunhofer Institute (various technologies) and LCC International (design of repeater network). We will not acquire any intellectual property rights in the satellites. We will have joint ownership of or a license to use the technology developed by the radio and chipset manufacturers. We will own the design of our system, including aspects of the technology used in communicating from the satellites and the design of the repeater network.

   Our system design, our repeater system design and the specifications we supplied to our radio and chipset manufacturers incorporates or may in the future incorporate some intellectual property licensed to us on a non-exclusive basis by WorldSpace Management. WorldSpace Management has used this technology in its own non-United States satellite radio system. We also have the right to sublicense the licensed technology to any third party, including chipset manufacturers, terrestrial repeater manufacturers and receiver manufacturers in connection with the XM Radio system. Under our agreement with WorldSpace Management we must pay one time, annual or percentage royalty fees or reimburse WorldSpace Management for various costs for various elements of the licensed technology that we decide to use in the XM Radio system. We have incurred costs of $6.7 million to WorldSpace Management under this agreement through September 30, 1999. We will not be required to pay royalties to WorldSpace Management for licensed technology that we do not use in our system. We anticipate that the Fraunhofer Institute will continue to provide various development services for us in connection with the design of our system.

   American Mobile has granted us a royalty-free license with respect to certain ground segment communications technology and antenna technology.

   American Mobile and WorldSpace Management have also granted us royalty-free, non-exclusive and irrevocable licenses to use and sublicense all improvements to their technology. The technology licenses from American Mobile and WorldSpace Management renew automatically on an annual basis unless terminated for a breach which has not been or cannot be remedied.

   We believe that the intellectual property rights we have licensed under our technology license were independently developed or duly licensed by American Mobile or WorldSpace International, as the case may be. We cannot assure you, however, that third parties will not bring suit against us for patent or other infringement of intellectual property rights.

 Litigation with Sirius Satellite Radio

   On January 12, 1999, Sirius Satellite Radio, the other holder of an FCC satellite radio license, commenced an action against us in the United States District Court for the Southern District of New York, alleging that we are infringing or may infringe three patents assigned to Sirius Satellite Radio. In its complaint, Sirius Satellite Radio seeks money damages to the extent we have manufactured, used or sold any product or method claimed in their patents and injunctive relief.

   We responded to the complaint on February 26, 1999, denying that

  .  Sirius Satellite Radio's patents have been or will be infringed;

  .  the claims of Sirius Satellite Radio's patents are valid;

  . Sirius Satellite Radio has any right to either damages or injunctive relief against our proposed satellite radio system by reason of statements made by Sirius Satellite Radio to the FCC and by reason of the conditions of Sirius Satellite Radio's authorization from the FCC to provide satellite radio; and

  . Sirius Satellite Radio has any right to either damages or injunctive relief against our proposed satellite radio system because Sirius Satellite Radio is required to license the Sirius Satellite Radio patents to us by reason of statements made by Sirius Satellite Radio to the FCC and by reason of the conditions of Sirius Satellite Radio's authorization from the FCC to provide satellite radio.

   Based on the planned design of our system, our knowledge of the differences between our system and the claims of the Sirius Satellite Radio patents and on advice we have previously received from our patent counsel, we believe that we have not and will not infringe any Sirius Satellite Radio patents. However, the litigation could harm our company, even if we are successful. It will divert our management's attention and may make it more difficult for us to raise financing or enter into other agreements with third parties. In addition, even if we prevail, the Sirius Satellite Radio litigation could prevent us from moving forward with the development of the XM Radio system in a timely manner. The Sirius Satellite Radio patents involved in the Sirius Satellite Radio litigation relate to certain aspects of signal and reception methodologies that may be employed by a satellite radio system. If, despite our efforts, we lose all or part of this litigation, we could become liable to Sirius Satellite Radio for money damages and subject to an injunction preventing us from using certain technology in the XM Radio system. Any such injunction could force us to engineer technology which would not be subject to the injunction, license or develop alternative technology, or seek a license from, and pay royalties to, Sirius Satellite Radio. If any of these strategies becomes necessary, it could be costly and time-consuming and would likely delay any implementation of our system. If we could not accomplish any strategy, or could not do so in a timely manner at an acceptable cost, our business would be harmed.

 Copyrights to Programming

   We must negotiate and enter into music programming royalty arrangements with performing rights societies such as the American Society of Composers, Authors and Publishers, Broadcast Music, Inc., and SESAC, Inc. These organizations collect royalties and distribute them to songwriters and music publishers and negotiate fees with copyright users based on a percentage of revenues. Radio broadcasters currently pay a combined total of approximately 3-4% of their revenues to these performing rights societies. We expect to negotiate or establish by arbitration royalty arrangements with these organizations, but such royalty arrangements may be more costly than anticipated or unavailable. Under the Digital Performance Right in Sound Recordings Act of 1995 and the Digital Millennium Copyright Act of 1998, we also have to negotiate royalty arrangements with the owners of the sound recordings. The Recording Industry Association of America will negotiate licenses and collect royalties on behalf of copyright owners for this performance right in sound recordings. Cable audio services currently pay a royalty rate of 6.5% of gross subscriber revenue. This rate was set by the Librarian of Congress, which has statutory authority to decide rates through arbitration, and was affirmed on May 21, 1999 by the United States Court of Appeals for the District of Columbia. Although we believe we can distinguish XM Radio sufficiently from the cable audio services in order to negotiate a lower statutory rate, we may not be able to do so.

 The XM(TM) Trademark

   We believe that XM Radio will be seen as the complement to AM and FM radio. We have an application pending in the United States Patent and Trademark Office for the registration of the trademark "XM" in connection with the transmission services offered by our company and expect that our brand name and logo will be prominently displayed on the surface of XM radios together with the radio manufacturer's brand name. This will identify the equipment as being XM Radio-compatible and build awareness of XM Radio. We intend to maintain our trademark and the anticipated registration. We are not aware of any material claims of infringement or other challenges to our right to use the "XM" trademark in the United States.

Personnel

   As of December 15, 1999, we had 62 employees. In addition, we rely upon a number of consultants and other advisors. The extent and timing of any increase in staffing will depend on the availability of qualified personnel and other developments in our business. None of our employees is represented by a labor union, and we believe that our relationship with our employees is good.

Property

   Our executive offices are located at 1250 23rd Street, N.W., Suite 57, Washington, D.C. 20037-1100, and are leased pursuant to a lease agreement that will expire on October 31, 2000. We have entered into a ten year lease of approximately 120,000 square feet of additional space in Washington, D.C. to be used as our headquarters office, as well as for our studio and production facilities.

Legal Proceedings

   Except for the Sirius Satellite Radio litigation and the FCC proceeding described under the caption "Business--Regulatory Matters," we are not a party to any material litigation or other proceedings.

                                   MANAGEMENT

Directors, Executive Officers and Other Key Employees

   The following table sets forth information concerning our directors, executive officers and key employees. All directors hold office until the next annual meeting of stockholders and the election and qualification of their successors. Officers are elected by and serve at the discretion of our board of directors.

Name                      Age Position
----                      --- --------
Gary M. Parsons.........  49  Chairman of the Board of Directors

Hugh Panero.............  43  President, Chief Executive Officer and Member, Board of Directors

Nathaniel A. Davis (1)..  46  Member, Board of Directors

Thomas J. Donohue (2)...  61  Member, Board of Directors

Randall T. Mays (1)(2)..  34  Member, Board of Directors

Randy S. Segal (1)......  43  Member, Board of Directors

Jack Shaw (2)...........  61  Member, Board of Directors

Dr. Rajendra Singh (2)..  45  Member, Board of Directors

Ronald L. Zarrella......  50  Member, Board of Directors

Lee Abrams..............  47  Senior Vice President, Content and Programming

Stephen Cook............  44  Senior Vice President, Sales and Marketing

Steven P. Gavenas.......  44  Senior Vice President, New Business Development
Dr. Stelios Patsiokas...  46  Senior Vice President, Technology

Heinz Stubblefield......  42  Senior Vice President, Chief Financial Officer

Joseph M. Titlebaum.....  36  Senior Vice President, General Counsel and Secretary

John R. Wormington......  55  Senior Vice President, Engineering and Operations

--------
(1) Member of the audit committee.
(2) Member of the compensation committee.

   Set forth below are descriptions of the backgrounds and principal occupations of each of our directors and executive officers.

   Gary M. Parsons has served as Chairman of the board of directors since May 1997. Mr. Parsons is Chairman of the board of directors of American Mobile, a position he has held since March 1998. Mr. Parsons joined American Mobile in July 1996 and has also served as its Chief Executive Officer and President. Previously, Mr. Parsons was with MCI Communications Corporation where he served in a variety of roles from 1990 to 1996, including most recently as Executive Vice President of MCI Communications, and as Chief Executive Officer of MCI's subsidiary MCImetro, Inc. From 1984 to 1990, Mr. Parsons was one of the principals of Telecom*USA, which was acquired by MCI. Prior to the recruitment of Hugh Panero, Mr. Parsons served as our Chief Executive Officer.

   Hugh Panero has served as a member of the board of directors and as President and Chief Executive Officer since June 1998. Mr. Panero has over 16 years experience building and managing entertainment distribution services. Most recently, from 1993 to 1998, Mr. Panero served as President and Chief Executive Officer of Request TV, a national pay-per-view network owned by Liberty Media and Twentieth Century Fox. Prior to his employment with Request TV, Mr. Panero spent ten years with Time Warner Cable where he was part of the team which built the cable systems serving parts of Queens and Brooklyn, New York. Mr. Panero held various positions with Time Warner Cable, including Vice President, Marketing.

   Nathaniel A. Davis has served as a member of the board of directors since October 1999. Mr. Davis is President and Chief Operating Officer of Nextlink Communications Inc. From December 1998 to December 1999, he was Executive Vice President of Nextel Communications where he had responsibility for the technical and engineering operations of Nextel's nationwide switching and wireless communications network, billing and information technology systems. From August 1986 through November 1998, Mr. Davis served in a variety of senior engineering and finance roles at MCI, most recently as Senior Vice President and Chief Financial Officer of MCI Telecommunications. Mr. Davis serves on the board of directors and audit committee of Capital Management Corporation.

   Thomas J. Donohue has served as a member of the board of directors since October 1999. Mr. Donohue is President and Chief Executive Officer of the U.S. Chamber of Commerce, the world's largest business federation, and has been active in national policy and non-profit operations for 30 years. From July 1984 through September 1997, Mr. Donohue served as President and Chief Executive Officer of the American Trucking Association. He serves on the board of directors of Union Pacific Corporation, Sunrise Assisted Living Corporation, Marymount University and the Hudson Institute.

   Randall T. Mays has served as a member of the board of directors since July 1999. Mr. Mays is the Executive Vice President and Chief Financial Officer of Clear Channel Communications. Mr. Mays has been associated with Clear Channel since 1993 when he was elected Vice President and Treasurer. Mr. Mays also serves on the board of directors of American Tower Corporation.

   Randy S. Segal has served as a board member since July 1999. Ms. Segal has served as American Mobile's Senior Vice President, General Counsel and Secretary since October 1992. From October 1983 to October 1992, Ms. Segal was associated with the law firm of Debevoise & Plimpton in New York, New York. Prior to joining Debevoise, Ms. Segal clerked for the Honorable Jerre S. Williams of the United States Court of Appeals for the Fifth Circuit, and for the Honorable Edmund L. Palmieri for the United States District Court for the Southern District of New York.

   Jack Shaw has served as a member of the board of directors since May 1997. Mr. Shaw is Chairman and Chief Executive Officer of Hughes Network Systems, Inc. and Executive Vice President of Hughes Electronics Corporation. Mr. Shaw is a member of the Hughes Electronics Corporation Executive Committee. Mr. Shaw has been a director of American Mobile since July 1996 and has previously served as Chairman of American Mobile's Board. Previously, Mr. Shaw held senior management positions with companies including ITT Space Communications, Inc., Digital Communications Corporation and M/A-Com Telecommunications, Inc., which was acquired by Hughes Electronics Corporation in 1987.

   Rajendra Singh has served as a board member since July 1999. Dr. Singh is a member of the board of directors and a co-founder of LCC International. Dr. Singh was President of LCC International from its formation in 1983 until September 1994, was Chief Executive Officer from January 1994 until January 1995, and was Interim President from September 1998 to May 1999. Dr. Singh is Chairman of the Members Committee of Telcom Ventures L.L.C. and a director of Teligent, Inc., a wireless local access provider. He is also a director of Aether Systems, Inc., a provider of wireless services and systems.

   Ronald L. Zarrella has served as a member of the board of directors since July 1999. Mr. Zarrella is an Executive Vice President of General Motors and President of GM North America, a position he has held since October 1998. Mr. Zarrella has been associated with General Motors since 1994 when he was elected Vice President and Group Executive in charge of the North American Vehicle Sales Service and Marketing Group.

   Lee Abrams has served as Senior Vice President, Content and Programming since June 1998. Mr. Abrams is a prominent radio programmer/consultant with more than 30 years of experience in radio, and since 1970 has been a consultant to a variety of radio stations, networks and record companies. He is credited with many innovations in radio programming, including transforming FM radio, pioneering the album rock format in the 1970s, adult contemporary radio and urban, classic and smooth jazz radio in the 1980s and active rock radio in the 1990s. He most recently has served as a consultant for ABC Radio Networks, Capstar, Thorn-EMI and Sony, among others.

   Stephen Cook has served as Senior Vice President, Sales and Marketing since February 1999. Previously, Mr. Cook was Chief Operating Officer for Conxus Communications, where he successfully launched its portable voice messaging product, Pocketalk, in the top 12 United States markets. From 1990 to 1997, Mr. Cook held key management positions with GTE's cellular operations, including VP of Marketing and President of the Southeast region. Prior to that time, Mr. Cook also spent five years in brand management with Procter & Gamble and has more than 15 years of experience with launching and marketing new consumer products.

   Steven P. Gavenas has served as Senior Vice President, New Business Development since December 1999. Previously, from June 1996 to November 1999, Mr. Gavenas held several positions in WorldSpace International, including VP of Marketing, EVP Corporate Strategy and EVP Commercial Operations. Before joining WorldSpace, from September 1989 to May 1996 Mr. Gavenas was a management consultant with McKinsey and Company, Inc., an international strategy consulting firm.

   Stelios Patsiokas has served as Senior Vice President, Technology since October 1998. Previously, Dr. Patsiokas was with Motorola, Inc., where he served in a variety of consumer electronics design and development roles since 1979. Since 1996, Dr. Patsiokas was Director of Product Development, for Motorola's Messaging Systems Product Group, where he was involved with developing the PageWriter(TM) 2000 two-way messaging device. Dr. Patsiokas holds 24 United States patents.

   Heinz Stubblefield has served as Senior Vice President, Chief Financial Officer since June 1998. Previously, from March 1996 to May 1998, Mr. Stubblefield was Chief Financial Officer for WorldSpace International. Before joining WorldSpace, from February 1993 to February 1996, Mr. Stubblefield was Corporate Controller for Next Software Corporation and, prior to that time, spent several years as divisional CFO for Raychem Corporation's German offices.

   Joseph M. Titlebaum has served as Senior Vice President, General Counsel and Secretary since September 1998. From 1990 to 1998, Mr. Titlebaum was an attorney with the law firm of Cleary, Gottlieb, Steen & Hamilton. With a specialty in telecommunications ventures, Mr. Titlebaum has expertise in structuring, negotiating and implementing corporate finance and mergers and acquisitions transactions.

   John R. Wormington has served as Senior Vice President, Engineering and Operations since September 1998. Mr. Wormington has leadership experience in commercial and governmental development, design and operational deployment of a variety of high technology projects. Mr. Wormington came to our company from Hughes, where since September 1995 he was a senior executive and led the project management team responsible for that company's HS 702 satellite program. During his distinguished military career (retiring as an Air Force Brigadier General in 1995), Mr. Wormington was responsible for a wide range of large government projects requiring technical management and operational leadership skills necessary to meet strict implemen-tation deadlines, including responsibility for conducting all launch and range operations at Cape Canaveral.

Provisions Governing the Board of Directors

   Our board of directors consists of nine members, four of whom are selected by American Mobile, including our Chairman and our President and Chief Executive Officer, and one of whom is selected by each of General Motors, Clear Channel and the TCM Group, which is owned by Columbia Capital, Telcom Ventures and Madison Dearborn Partners. The remaining two are independent directors. One of the independent directors must be approved by American Mobile, and one must be approved by a majority of the interests held by General Motors, Clear Channel and the TCM Group. Following receipt of approval of the FCC to transfer control of the company to a diffuse group of stockholders, our board of directors will consist of nine members: three will be selected by American Mobile, one will be selected by each of General Motors, Clear Channel and the TCM Group, one will be our President and Chief Executive Officer, and the remaining two will be independent directors of recognized industry experience and stature whose nominations must be approved by American Mobile and a majority of the interests held by General Motors, Clear Channel and the TCM Group. General Motors, Clear Channel and the TCM Group also have observation rights at meetings of our board of directors under a shareholders' agreement with us. The foregoing board and observation rights are subject to these entities, as parties to the shareholders' agreement, maintaining their original investment or certain minimum share percentages in us. For additional details regarding the shareholders' agreement, see "Certain Relationships and Related Party Transactions--Shareholders' Agreement."

 Terms of Directors

   All members of the board of directors hold office until the next annual meeting of stockholders and the election and qualification of their successors.

 Board Committees

   The board of directors has established compensation and audit committees. Each committee reports to the board of directors. The compensation committee, currently consisting of Messrs. Singh, Shaw, Donohue and Mays, is responsible for determining and paying compensation, salaries, annual bonuses, stock option grants and benefits to officers, directors and employees. The audit committee, currently consisting of Messrs. Mays and Davis and Ms. Segal, reviews, acts on and reports to the board of directors with respect to various auditing and accounting matters. These matters include the selection of our auditors and review of our accounting books, records and policies.

 Compensation of Directors

   Independent directors (as determined under our shareholders' agreement) receive retainer fees of $2,500 per quarter. In addition, these independent directors receive $2,000 for every meeting attended in person and $500 for every meeting attended telephonically. Independent directors also receive $3,000 per year for each board committee on which they serve. In 1999, we also granted each non-employee director an option to purchase 26,757 shares of our Class A common stock at $9.52 per share. These options are immediately exercisable and have ten-year terms. Mr. Zarrella has elected to forego receipt of these options.

   Chairman of the Board. On July 16, 1999, we issued to Mr. Parsons 14,716 shares of Class A common stock in compensation for his service to us. We will have a right to repurchase these shares for $9.52 per share if Mr. Parsons' service with us ends prior to July 16, 2000. In addition, we granted
Mr. Parsons a ten-year option to purchase 267,570 shares of our Class A common stock at an exercise price of $9.52 per share. 160,542 of these shares will vest one year after the grant, and 53,514 shares will vest in each of the two years thereafter. The vesting of 53,514 of the 160,542 shares that vest in the first year and the shares that vest at the end of the second and third years will be subject to the fulfillment of performance criteria.

Executive Compensation

   The following table sets forth the compensation earned by our named executive officers which include our Chief Executive Officer and all other executive officers whose salary and bonus for the year ended December 31, 1999 exceeded $100,000.

                           Summary Compensation Table

                                                                        Long-Term
                                         Annual Compensation       Compensation Awards
                                      -------------------------    -------------------
                                                                     Class A Shares
 Name and Principal Position(s)  Year  Salary   Bonus   Other      Underlying Options
 ------------------------------  ---- -------- ------- --------    -------------------
 Hugh Panero
 President and Chief
  Executive Officer......        1998 $163,333 $65,333 $293,060(1)       267,570
                                 1999  286,533 125,000    1,354          100,000
 Lee Abrams
 Senior Vice President,
  Content and
  Programming............        1998  125,417  27,413   30,989(2)        53,514
                                 1999  220,000  56,100   47,900           50,000
 Stelios Patsiokas
 Senior Vice President,
  Technology.............        1998   43,077  16,710   59,966(3)        53,514
                                 1999  211,700  84,680      213           50,000
 Heinz Stubblefield
 Senior Vice President,
  Chief Financial
  Officer................        1998  116,667  60,000      --            53,514
                                 1999  208,000  62,400    1,589           50,000
 Stephen Cook
 Senior Vice President,
  Sales and Marketing....        1998      --      --       --               --
                                 1999  205,960  70,082   51,927(4)       103,514

--------
(1) Includes a signing bonus of $200,000.
(2) Includes a signing bonus of $28,000.
(3) Includes a signing bonus of $59,966.
(4) Includes a signing bonus of $50,000.

 Employment Agreements

   Hugh Panero is employed as our President, Chief Executive Officer and member of the board of directors for a term of three years under an employment agreement effective June 1, 1998. His employment agreement provides for an annual base salary of $280,000, subject to increase from time to time by the board of directors. Mr. Panero is also eligible for a pro-rata annual bonus to be determined by the board of directors according to Mr. Panero's personal job performance and mutually agreed upon corporate goals and objectives. The bonus target guideline is 40% of Mr. Panero's annual base salary. Under Mr. Panero's employment agreement and pursuant to our shares award plan, we granted to Mr. Panero a 10-year option to purchase 267,570 shares of our Class A common stock at an exercise price of $9.52 per share. This option vests at the rate of

  . 107,028 shares in three equal annual installments beginning on the first anniversary of the grant; and

  . 160,542 shares in three equal annual installments beginning on the first anniversary of the grant based on achievement of performance objectives.

   All options vest in the event of death or involuntary termination within one year of a change of control of our company; otherwise, all non-vested options would be forfeited upon termination of employment. Following termination of employment, vested stock options would cease to be exercisable

  .  immediately, if Mr. Panero is terminated for cause;

  . three months after termination, in the event of a voluntary termination;

  .  six months, following an involuntary termination; or

  . one year following death, disability, retirement, or in the event of voluntary or involuntary termination within one year following a change of control.

His employment agreement restricts Mr. Panero from engaging in any business in the United States which resembles or competes with XM Radio for a period of one year following termination of his employment.

   We also have agreements with the following named executive officers;

Name                                  Title                    Effective Date
----                                  -----                    -----------------
Lee Abrams........................... Senior Vice President,   June 8, 1998
                                      Content and Programming
Stephen Cook......................... Senior Vice President,   February 22, 1999
                                      Sales and Marketing
Stelios Patsiokas.................... Senior Vice President,   October 19, 1998
                                      Technology
Heinz Stubblefield................... Senior Vice President,   June 1, 1998
                                      Chief Financial Officer

   Mr. Stubblefield's agreement is for a term of three years, which will automatically renew for a period of an additional two years unless either party gives 60 days notice to the other; Mr. Patsiokas' agreement is for a term of three years; and Mr. Abrams' and Mr. Cook's agreements have no specified term. Each agreement provides that the executive is eligible for an annual bonus to be determined by the board of directors based upon agreed upon performance measures. These amounts are up to 40% of annual base salary for Mr. Patsiokas, up to 35% of annual base salary for Mr. Cook and up to 30% of annual base salary for Messrs. Stubblefield and Abrams. The agreements for Mr. Patsiokas and Mr. Cook provide for severance payment of one year's salary payable in a lump sum upon termination of employment by us other than for cause. The agreement for Mr. Stubblefield provides for severance payment of one year's salary and bonus, plus the pro-rated portion of earned bonus and options scheduled to vest for the current year, payable in a lump sum upon termination of employment by us other than for cause. Under these agreements and the terms of our shares award plan, we have granted to each of Messrs. Abrams, Cook, Patsiokas and Stubblefield a 10-year option to purchase 53,514 shares of Class A common stock at an exercise price of $9.52 per share. Each of these options vests in three equal annual installments beginning on the first anniversary of the grant.

Shares Award Plan

 General

   In 1998, our board of directors adopted a 1998 Shares Award Plan for employees, consultants and non-employee directors. The plan is administered by the board's compensation committee.

   We can grant options, stock appreciation rights, restricted stock or phantom shares under the plan. The aggregate number of shares of our Class A common stock with respect to which awards may be granted under the shares award plan is 2,675,700 shares. We may not grant awards of more than 267,570 shares of our common stock to any participant in any calendar year. Options may be either incentive or non-incentive stock options within the meaning of the Internal Revenue Code. Each option will be exercisable in whole or in installments, as determined at the time of grant. The term of any option granted may not be more than 10 years from the date of grant. Stock appreciation rights may be granted in tandem with another award, in addition to another award or unrelated to any other award. No stock appreciation right may be exercisable until six months after the day of grant. A stock appreciation right entitles the participant to receive the excess of the fair market value of our common stock on the date of the exercise of the stock appreciation right over its grant price.

   If we engage in a corporate transaction, which consists of a merger, a consolidation, a dissolution, a liquidation, or a sale of all or substantially all of our assets, then the holder of an outstanding award will have the right prior to the effective date of the transaction to exercise such awards without regard to any installment provision regarding exercisability. All such awards which are not so exercised will be forfeited as of the effective time of the transaction. If we have had a change of control, each participant will be entitled to receive an equivalent award. An equivalent award is defined as a continuation of the awards, an agreement by the person acquiring us to honor or assume the award, or the substitution of a new award with an inherent value at least equivalent to the original award, and on terms at least as beneficial to the participant as is the original award. If it is not possible to grant such an equivalent award, we may grant a cash equivalent, calculated as described in the shares award plan. If the participant's employment with us is terminated by reason of involuntary termination within one year following the change of control, the equivalent award may be exercised in full beginning on the date of such termination.

 Stock Option Grants

   The following table sets forth information concerning the stock options granted to our named executive officers under the 1998 Shares Award Plan in 1999.

                                        Individual Grants
                         ------------------------------------------------
                         Number of
                           Common   Percent of                            Potential Realizable Value
                           Shares     Total    Exercise                     at Assumed Annual Rates
                         Underlying  Options    Price                           of Stock Price
                          Options   Granted to   Per                        Appreciation for Stock
Name                      Granted   Employees   Share    Expiration Date             Term
----                     ---------- ---------- -------- ----------------- ---------------------------
                                                                               5%           10%
                                                                          ------------ --------------
Hugh Panero.............  100,000      6.8%     $12.00  October 8, 2009   $    754,674 $    1,912,491
Lee Abrams..............   50,000      3.4       12.00  October 8, 2009        377,337        956,245
Stephen Cook............   53,514      3.6        9.52  February 22, 2009      320,392        811,937
                           50,000      3.4       12.00  October 8, 2009        377,337        956,245
Stelios Patsiokas.......   50,000      3.4       12.00  October 8, 2009        377,337        956,245
Heinz Stubblefield......   50,000      3.4       12.00  October 8, 2009        377,337        956,245

   The following table sets forth the number of shares acquired and the value realized upon exercise of stock options during 1999 and the number of shares of Class A common stock subject to exercisable and unexercisable stock options held as of December 31, 1999 by each of our named executive officers. Value at fiscal year end is measured as the difference between the exercise price and the fair market value at close of market on December 31, 1999, which was $38.13.

       Aggregate Option Exercises in 1999 and Values at December 31, 1999

                                              Number of Securities Underlying      Value of Unexercised
                                              Unexercised Options at December      In-the-Money Options
                                                         31, 1999                    December 31, 1999
                                              ------------------------------- -------------------------------
                          Number of
                           Shares
                         Acquired on  Value
Name                      Exercise   Realized Exercisable(#) Unexercisable(#) Excersiable($) Unexercisable($)
----                     ----------- -------- -------------- ---------------- -------------- ----------------
Hugh Panero.............     --        --         89,190         278,380        2,551,280       7,715,060
Lee Abrams..............     --        --         17,838          85,676          510,256       2,326,762
Stephen Cook............     --        --            --          103,514              --        2,837,018
Stelios Patsiokas.......     --        --         17,838          85,676          510,256       2,326,762
Heinz Stubblefield......     --        --         17,838          85,676          510,256       2,326,762

Employee Stock Purchase Plan

   We have an employee stock purchase plan that provides for the issuance of 300,000 shares of Class A common stock. All employees whose customary employment is more than 20 hours per week and for more than five months in any calendar year are eligible to participate in the stock purchase plan, provided that any employee who would own five percent or more of our total combined voting power immediately after an offering date under the plan is not eligible to participate. Eligible employees must authorize us to deduct an amount from their pay during offering periods established by the compensation committee. The purchase price for shares under the plan will be determined by the compensation committee but may not be less than 85% of the lesser of the market price of the common stock on the first or last business day of each offering period.

              CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Contracts with Hughes

   Our Satellite Purchase Contract for In-Orbit Delivery, dated March 20, 1998, as amended thereafter, with Hughes Space and Communications calls for Hughes to deliver

  .  in-orbit, two high-power satellites;

  .  an optional ground spare satellite upon exercise of XM Radio's option;
     and

  .  satellite launch services.

We expect to incur total payment obligations under this contract of approximately $541.3 million, which includes amounts we expect to pay pursuant to the exercise of the option to build the ground spare satellite and certain financing costs and in-orbit incentive payments. Payments are to be made to Hughes upon certain calendar dates and completion of discrete milestones and other events. As of September 30, 1999, we have paid $147.9 million under this contract.

   We have granted Hughes a first priority security interest in any rights we may have in Hughes' work product under the satellite contract to secure our payment obligations to Hughes under the contract. This security interest will be released once we have made substantial pre-arranged payments to Hughes under our satellite contract or, if earlier, upon the launch of the satellites.

   We may, subject to certain conditions, terminate the satellite contract at our convenience, in which case Hughes will be entitled to certain payments. We may also terminate the satellite contract for certain events of default by Hughes or in case it becomes reasonably certain that the total amount of excusable delay in Hughes' performance under the satellite contract caused by events beyond Hughes' control, excluding delays we caused, will exceed 485 calendar days.

   The first satellite is to be delivered to us in orbit by December 31, 2000, the second by April 11, 2001. The scheduled launch period for the first satellite is the period from November 1, 2000 through February 1, 2001. The scheduled launch period for the second satellite is the period from February 15, 2001 through May 15, 2001. If there is a delay of more than six months in the launch of either the first or second satellite, we would be able to select an alternative launch system from within or outside of Hughes' inventory of launch vehicles, subject to certain payment conditions set forth in the satellite contract.

   For each satellite, title will transfer to us after Hughes successfully completes certain tests and analyses on each satellite upon arrival at its specified orbital location. If Hughes fails to deliver either satellite on or before the fiftieth day following its delivery date, then Hughes must pay us liquidated damages which accrue on a daily basis. The total aggregate amount of liquidated damages for failure to meet the delivery dates of both satellites is limited to $16 million. These liquidated damages are in addition to other limited liquidated damages for delay in the launch of the satellites. We would have no other damages or remedies for late delivery of a satellite. If, on the other hand, Hughes launches both satellites on or before December 31, 2000, we will pay Hughes $6 million in addition to the contract price.

   We are currently negotiating with Hughes Network Systems for the design, development and manufacture of our terrestrial repeaters. Hughes Network Systems has begun work on the terrestrial repeaters while negotiations are proceeding. As of December 15, 1999, we have paid $2.5 million for this work, which will count as an installment of the contract price if we are able to successfully negotiate a definitive contract with Hughes Network.

   Hughes Space and Communications and Hughes Network Systems are both owned by Hughes Electronics Corporation. On January 13, 2000, Hughes Electronic announced its intention to sell Hughes Space and Communications to Boeing. We believe the sale, if consummated, would not have any material effect on us. American Mobile, whose single largest stockholder on a fully diluted basis is Hughes Communications, owns approximately 31% of the outstanding shares of our common stock, or 41% assuming no conversion of preferred stock. General Motors, which owns Hughes Electronics and with whom we have a distribution agreement as described below, owns a 10% equity interest in our company and an additional 10% equity interest in our company is held by DIRECTV, a direct subsidiary of Hughes Electronics and an indirect subsidiary of General Motors.

Distribution Agreement with General Motors and OnStar

   We have signed a long-term distribution agreement with the OnStar division of General Motors providing for the installation of XM radios in General Motors vehicles. During the term of the agreement, which expires 12 years from the commencement date of our commercial operations, General Motors has agreed to distribute our service to the exclusion of other satellite digital radio services that broadcast in the S-Band. General Motors will factory-install XM radios, purchased exclusively from our authorized manufacturers, in certain new General Motors vehicles and not install any radios which receive Sirius Satellite Radio as the only satellite radio service. We will have a non-exclusive right to arrange for the installation of XM radios included in OnStar systems in non-General Motors vehicles that are sold for use in the United States.

   We have agreed, for a nine-month period beginning on July 1, 2001, that General Motors shall be the exclusive vehicle manufacturer in whose new vehicles we will activate the XM Radio service. If, however, we cannot install XM radios prior to January 1, 2002, then this exclusivity arrangement will apply for a six-month period beginning on the later of July 1, 2002 or the date we commence full commercial operations. In addition, we have significant annual, fixed payment obligations to General Motors for four years following commencement of commercial operation. These payments approximate $35 million in the aggregate during this period. Additional annual fixed payment obligations beyond the initial four years of the contract term range from less than $35 million to approximately $130 million through 2009, aggregating approximately $400 million. In order to encourage the broad installation of XM radios, we have agreed to subsidize a portion of the cost of XM radios, and to make incentive payments to General Motors when the owners of General Motors vehicles with installed XM radios become subscribers for the XM Radio service within 12 months of purchasing a General Motors vehicle equipped with an XM radio. We must also share with General Motors a percentage of the subscription revenue attributable to General Motors vehicles with installed XM radios. We will also make available to General Motors a limited amount of bandwidth for audio and/or data transmission by General Motors to owners of General Motors vehicles equipped with XM radios.

   This agreement is subject to renegotiation if four years after the commencement of commercial operations and at two-year intervals thereafter General Motors does not achieve and maintain specified installation levels, starting with 1.24 million units after four years and thereafter increasing by the lesser of 600,000 units per year and amounts proportionate to our share of the satellite digital radio market. There can be no assurance as to the outcome of any such renegotiations. General Motors' exclusivity obligations will discontinue if, four years after we commence commercial operations and at two-year intervals thereafter, our mobile aftermarket share falls below 40% if there are two satellite radio providers in the United States, or below 33% if there are three satellite radio providers in the United States.

   Furthermore, if General Motors elects to install radios which are interoperable radios with other satellite radio providers, in the absence of any regulatory requirements to do so, we may seek to renegotiate the distribution agreement. If the FCC requires the installation of interoperable radios, we will renegotiate the distribution agreement on mutually acceptable terms.

Engineering Contract with LCC International

   We have signed a contract with LCC International for the engineering of and site preparation of our terrestrial repeater network. The repeater network will supplement our high-powered satellite signals. Payments by XM Radio under this contract are expected to approximate $115 million. This contract does not include the repeater hardware, which will be supplied by a separate vendor. As of December 15, 1999, we have paid $6 million under this contract.

   The contract designates LCC International as the prime contractor for the implementation of our terrestrial repeater sites. Under this contract, LCC International will perform various services, including program management, radio frequency engineering, site acquisition, architectural and engineering design, zoning, regulatory services, network management testing and construction and interim system maintenance. The initial site planning is now complete for 70 cities and metropolitan areas and implementation work is continuing.

   The design of our terrestrial repeater system will be guided by a radio frequency analysis technique newly developed by LCC International. This technique uses analysis of the satellite footprint to discover areas likely to have impaired reception of XM Radio through technology similar to that used in certain cellular telephone systems.

   Dr. Rajendra Singh, a member of our board of directors and a member of the board of directors of LCC International, controls the largest shareholder of both LCC International and one of our principal stockholders, Telcom-XM Investors L.L.C. See "Principal Stockholders."

Technology License Agreement with American Mobile

   American Mobile has granted us a royalty-free license with respect to certain technology to be used in connection with the implementation of the XM Radio system, including, among other things, certain ground segment communications technology and antenna technology. We also have the right to sublicense this technology to any third party, including chipset manufacturers, terrestrial repeater manufacturers and receiver manufacturers in connection with the XM Radio system.

   Under cross-license provisions in the license, if we obtain from any third party the right to use any technology which could be used to develop, implement and commercialize a satellite radio system for transmission in the United States, we will make all reasonable efforts to obtain for American Mobile the right to use such technology. We have granted to American Mobile a royalty-free, non-exclusive and irrevocable license to any and all technology and improvements we develop relating to the XM Radio system. This cross-license is for use and sublicensing worldwide outside the United States and its territories, or inside the United States and its territories only in connection with American Mobile's mobile satellite business in the United States and other than in connection with any satellite radio system.

   The technology license renews automatically on an annual basis unless terminated for a breach which has not been or cannot be remedied.

Technical Services Agreement with American Mobile

   We have a technical services agreement with American Mobile under which American Mobile provides us with certain technical, engineering, marketing and strategic planning services. We pay American Mobile at specified hourly rates, which we believe approximate rates available from unrelated parties. On or after our commencement of commercial operations, American Mobile or we may terminate the technical services agreement at any time.

Other Transactions with American Mobile

   In 1997, American Mobile contributed $143,000 for us to establish our original application for the FCC license. Also in 1997, we received $1.5 million as a capital contribution from American Mobile. During 1998, American Mobile incurred general and administrative costs and professional fees for us and established an intercompany balance of $458,000. During June 1999, American Mobile provided us a line of credit under which we drew $250,000. This was repaid, and the line of credit terminated, in July 1999.

Registration Rights Agreement

   We have a registration rights agreement with American Mobile, Baron Asset Fund and the former holders of our Series A subordinated convertible notes. Commencing July 7, 2000, each of these parties is entitled to demand registration with respect to its Class A common stock, including shares issuable upon conversion of other securities. American Mobile is entitled to make two demands. These rights are subject to our right to defer the timing of a demand registration and an underwriters' right to cut back shares in an underwritten offering. In certain instances if a demand registration is cut back by more than 75% of the number of shares originally requested to be registered, then the party requesting registration shall be entitled to one additional demand registration request.

   In addition to these demand rights, following our commencement of commercial operation, parties to the registration rights agreement may request registration of at least $25.0 million of Class A common stock.

   Parties to the registration rights agreement also have rights to include their Class A common stock in registered offerings initiated by us, other than an offering for high yield debt. The parties have waived their registration rights with respect to this offering and our concurrent offering of Class A common stock.

Shareholders' Agreement

   We have entered into a shareholders' agreement with American Mobile, Baron Asset Fund and the former holders of our subordinated convertible notes, containing, among others, the provisions described below.

 Conversion of Shares of Class B Common Stock to Class A Common Stock

   Our Class B common stock is convertible into our Class A common stock, on a one-for-one basis, following this offering at any time at the holder's discretion. In addition, under the shareholders' agreement, following this offering, the holders of a majority of our outstanding Class A common stock, which must include at least 20% of the public holders of the Class A common stock, may require conversion of the Class B common stock held by American Mobile. This conversion will not be effected, however, if the FCC does not approve the transfer of control of XM Radio from American Mobile to a diffuse group of stockholders.

 Restrictions on Transfer of Shares of Our Securities

   Except for affiliated transactions, American Mobile will not be permitted to transfer any of our securities until the earlier of the date on which we begin commercial operations or one year after October 8, 1999, which was the date of the closing of our initial public offering. Shares of Class B common stock, which are currently owned by American Mobile and Baron Asset Fund, are transferable only upon conversion into shares of Class A common stock.

 Non-Competition

   American Mobile has agreed not to compete with XM Radio in the satellite radio business in the United States for so long as American Mobile holds 5% of our common stock and for a period of three years following any transfer which results in American Mobile owning less than 5% of our common stock.

 Governance

   The parties to the agreement are entitled to designate directors to our board of directors and to observe meetings of the board of directors. We have described these provisions previously under the caption "Management--Provisions Governing the Board of Directors." In addition, the parties have agreed to take all necessary actions to give effect to the agreement including to prevent any conflict between the agreement and our governing instruments.

Investor Operational Agreements

   We have agreements with Clear Channel, DIRECTV and the TCM Group, which is owned by Columbia Capital, Telcom Ventures and Madison Dearborn Partners, under which we will make available to them up to

406.6 kilobits per second, 204.8 kilobits per second, and 64.0 kilobits per second each, respectively, of our bandwidth, for them to supply programming to us with content reasonably acceptable to us, on terms (including revenue sharing) no less favorable than those offered to similar commercial programmers who provide similar programming. Until these options are exercised and this bandwidth is actually used by them, we can use the bandwidth. Any use of our bandwidth by these companies must be in compliance with applicable laws, must not interfere with our business or our obligations to other content providers, and must meet our quality standards.

   The agreements call for us to have a technology advisory committee on which Clear Channel, DIRECTV and the TCM Group have representatives. The committee will direct the selection of appropriate billing, customer service and conditional access systems for us, as well as our overall system integration effort. We have granted to Clear Channel, DIRECTV, and TCM Group under these agreements a royalty-free, non-transferable, non-exclusive license to use, sell, manufacture and have manufactured any and all technology we develop relating to the XM Radio system worldwide for any purpose other than one related to digital audio radio service.

   We have entered into a technical services agreement with DIRECTV with respect to customer service, billing and conditional access capabilities, and we will use DIRECTV's customer service, billing and conditional access capabilities if made available to us on competitive terms and conditions. DIRECTV is to make good faith efforts to represent us in obtaining distribution of XM Radio service through DIRECTV's existing retail distribution network. We will provide Clear Channel and DIRECTV with access to our advertising at the lowest available commercial rates. Clear Channel must make good faith efforts to give us access to its advertising at the lowest available commercial rates.

   The agreements provide for further good faith negotiations with respect to other arrangements, including advertising barter arrangements, marketing of XM Radio service by Clear Channel and DIRECTV, and technology cooperation.

   These agreements remain in effect so long as Clear Channel, DIRECTV, and Columbia Capital, Telcom Ventures and Madison Dearborn Partners hold at least 5% of our fully diluted ownership or the full amount of their original investments in us.

Advertising Representation Agreement

   We have entered into an advertising sales representation agreement with Premiere Radio Networks, a subsidiary of Clear Channel. Premiere will serve as our advertising sales representative and will receive commissions at agreed rates.

July 1999 Transactions

   We engaged in a series of transactions in July 1999 in which WorldSpace ceased to be an owner of XM Radio, American Mobile became the owner of the securities previously held by WorldSpace, and several of the transactions and agreements described above were entered into. These transactions are described under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources--Sources of Funds" and in the notes to our Unaudited Condensed Consolidated Financial Statements.

                             PRINCIPAL STOCKHOLDERS

   The following table and the accompanying notes set forth certain information concerning the beneficial ownership of our Class A common stock by each person who is known by us to own beneficially more than five percent of such stock, each director and each named executive officer, and all directors and executive officers as a group. Except as otherwise indicated, each person listed in the table has informed us that such person has sole voting and investment power with respect to such person's shares of common stock and record and beneficial ownership with respect to such person's shares of common stock.

   As of December 15, 1999, there were 26,435,471 shares of Class A common stock outstanding, and 17,872,176 shares of Class B common stock outstanding, all of which Class B common stock was owned by American Mobile. Class B common stock is convertible into Class A common stock on a one-for-one basis. Class B common stock is entitled to three votes for each share. Share ownership in the table below includes shares we may issue if certain stockholders exercise outstanding options within 60 days after December 15, 1999. The table below provides the percentage of the total number of shares of Class A common stock owned by each listed person before and after giving effect to our concurrent sale of 4,000,000 shares of Class A common stock. The beneficial ownership percentages in the table below will not be affected as a result of this Series B preferred stock offering since it is assumed that the Series B preferred stock has not been converted into Class A common stock.

                                             Percentage of Total Class A Shares
                                             ----------------------------------
                              Number of      Before Concurrent After Concurrent
  Name and Address of       Class A Shares     Common Stock      Common Stock
    Beneficial Owner      Beneficially Owned     Offering          Offering
  -------------------     ------------------ ----------------- ----------------
Beneficial Owners of
 More Than 5%:
American Mobile
Satellite Corporation...      18,072,176(1)        40.8%             37.4%
10802 Parkridge
Boulevard
Reston, VA 20191-5416
General Motors
 Corporation............      11,106,504(2)        29.8%             26.9%
100 Renaissance Center
3031 West Grand
Boulevard
PO Box 100
Detroit, MI 48265-1000
DIRECTV Enterprises,
 Inc. ..................       5,553,252(3)        17.4%             15.5%
2230 E. Imperial Highway
El Segundo, CA 90245
Clear Channel
 Investments, Inc. .....       8,329,877           31.5%             27.4%
200 Concord Plaza, Suite
600
San Antonio, TX 78216
Columbia XM Radio Part-
 ners, L.L.C. ..........       2,776,626           10.5%              9.1%
201 N. Union Street,
Suite 300
Alexandria, VA 22314
Telcom-XM Investors,
 L.L.C. ................       2,776,626(4)        10.5%              9.1%
211 North Union Street,
Suite 300
Alexandria, VA 22314
Madison Dearborn Capital
 Partners III, L.P. ....       2,702,222           10.2%              8.9%
Madison Dearborn Special
 Equity III, L.P........          58,225              *                 *
Special Advisors Fund I,
 LLC....................          16,179              *                 *
3 First National Plaza,
Suite 3800
Chicago, IL 60602

                                                      Percentage of Total
                                 Number of              Class A Shares
    Name and Address of        Class A Shares   -------------------------------
     Beneficial Owner        Beneficially Owned Before Offering After Offering
    -------------------      ------------------ --------------- ---------------
Directors and Named
 Executive Officers
Gary M. Parsons ...........        24,716(5)            *               *
Hugh Panero ...............        89,190(6)            *               *
Randall T. Mays ...........        26,757               *               *
Randy S. Segal ............        26,757               *               *
Jack Shaw .................        26,757               *               *
Rajendra Singh ............        26,757(4)            *               *
Ronald L. Zarrella ........           --                *               *
Nathaniel Davis............        26,757               *               *
Thomas R. Donohue..........        26,757               *               *
Lee Abrams ................        17,838(7)            *               *
Stephen Cook...............         2,000(8)            *               *
Stelios Patsiokas .........        17,838(7)            *               *
Heinz Stubblefield ........        17,838(7)            *               *
All directors and executive
 officers as a group (16
 persons)..................       366,438(9)          1.4%            1.2%

--------
*  Less than 1%.
(1) Includes 17,872,176 shares issuable upon conversion of Class B common stock. On January 18, 2000, an exchangeable note issued by American Mobile to Baron Asset Fund was exchanged for 1,314,914 shares of Class B common stock, which shares are owned by Baron Asset Fund as of the date of this prospectus.
(2) Includes 11,106,504 shares issuable upon conversion of Series A convertible preferred stock, 5,553,252 of which are owned by DIRECTV.
(3) Includes 5,553,252 shares issuable upon conversion of Series A convertible preferred stock.
(4) Rajendra Singh, a member of our board of directors, indirectly owns a controlling interest in Telcom-XM Investors, L.L.C. Dr. Singh disclaims beneficial ownership of the shares of Class A common stock beneficially owned by Telcom-XM Investors, L.L.C.
(5) Does not include 267,570 shares issuable upon exercise of options which are not exercisable within 60 days. A trust for the benefit of Mr. Parsons' minor children has acquired a minority membership interest in each of Columbia XM Radio Partners, L.L.C. and Telcom-XM Investors, L.L.C. and a minority participatory interest in each of Madison Dearborn Capital Partners III, L.P. and Madison Dearborn Special Equity III, L.P.
    Mr. Parsons disclaims beneficial ownership of these interests.
(6) Does not include 278,384 shares issuable upon exercise of options which are not exercisable within 60 days. Mr. Panero has acquired a minority membership interest in Telcom-XM Investors, L.L.C.
(7) Does not include 85,665 shares issuable upon exercise of options which are not exercisable within 60 days.
(8) Does not include 103,514 shares issuable upon exercise of options which are not exercisable within 60 days.
(9) Does not include 1,131,344 shares issuable upon exercise of options which are not exercisable within 60 days.

                          DESCRIPTION OF CAPITAL STOCK

   Our authorized capital stock consists of 180,000,000 shares of Class A common stock, $.01 par value per share, 30,000,000 shares of Class B common stock, $.01 par value per share, 30,000,000 shares of Class C common stock, $.01 par value per share, 15,000,000 shares of Series A convertible preferred stock, $.01 par value per share, and 3,000,000 shares of Series B convertible preferred stock, $.01 par value per share. The following summary description of our capital stock is subject to our Restated Certificate of Incorporation and Restated Bylaws and the Delaware General Corporation Law.

Common Stock

   As of December 15, 1999, there were 26,435,471 shares of Class A common stock outstanding and 17,872,176 shares of Class B common stock outstanding. After giving effect to our concurrent offering of 4,000,000 shares of Class A common stock, there will be 30,435,471 shares of Class A common stock outstanding.

 Class A Common Stock

   Holders of Class A common stock are entitled

  . to one vote for each share held on any matter submitted for stockholder approval;

  . to receive on a pro rata basis, dividends and distributions, if any, as the board of directors may declare out of legally available funds; and

  . upon the liquidation, dissolution, winding up or insolvency of our company, to share ratably in the net assets of our company available after we pay our liabilities and any preferential amounts to which holders of the Series A convertible preferred stock may be entitled.

   Holders of Class A common stock have no preemptive, redemption or sinking fund rights.

 Class B Common Stock

   Class B common stock has the same rights as Class A common stock except that Class B common stock is entitled to three votes for each share. Shares of Class B common stock are convertible into shares of Class A common stock on a one-for-one basis, subject to antidilution protection if we effect a recapitalization.

 Class C Common Stock

   Holders of Class C common stock are entitled to the same rights as holders of Class A common stock except that the holders of Class C common stock are not entitled to vote on any matter submitted for stockholder approval.

Preferred Stock

   The board of directors may issue preferred stock in one or more series and may fix the designations, powers, preferences and relative, participating, optional and other special rights, qualifications, limitations and restrictions on the preferred stock, including the dividend rate, conversion rights, voting rights, redemption price and liquidation preference, and may fix the number of shares to be included in any such series. Any preferred stock may rank senior to the common stock for the payment of dividends or amounts upon liquidation, dissolution or winding-up, or both. In addition, any shares of preferred stock may have class or series voting rights. Issuances of preferred stock, while providing us with flexibility in connection with general corporate purposes, may, among other things, have an adverse effect on the rights of holders of common stock. The board of directors, without stockholder approval, can issue preferred stock with voting and conversion rights that could adversely affect the voting power and other rights of holders of common stock. Preferred stock could thus be issued quickly with terms calculated to delay or prevent a change of control or to make the removal of management more difficult. In certain circumstances, this could have the effect of decreasing the market price of our common stock.

 Series A Convertible Preferred Stock

   Series A convertible preferred stock has the following characteristics:

  . a right to receive dividends and distributions ratably with the holders of common stock;

  . a $9.52 per share payment preference over our common stock in the event of our liquidation, dissolution, winding up or insolvency;

  . a right to convert, at the election of the holder, one share of the Series A convertible preferred stock into one share of Class A common stock; and

  .  shares of our Series A convertible preferred stock do not have

    -- voting rights;

    -- any preference with respect to dividends and distributions;

    -- preemptive rights;

    -- sinking fund rights; or

    -- redemption rights.

   Following the occurrence of a recapitalization, as described under the caption "Class B Common Stock", each share of Series A convertible preferred stock will be convertible into the kind and number of shares of securities or other property to which the holders of such share of Series A convertible preferred stock would have been entitled to receive if the holder had converted such share of Series A convertible preferred stock into Class A common stock immediately prior to the recapitalization.

   As of December 15, 1999, there were 10,786,504 shares of Series A convertible preferred stock outstanding.

 Series B Convertible Preferred Stock

   The Series B convertible preferred stock is discussed below under the caption "Description of Series B Preferred Stock."

Certain Provisions of Our Certificate of Incorporation and Bylaws

 Certificate of Incorporation

   Our certificate of incorporation permits the board of directors without stockholder approval to issue shares of preferred stock up to the number of shares authorized for issuance in our certificate of incorporation, except as limited by Nasdaq rules. We could use these additional shares for a variety of corporate purposes. These purposes include future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. Our ability to issue these shares of preferred stock could make it more difficult or discourage an attempt to obtain control of our company by means of a proxy contest, tender offer, merger or otherwise.

   Federal communications law prohibits the holding of a broadcast license by a corporation of which more than 20.0% of the capital stock is owned directly or beneficially by aliens. Where a corporation controls another entity that holds such an FCC license, such corporation may not have more than 25.0% of its directors as aliens and may not have more than 25.0% of its capital stock owned directly or beneficially by aliens, in each case, if the FCC finds that the public interest would be served by such prohibitions. Failure to comply with these requirements may result in the FCC issuing an order requiring divestiture of alien ownership to bring a company into compliance with federal law. In addition, fines or a denial of renewal, or revocation of the license are possible. Although we are not currently subject to these foreign ownership restrictions, in order to provide flexibility should our regulatory status change our certificate of incorporation permits the redemption of common stock from stockholders where necessary to protect our license.

 Bylaws

   As currently in effect, our bylaws require that the number of directors be as provided in the shareholders' agreement. See "Management--Provisions Governing the Board of Directors." The bylaws provide that special meetings of the stockholders may be called by the board of directors, by stockholders holding at least 15% of the outstanding common stock or by the chief executive officer or the president. The bylaws may be amended or repealed, or new bylaws may be adopted, by the stockholders or the board of directors, subject to the shareholders' agreement. If there is a conflict between the bylaws and the shareholders' agreement, the latter will govern.

Stockholder Actions

   Except as otherwise expressly provided in our certificate of incorporation or our bylaws, resolutions may be adopted at stockholders' meetings by the affirmative vote of a simple majority of the aggregate number of votes represented by all shares entitled to vote thereon and represented, in person or by proxy, at the meeting. Our bylaws establish special advance notice procedures for stockholders who wish to make director nominations or bring other business before a stockholder meeting. In addition, stockholders may act by written consent without a meeting if approved by the holders of a majority of the aggregate number of votes represented by all shares entitled to vote thereon, provided that notice of any such action must be subsequently furnished to all stockholders if such approval was not unanimous.

   Directors may be elected by a plurality of votes cast by stockholders at a meeting or by written consent, assuming a quorum is present, in person or by proxy, or acting by written consent. The quorum required for a meeting or action by written consent of stockholders consists of stockholders holding a majority of the issued and outstanding shares present in person or by proxy and entitled to vote. Stockholders' meetings are convened upon advance notice of at least 10 days and not more than 60 days.

Limitation of Liability and Indemnification Matters

   Our certificate of incorporation provides that directors shall not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability

  . for any breach of the director's duty of loyalty to us or our stockholders;

  . for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  . under a provision of Delaware General Corporation Law relating to unlawful payment of dividends or unlawful stock purchase or redemption of stock; or

  . for any transaction from which such director derived an improper personal benefit.

As a result of this provision, we and our stockholders may be unable to obtain monetary damages from a director for breach of his or her duty of care.

   In addition, our certificate of incorporation and bylaws provide for the indemnification of directors and officers and any director or officer who is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise to the full extent authorized or permitted by the laws of Delaware against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any threatened, pending or completed action, suit or proceeding to which such person was or is made a party or is threatened to be made a party by reason of serving in any of the foregoing capacities. The indemnification includes, to the full extent authorized or permitted by the Delaware General Corporation Law, payment by us of the expenses in advance of any proceeding. In addition, we have entered or will enter into indemnification agreements with our directors and executive officers that provide indemnification in addition to the indemnification provided in our bylaws. Under the bylaws, we may, but are not obligated to, maintain insurance, at our expense, for the benefit of XM Radio and of any person to be indemnified by us.

Transfer Agent and Registrar

   The transfer agent and registrar for the Class A common stock is BankBoston, N.A.

                    DESCRIPTION OF SERIES B PREFERRED STOCK

General

   The terms of the Series B preferred stock will be set forth in the Certificate of Designation of Voting Power, Designation Preferences and Relative, Participating, Optional or Other Special Rights and Qualifications, Limitations and Restrictions. The following summary of the Series B preferred stock and the certificate of designation is not intended to be complete and is subject to, and qualified in its entirety by reference to, our certificate of incorporation and the certificate of designation, including the definitions therein of certain terms used below. Copies of the proposed form of certificate of designation are available upon request. As used in this description of Series B preferred stock, the term XM Radio refers to XM Satellite Radio Holdings Inc., excluding its subsidiaries.

   XM Radio's operations are, and will continue to be, conducted through its subsidiaries and, therefore, XM Radio is dependent upon the cash flow of its subsidiaries to meet its obligations, including its obligations under the Series B preferred stock. Any right of XM Radio to receive assets of any of its subsidiaries will be effectively subordinated to all indebtedness and other liabilities and commitments (including trade payables and lease obligations) of XM Radio's subsidiaries.

   Under the certificate of designation, 3,000,000 shares of Series B preferred stock with a liquidation preference of $50 per share will be authorized for issuance. The Series B preferred stock will, when issued and paid for, be fully paid and nonassessable, and holders thereof will have no preemptive rights in connection therewith.

   The transfer agent for the Series B preferred stock will be BankBoston, N.A. unless and until a successor is selected by XM Radio.

Ranking

   The Series B preferred stock will, with respect to dividend distributions and distributions upon the liquidation, winding-up and dissolution of XM Radio, rank (i) senior to all classes of our common stock, our outstanding Series A convertible preferred stock and each other class of capital stock or series of preferred stock established after the date of the certificate of designation by the board of directors, the terms of which do not expressly provide that it ranks senior to or on a parity with the Series B preferred stock as to dividend distributions and distributions upon the liquidation, winding-up and dissolution of XM Radio (collectively referred to with the common stock of XM Radio as junior securities); (ii) on a parity with any class of capital stock or series of preferred stock issued by us established after the date of the certificate of designation by the board of directors, the terms of which expressly provide that such class or series will rank on a parity with the Series B preferred stock as to dividend distributions and distributions upon the liquidation, winding-up and dissolution of XM Radio (collectively referred to as parity securities); and (iii) junior to each class of capital stock or series of preferred stock issued by the Company established after the date of the certificate of designation by the board of directors the terms of which expressly provide that such class or series will rank senior to the Series B preferred stock as to dividend distributions and distributions upon liquidation, winding-up and dissolution of the Company (collectively referred to as senior securities) and which receives the requisite approval of the holders of the Series B preferred stock.

   No dividend whatsoever shall be declared or paid upon, or any sum set apart for the payment of dividends upon, any outstanding share of the Series B preferred stock with respect to any dividend period unless all dividends for all preceding dividend periods have been declared and paid, or declared and a sufficient sum set apart for the payment of such dividend, upon all outstanding shares of senior securities.

Dividends

   The holders of shares of the Series B preferred stock will be entitled to receive, when, as and if dividends are declared by the board of directors out of funds of XM Radio legally available therefor, cumulative dividends from the issue date of the Series B preferred stock accruing at the rate per annum of 8.25% of the liquidation preference per share, payable quarterly in arrears on each February 1, May 1, August 1 and November 1, commencing on May 1, 2000. Dividends are payable in cash, shares of our Class A common stock or a combination thereof, as described under "Method of Payment" below. If any such date is not a Business Day, such payment shall be made on the next succeeding Business Day to the holders of record as of the next preceding February 1, May 1, August 1 and November 1.

   Dividends on the Series B preferred stock will accrue whether or not XM Radio has earnings or profits, whether or not there are funds legally available for the payment of such dividends and whether or not dividends are declared. Dividends will accumulate to the extent they are not paid on the dividend payment date for the period to which they relate. The certificate of designation will provide that we will take all actions required or permitted under Delaware corporate law to permit the payment of dividends on the Series B preferred stock, including, without limitation, through the revaluation of our assets in accordance with Delaware corporate law to make or keep funds legally available for the payment of dividends.

   No dividend shall be declared or paid upon, or any sum set apart for the payment of dividends upon, any outstanding share of the Series B preferred stock with respect to any dividend period unless all dividends for all preceding dividend periods have been declared and paid, or declared and a sufficient sum set apart for the payment of such dividend, upon all outstanding shares of Series B preferred stock. Unless full cumulative dividends on all outstanding shares of Series B preferred stock for all past dividend periods shall have been declared and paid, or declared and a sufficient sum for the payment thereof set apart, then: (i) no dividend (other than a dividend payable solely in shares of any junior securities) shall be declared or paid upon, or any sum set apart for the payment of dividends upon, any shares of junior securities; (ii) no other distribution shall be declared or made upon, or any sum set apart for the payment of any distribution upon, any shares of junior securities, other than a distribution consisting solely of junior securities;
(iii) no shares of junior securities shall be purchased, redeemed or otherwise acquired or retired for value (excluding an exchange for shares of other junior securities) by XM Radio or any of its subsidiaries; and (iv) no monies shall be paid into or set apart or made available for a sinking or other like fund for the purchase, redemption or other acquisition or retirement for value of any shares of junior securities by XM Radio or any of its subsidiaries. Holders of the Series B preferred stock will not be entitled to any dividends, whether payable in cash, property or stock, in excess of the full cumulative dividends as herein described.

   Future credit agreements or other agreements relating to indebtedness to which XM Radio or any if its subsidiaries becomes a party may contain restrictions on the ability of the Company to pay dividends on the Series B preferred stock.

Method of Payment

   We may make dividend payments on the Series B preferred stock (i) in cash,
(ii) by delivery of our Class A common stock, or (iii) through any combination of cash and our Class A common stock. Any optional redemption payments on the Series B preferred stock must be in cash. We must make the mandatory redemption payments on the Series B preferred stock by delivery of our Class A common stock. However, up until mandatory redemption is required we have an optional redemption right to make such payments in cash instead. If any such dividend or mandatory redemption payments are made in shares of our Class A common stock, such shares shall be valued for such purpose: (a) if on the date of such payment such shares of Class A common stock are freely tradeable at 95% of the average market value and (b) if on the date of such payment such shares of Class A common stock are not freely tradeable, at 90% of the average market value. Stock issued in payment of dividends will be freely tradeable.

   If, as a matter of law, we are not able to issue our Class A common stock in payment of the mandatory redemption price, then we will cause the Series B preferred stock to be converted on the mandatory redemption date into the same number of shares of our Class A common stock as we could otherwise have issued in satisfaction of the mandatory redemption price, provided that we have given the holders of the Series B preferred stock notice of the exercise of this option at least 30 days prior to the mandatory redemption date. No fractional shares of Class A common stock will be delivered to the holders of the Series B preferred stock, but we will instead pay a cash adjustment to each holder that would otherwise be entitled to a fraction of a share of Class A common stock. The amount of such cash adjustment will be determined based on the proceeds received by the transfer agent from the sale of that number of shares of our Class A common stock, which we will deliver to the transfer agent for such purpose, equal to the aggregate of all such fractions rounded up to the nearest whole share.

   The transfer agent is authorized and directed in the certificate of designation to sell such shares at the best available prices and distribute the proceeds to the holders in proportion to their respective interests therein.
We will pay the expenses of the transfer agent with respect to such sale, including brokerage commissions. Any portion of any such payment that is declared and not paid through the delivery of shares of Class A common stock will be paid in cash. We will make a public announcement no later than the close of business on the tenth business day prior to the record date for each dividend as to whether we will pay such dividend and, if so, the form of consideration we will use to make such payment.

   "Average market value" of our Class A common stock means the arithmetic average of the current market value of our Class A common stock for the ten trading days ending on the fifth business day prior to (a) in the case of the payment of any dividend, the record date for such dividend and (b) in the case of the mandatory redemption payment, the date of such payment.

   "Current market value" of our Class A common stock means the average of the high and low sale prices of our Class A common stock as reported on the Nasdaq National Market or such other SEC-recognized national securities exchange or trading system which we may from time to time designate upon which the greatest number of shares of our Class A common stock is then listed or traded, for the trading day in question.

Optional Redemption

   The Series B preferred stock may not be required to be redeemed before February 3, 2003. The Series B preferred stock may be redeemed for cash, in whole or in part, at our option on or after February 3, 2003 at the redemption prices specified below (expressed as percentages of the liquidation preference), in each case, together with accumulated and unpaid dividends (including an amount equal to a prorated dividend for any partial dividend period), if any, to the date of redemption, upon not less than 30 nor more than 60 days' prior written notice, if redeemed during each period set forth below, commencing on each of the dates set forth below:

Year                                                                  Percentage
----                                                                  ----------
February 3, 2003.....................................................  105.775%
February 2, 2004.....................................................  104.950%
February 2, 2005.....................................................  104.125%
February 2, 2006.....................................................  103.300%
February 2, 2007.....................................................  102.475%
February 2, 2008.....................................................  101.650%
February 2, 2009.....................................................  100.825%
February 2, 2010 and thereafter......................................  100.000%

   No optional redemption may be authorized or made unless, prior to giving the applicable redemption notice, all accumulated and unpaid dividends for periods ended prior to the date of such redemption notice shall have been paid in cash or Class A common stock. In the event of partial redemptions of Series B preferred stock, the shares to be redeemed will be determined pro rata or by lot, as determined by us.

Mandatory Redemption

   Unless it has already been redeemed or converted, the Series B preferred stock will be mandatorily redeemed by us on February 1, 2012, at a redemption price equal to 100% of the liquidation preference, together with accumulated and unpaid dividends to the mandatory redemption date.

Procedure for Redemption

   On and after a redemption date, unless we default in the payment of the applicable redemption price, dividends will cease to accrue on shares of Series B preferred stock called for redemption and all rights of holders of such shares will terminate except for the right to receive the redemption price, without interest. However, if we shall not have previously given a notice of redemption and not have segregated and irrevocably set apart an amount in cash equal to the full redemption price in trust for the benefit of holders of the Series B preferred stock called for redemption, then at the close of business on the day on which such funds are so segregated and set apart, the holder of the shares to be redeemed shall cease to be our stockholders and shall be entitled, subject to the rights of conversion, to receive only the redemption price for their shares on the redemption date.

   We will make a public announcement of the redemption (including a statement of the form of consideration we will use to effect the same) and send a written notice thereof by first class mail to each holder of record of shares of Series B preferred stock not fewer than 30 days nor more than 60 days prior to the date fixed for such redemption.

   Shares of Series B preferred stock issued and reacquired will, upon compliance with the applicable requirements of law, have the status of authorized but unissued shares of our preferred stock undesignated as to series and may with any and all other authorized but unissued shares of our preferred stock be designated or redesignated and issued, as part of any series of our preferred stock.

Conversion Rights

   Each share of Series B preferred stock will be convertible at any time, unless previously redeemed, at the option of the holder thereof into Class A common stock at a conversion rate equal to $50 (the liquidation preference per share of Series B preferred stock) divided by the conversion price then applicable, except that the right to convert shares of Series B preferred stock called for redemption will terminate at the close of business on the business day preceding the redemption date and will be lost if not exercised prior to that time, unless we default in making the payment due upon redemption. The initial conversion price is $40 per share.

   The conversion price will be subject to adjustment from time to time as follows:

      (1) Stock split and combinations. In case we, at any time or from time to time after the issuance date of the shares of preferred stock (a) subdivide or split the outstanding shares of our Class A common stock, (b) combine or reclassify the outstanding shares of our Class A common stock into a smaller number of shares or (c) issue by reclassification of the shares of our Class A common stock any shares of our capital stock, then the conversion price in effect immediately prior to that event or the record date for that event, whichever is earlier, will be adjusted so that the holder of any shares of Series B preferred stock thereafter surrendered for conversion will be entitled to receive the number of shares of our Class A common stock or of our other securities which the holder would have owned or have been entitled to receive after the occurrence of any of the events described above, had those shares of Series B preferred stock been surrendered for conversion immediately before the occurrence of that event or the record date for that event, whichever is earlier.

     (2) Stock Dividends in common stock. In case we, at any time or from time to time after the issuance date of the shares of preferred stock, pay a dividend or make a distribution in shares of our Class A common stock on any class of our capital stock other than dividends or distributions of shares of Class A common stock or other securities with respect to which adjustments are provided in paragraph (1) above, the conversion price will be adjusted so that the holder of each share of Series B preferred stock will be entitled to receive, upon conversion of that share, the number of shares of our Class A common stock determined by multiplying (a) the conversion price by (b) a fraction, the numerator of which will be the number of shares of Class A common stock outstanding and the denominator of which will be the sum of that number of shares and the total number of shares issued in that dividend or distribution.

     (3) Issuance of rights or warrants. In case we issue to all holders of our Class A common stock rights or warrants entitling those holders to subscribe for or purchase our Class A common stock at a price per share less than the current market price, the conversion price in effect immediately before the close of business on the record date fixed for determination of shareholders entitled to receive those rights or warrants will be reduced by multiplying the conversion price by a fraction, the numerator of which is the sum of the number of shares of our Class A common stock outstanding at the close of business on that record date and the number of shares of Class A common stock that the aggregate offering price of the total number of shares of our Class A common stock so offered for subscription or purchase would purchase at the current market price and the denominator of which is the sum of the number of shares of Class A common stock outstanding at the close of business on that record date and the number of additional shares of our Class A common stock so offered for subscription or purchase. For purposes of this paragraph (3), the issuance of rights or warrants to subscribe for or purchase securities convertible into shares of our Class A common stock will be deemed to be the issuance of rights or warrants to purchase shares of our Class A common stock into which those securities are convertible at an aggregate offering price equal to the sum of the aggregate offering price of those securities and the minimum aggregate amount, if any, payable upon conversion of those securities into shares of our Class A common stock. This adjustment will be made successively whenever any such event occurs. For purposes of this paragraph and paragraph (4), "current market price" means the average of the daily closing prices for the five consecutive trading days selected by our board of directors beginning not more than 20 trading days before, and ending not later than the date of the applicable event described in this paragraph and the date immediately preceding the record date fixed in connection with that event.

     (4) Distribution of indebtedness, securities or assets. In case we distribute to all holders of our Class A common stock, whether by dividend or in a merger, amalgamation or consolidation or otherwise, evidences of indebtedness, share of capital stock of any class or series, other securities, cash or assets, other than Class A common stock, rights or warrants referred to in paragraph (3) above or an ordinary dividend payable exclusively in cash and other than as a result of a fundamental change described in paragraph (5) below, the conversion price in effect immediately before the close of business on the record date fixed for determination of shareholders entitled to receive that distribution will be reduced by multiplying the conversion price by a fraction, the numerator of which is the current market price on that record date less the fair market value, as determined by our board of directors, of the portion of those evidences of indebtedness, shares of capital stock, other securities, cash and assets so distributed applicable to one share of Class A common stock and the denominator of which is the current market price. This adjustment will be made successively wherever any such event occurs.

     (5) Fundamental changes. For purposes of this paragraph (5), "fundamental change" means any transaction or event, including any merger, consolidation, sale of assets, tender or exchange offer, reclassification, compulsory share exchange or liquidation, in which all or substantially all outstanding shares of our Class A common stock are converted into or exchanged for stock, other securities, cash or assets. If a fundamental change occurs, the holder of each share of Series B preferred stock outstanding immediately before that fundamental change occurred, will have the right upon any subsequent conversion to receive, but only our of legally available funds, to the extent required by applicable law, the kind and amount of stock other securities, cash and assets that that holder would have received if that share had been converted immediately prior to the fundamental change.

   We will not, however, be required to give effect to any adjustment in the conversion price unless and until the net effect of one or more adjustments, each of which will be carried forward until counted toward adjustment, will have resulted in a change of the conversion price by at least 1%, and when the cumulative net effect of more than one adjustment so determined will be to change the conversion price by at least 1%, that change in the conversion price will be given effect. In the event that, at any time as a result of the provisions of this section, the holder of shares of Series B preferred stock upon subsequent conversion become entitled to receive any shares of our capital stock other than Class A common stock, the number of those other shares so receivable upon conversion of shares of preferred stock will thereafter be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions contained in this section.

   There will be no adjustment to the conversion price in case of the issuance of any shares of our stock in a merger, reorganization, acquisition, reclassification, recapitalization or other similar transaction except as provided in this section.

   If we take a record of the holders of our Class A common stock for the purpose of entitling them to receive a dividend or other distribution, and after this and before the distribution to our shareholders legally abandon our plan to pay or deliver that dividend or distribution, then no adjustment in the number of shares of our Class A common stock issuable upon conversion of shares of Series B preferred stock or in the conversion price then in effect will be required by reason of the taking of that record.

   The holder of record of a share of Series B preferred stock at the close of business on a record date with respect to the payment of dividends on the Series B preferred stock will be entitled to receive such dividends with respect to such share of Series B preferred stock on the corresponding dividend payment date, notwithstanding the conversion of such share after such record date and prior to such dividend payment date. A share of Series B preferred stock surrendered for conversion during the period from the close of business on any record date for the payment of dividends to the opening of business of the corresponding dividend payment date must be accompanied by a payment in cash, Class A common stock or a combination thereof, depending on the method of payment that we have chosen to pay the dividend, in an amount equal to the dividend payable on such dividend payment date, unless such share of Series B preferred stock has been called for redemption on a redemption date occurring during the period from the close of business on any record date for the payment of dividends to the close of business on the business day immediately following the corresponding dividend payment date. The dividend payment with respect to a share of Series B preferred stock called for redemption on a date during the period from the close of business on any record date for the payment of dividends to the close of business on the business day immediately following the corresponding dividend payment date will be payable on such dividend payment date to the record holder of such share on such record date, notwithstanding the conversion of such share after such record date and prior to such dividend payment date. No payment or adjustment will be made upon conversion of shares of Series B preferred stock for accumulated and unpaid dividends or for dividends with respect to the Class A common stock issued upon such conversion.

Special Conversion Rights upon a Change of Control

   Upon the occurrence of a change of control (as defined below), each holder of shares of Series B preferred stock will have the option, during the period commencing on the date that the applicable change of control notice (as defined below) is mailed to holders of the Series B preferred stock and ending at the close of business on the 45th day thereafter (the "Special Conversion Date"), to convert all, but not less than all, of such holder's shares of Series B preferred stock into Class A common stock at a conversion rate equal to $50 (the liquidation preference per share of Series B preferred stock) divided by the Special Conversion Price (as defined below).

   By a "change in control" we mean:

  . any person or group, other than a permitted owner, acquires direct or indirect beneficial ownership of shares of our capital stock (by means of an exchange offer, liquidation, tender offer, consolidation, merger, combination, reclassification, recapitalization or otherwise) sufficient to entitle such person to exercise more than 50% of the total voting power of all classes of our capital stock entitled to vote generally in elections of directors, unless (i) the closing price per share of Common Stock for any five trading days within the period of ten consecutive trading days ending immediately after the announcement of such change of control equals or exceeds 105% of the conversion price of the Series B preferred stock in effect on each such trading day or (ii) at least 90% of the consideration in the transaction or transactions constituting a change of control pursuant to this clause consists of shares of common stock traded or to be traded immediately following such change of control on a national securities exchange or the Nasdaq National Market and, as a result of such transaction or transactions, the Series B preferred stock become convertible solely into such common stock (and any rights attached thereto), or

  . we sell, lease, exchange or otherwise transfer, in one transaction or a series of related transactions, all or substantially all of our assets to any person or group, other than to a permitted owner.

However, a transaction of a type described above that results in the Class A common stock no longer being listed on a stock exchange or traded on the Nasdaq National Market would also be treated as a change in control even if a permitted owner were involved.

   We use a "permitted owner" to mean American Mobile Satellite Corporation, General Motors Corporation, DIRECTV and Clear Channel Communications, Inc. and their respective affiliates. We use the terms "person" and "group" as those terms are used in Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, as amended.

   "Special Conversion Price" means the higher of (a) the Market Value of the Class A common stock and (b) $21.33 per share (which is equal to 66 2/3% of the last reported bid price for the Class A common stock on the date of this prospectus), which amount, in the case of this clause (b), shall be adjusted each time that the conversion price is adjusted so that the ratio of such amount (as so adjusted) to the conversion price (as so adjusted) equals the ratio of $21.33 to the initial conversion price.

   "Market Value" with respect to the Class A common stock, means the average of the Closing Prices (as defined herein) of the Class A common stock for the five trading days ending on the last trading day preceding the date of occurrence of the change of control.

   "Closing Price", with respect to the Class A common stock on any trading day, means the last reported regular-way sale price of the Class A common stock on the NYSE, or if the Class A common stock is not then listed on the NYSE, the last reported regular-way sale price of the Class A common stock on the principal stock exchange or market of the Nasdaq Stock Market on which the Class A common stock is then listed or traded, or if the Class A common stock is not then listed or traded on any such stock exchange or market, the average of the closing bid and asked prices in the over-the-counter market as furnished by any NYSE member firm selected from time to time by us for that purpose.

   Within 15 days after a change of control, we will mail to each holder of shares of the Series B preferred stock a notice (a "change of control notice") setting forth the details of the change of control and the special conversion rights occasioned thereby, together with all information required by federal and state securities laws to permit such holder to determine whether or not to convert such holder's shares of Series B preferred stock. Exercise by a holder of such holder's special conversion right following a change of control is irrevocable, except that a holder may withdraw its election to exercise such holder's special conversion right at any time prior to the close of business on the Special Conversion Date by delivering a written or facsimile transmission notice to the transfer agent at the address or facsimile number specified in the change of control notice. Such notice, to be effective, must be received by the transfer agent prior to the close of business on the Special Conversion Date. All shares of Series B preferred stock tendered for conversion pursuant to holders' special conversion rights as described herein and not withdrawn will be converted at the close of business on the Special Conversion Date.

   Except as described herein, the certificate of designation will not provide the holders of the Series B preferred stock with any special protection in the event of a takeover, recapitalization or similar transaction. In addition, we could enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that could affect our capital structure of the value of the Series B preferred stock or the Class A common stock, but that would not constitute a change of control.

Voting Rights

   Holders of record of shares of the Series B preferred stock will have no voting rights, except as required by law and as provided in the certificate of designation. The certificate of designation will provide that upon the accumulation of accrued and unpaid dividends on the outstanding Series B preferred stock in an amount equal to six quarterly dividends, whether or not consecutive, the holders of a majority of the outstanding shares of Series B preferred stock voting together with any other subsequently issued parity securities then entitled to voting rights will be entitled to elect such number of members to the board of directors constituting at least 20% of the then existing board of directors before such election, rounded to the nearest whole number, provided, however, that such number shall be no less than one nor greater than two, and the number of members of the board of directors will be immediately and automatically increased by one or two, as the case may be. Voting rights arising as a result of dividend arrearages will continue until such time as all dividends in arrears on the Series B preferred stock are paid in full and all other dividend arrearages that trigger voting rights have been cured or waived, at which time the term of office of any such members of the board of directors so elected shall terminate and such directors shall be deemed to have resigned.

   In addition, the certificate of designation provides that the Company will not authorize any class of senior securities or any obligation or security convertible or exchangeable into or evidencing a right to purchase shares of any class or series of senior securities, without the approval of holders of 50% of the shares of Series B preferred stock then outstanding, voting or consenting, as the case may be, as one class. The certificate of designation also provides that we may not amend the certificate of designation so as to affect adversely the specified rights, preferences, privileges or voting rights of holders of shares of the Series B preferred stock or authorize the issuance of any additional shares of Preferred Stock, without the approval of the holders of at least 50% of the then outstanding shares of Series B preferred stock voting or consenting, as the case may be, as one class; provided, however, that the Company may not amend the change of control provisions of the certificate of designation (including the related definitions) without the approval of the holders of at least 66 2/3% of the then outstanding shares of Series B preferred stock voting or consenting, as the case may be, as one class. The certificate of designation also provides that, except as set forth above with respect to senior securities, (a) the creation, authorization or issuance of any shares of junior securities, parity securities or senior securities or (b) the increase or decrease in the amount of authorized capital stock of any class, including any preferred stock, shall not require the consent of the holders of Series B preferred stock and shall not be deemed to affect adversely the rights, preferences, privileges, special rights or voting rights of holders of shares of Series B preferred stock. The consent of the holders of Series B preferred stock will not be required for us to authorize, create (by way of reclassification or otherwise) or issue any parity securities or any obligation or security convertible or exchangeable into or evidencing a right to purchase, shares of any class or series of parity securities.

Merger, Consolidation and Sale of Assets

   Without the vote or consent of the holders of a majority of the then outstanding shares of Series B preferred stock, we may not consolidate or merge with or into, or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its assets to, any person unless (a) the entity formed by such consolidation or merger (if other than us) or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made (in any such case, the "resulting entity") is a corporation organized and existing under the laws of the United States or any State thereof or the District of Columbia; (b) if we are not the resulting entity, the Series B preferred stock is converted into or exchanged for and becomes shares of such resulting entity, having in respect of such resulting entity the same (or more favorable) powers, preferences and relative, participating, optional or other special rights thereof that the Series B preferred stock had immediately prior to such transaction; and (c) immediately after giving effect to such transaction, no dividend arrearages which trigger voting rights have occurred and are continuing. The resulting entity of such transaction shall thereafter be deemed to be the issuer of the Series B preferred stock or securities into which it is converted for all purposes of the certificate of designation.

Liquidation Rights

   Upon any voluntary or involuntary liquidation, dissolution or winding-up of XM Radio or reduction or decrease in its capital stock resulting in a distribution of assets to the holders of any class or series of our capital stock, each holder of shares of the Series B preferred stock will be entitled to payment out of the assets of XM Radio available for distribution of an amount equal to the liquidation preference per share of Series B preferred stock held by such holder, plus accrued and unpaid dividends and preferred stock liquidated damages (as defined), if any, to the date fixed for liquidation, dissolution, winding-up or reduction or decrease in capital stock, before any distribution is made on any junior securities, including, without limitation, Class A common stock. After payment in full of the liquidation preference and all accrued dividends and preferred stock liquidated damages, if any, to which holders of Series B preferred stock are entitled, such holders will not be entitled to any further participation in any distribution of assets of XM Radio. If, upon any voluntary or involuntary liquidation, dissolution or winding-up of XM Radio, the amounts payable with respect to the Series B preferred stock and all other parity securities are not paid in full, the holders of the Series B preferred stock and the parity securities will share equally and ratably in any distribution of assets of XM Radio in proportion to the full liquidation preference and accumulated and unpaid dividends and preferred stock liquidated damages, if any, to which each is entitled. However, neither the voluntary sale, conveyance, exchange or transfer (for cash, shares of stock, securities or other consideration) of all or substantially all of the property or assets of XM Radio nor the consolidation or merger of XM Radio with or into one or more entities will be deemed to be a voluntary or involuntary liquidation, dissolution or winding-up of XM Radio or reduction or decrease in capital stock, unless such sale, conveyance, exchange or transfer shall be in connection with a liquidation, dissolution or winding-up of the business of XM Radio or reduction or decrease in capital stock.

                CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS

   The following is a summary of certain material U.S. federal tax considerations relevant to the purchase, ownership and disposition of our Series B preferred stock and Class A common stock. This summary is based on the current provisions of the Internal Revenue Code of 1986, as amended, Treasury regulations and judicial and administrative authority, all of which are subject to change, possibly on a retroactive basis. This summary applies only to investors who hold our Series B preferred stock or Class A common stock as capital assets, within the meaning of section 1221 of the Internal Revenue Code, and does not discuss the tax consequences to special classes of investors, such as brokers or dealers in securities or currencies, financial institutions, tax-exempt entities, life insurance companies, persons holding our Series B preferred stock or Class A common stock as a part of a hedging, short sale or conversion transaction or a straddle, investors whose functional currency is not the United States dollar, persons who hold our Series B preferred stock or Class A common stock through partnerships or other pass-through entities, or, except as specifically noted, foreign holders and certain U.S. expatriates. State, local and foreign tax consequences of ownership of our Series B preferred stock and Class A common stock are not summarized.

   We have not requested, and do not intend to request, any rulings from the Internal Revenue Service concerning the federal tax consequences of an investment in our Series B preferred stock or Class A common stock. You are advised to consult with your own tax advisor regarding the consequences of acquiring, holding or disposing of our Series B preferred stock or Class A common stock in light of current tax laws, your particular investment circumstances, and the application of state, local and foreign tax laws.

   When we refer in the summary to a "United States Holder," we mean a beneficial owner of Series B preferred stock or Class A common stock that is:

  . a citizen or resident of the United States for United States federal income tax purposes;

  . a corporation, partnership, or other entity created or organized in the United States or under the laws of the United States or of any political subdivision thereof;

  . an estate whose income is includible in gross income for United States federal income tax purposes regardless of its source; or

  . a trust if a court within the United States is able to exercise primary supervision of the administration of the trust and one or more United States persons has the authority to control all substantial decisions of the trust.

   When we refer in the summary to a "Non-United States Holder," we mean a beneficial owner of Series B preferred stock or Class A common stock that is not a United States Holder.

United States Holders

  Distributions

   We have the right to pay distributions on the Series B preferred stock and the Class A common stock in cash or in shares of our Class A common stock. If we distribute our Class A common stock, the amount of the distribution for federal income tax purposes will be the fair market value of the Class A common stock on the date the distribution is paid, and the distribution will be subject to federal income tax to the same extent as a cash distribution.

   A distribution on the Series B preferred stock or Class A common stock will be treated as a dividend to the extent of our current or accumulated earnings and profits attributable to the distribution as determined under U.S. federal income tax principles. The amount of our earnings and profits at any time will depend upon our future actions and financial performance. If the amount of the distribution exceeds our current and accumulated earnings and profits attributable to the distribution, the distribution will be treated as a nontaxable return of capital and will be applied against and reduce your adjusted tax basis in the stock, but not below zero. The reduction in tax basis will increase the amount of any gain, or reduce the amount of any loss, which you would otherwise realize on the sale or other taxable disposition of the stock. If the distribution exceeds both our current and accumulated earnings and profits attributable to the distribution and your adjusted tax basis in your stock, the excess will be treated as capital gain and will be either long-term or short-term capital gain depending on your holding period for the stock.

   Corporate investors in our Series B preferred stock or Class A common stock generally should be eligible for the 70% dividends-received deduction with respect to the portion of any distribution on the stock taxable as a dividend. However, corporate investors should consider certain provisions that may limit the availability of a dividend received deduction, including the 46-day holding period required by section 246(c) of the Internal Revenue Code, the rules of section 246A which reduce the dividends-received deduction of dividends on certain debt-financed stock, and the rules in section 1059 of the Internal Revenue Code that reduce the basis of stock in respect of certain extraordinary dividends, as well as the effect of the dividends-received deduction on the determination of alternative minimum tax liability.

  Optional redemption for Class A common stock or cash

   If we redeem our Series B preferred stock for Class A common stock, the exchange should constitute a recapitalization within the meaning of Section 368(a)(1)(E) of the Internal Revenue Code. You will not recognize gain or loss on the exchange unless some of the Class A common stock is received in discharge of dividend arrearages, in which case the redemption will be treated as a distribution on the Series B preferred stock to the extent of the dividends in arrears. The amount constituting a distribution will be taxed as a dividend to the extent of our current or accumulated earnings and profits attributable to the distribution at the time, in accordance with the treatment described above for distributions. Your tax basis in our Class A common stock received pursuant to the redemption generally will equal your tax basis in the Series B preferred stock surrendered in exchange, and your holding period for the Class A common stock generally will include the period you held your Series B preferred stock. However, the tax basis of Class A common stock received in discharge of dividend arrearages will be its fair market value on the date received and the holding period of that stock will commence on the day after its receipt.

   If we redeem our Series B preferred stock for cash, the redemption will be taxable to you. The redemption generally will be treated as a sale or exchange if you do not own, actually or constructively within the meaning of section 318 of the Internal Revenue Code, any stock of XM Radio other than the redeemed Series B preferred stock. If you do own, actually or constructively, other stock of XM Radio, a cash redemption of your Series B preferred stock may be taxable in accordance with the treatment described above for distributions. Such treatment as a distribution will not apply if the redemption (1) is "substantially disproportionate" with respect to you under section 302(b)(2) of the Internal Revenue Code, or (2) is "not essentially equivalent to a dividend" under section 302(b)(1) of the Internal Revenue Code. A distribution to you will be "not essentially equivalent to a dividend" if it results in a meaningful reduction in your stock interest in us, which should be the case if your proportionate ownership interest, taking into account any actual ownership of Class A common stock and any stock constructively owned, is reduced, your relative stock interest in XM Radio is minimal, and you exercise no control over our business affairs.

   If a cash redemption of your Series B preferred stock is treated as a sale or exchange, it will result in capital gains or losses equal to the difference between the amount of cash received and the adjusted tax basis in the Series B preferred stock redeemed, except to the extent that the redemption price includes unpaid dividends which we declare prior to the redemption. The capital gain or loss will be long term if you have held the Series B preferred stock for more than one year. Any cash you receive in discharge of dividend arrearages on the Series B preferred stock will be treated as a distribution on the Series B preferred stock to the extent of the dividends in arrears, taxable in accordance with the treatment described above for distributions.

   If the cash you receive on redemption of your Series B preferred stock is taxed as a dividend, your tax basis (reduced for amounts, if any, treated as return of capital) in the redeemed Series B preferred stock will be transferred to any remaining other XM Radio stock you own, subject, in the case of a corporate taxpayer, to reduction of possible gain recognition under section 1059 of the Internal Revenue Code in an amount equal to the nontaxed portion of such dividend. If you do not actually own any other XM Radio stock, having a remaining stock interest only constructively, you may lose the benefit of your tax basis in the Series B preferred stock but the tax basis may be shifted to the stock of the related person whose stock you constructively own.

   Under certain circumstances, section 305(c) of the Internal Revenue Code requires that any excess of the redemption price of preferred stock over its issue price be treated as constructively distributed on a periodic basis prior to actual receipt. However, these rules do not apply if you and XM Radio are not "related" within the meaning of Treasury regulations under section 305(c), there are no plans, arrangements or agreements that effectively require or are intended to compel us to redeem the Series B preferred stock, and our exercise of the right to redeem would not reduce the yield of the Series B preferred stock, as determined under the regulations. We intend to take the position that the existence of our optional redemption rights does not result in a constructive distribution under section 305(c).

  Conversion

   You generally will not recognize gain or loss on conversion of shares of Series B preferred stock into our Class A common stock, except with respect to any cash paid in lieu of fractional shares of Class A common stock. However, you may recognize gain or dividend income to the extent there are dividends in arrears on such stock at the time of conversion into Class A common stock. Your tax basis in the Class A common stock received upon conversion of Series B preferred stock generally will be equal to your tax basis in the Series B preferred stock and the holding period of the Class A common stock generally will include your holding period for the Series B preferred stock. However, the tax basis of any Class A common stock received on conversion which is treated as a dividend will be equal to its fair market value on the date of the distribution and the holding period of that Class A common stock will commence on the day after its receipt.

   You may be deemed to have received a constructive distribution of stock taxable as a dividend if the conversion ratio of the Series B preferred stock is adjusted to reflect a cash or property distribution on our Class A common stock or to prevent dilution in the case of certain issuances of rights or warrants to purchase Class A common stock at below market prices. Although an adjustment to the conversion price made pursuant to a bona fide reasonable adjustment formula which has the effect of preventing the dilution of your interest in XM Radio generally will not be considered to result in a constructive distribution of stock, certain of the possible adjustments may trigger this rule. If a nonqualifying adjustment is made, or if we fail to make an adjustment in certain cases, you might be deemed to have received a taxable stock dividend. If so, the amount of the dividend to be included in income would be the fair market value of the additional Class A common stock to which you would be entitled by reason of the increase in your proportionate equity interest in XM Radio.

  Sale or other taxable disposition

   If you sell or dispose of your Series B preferred stock or Class A common stock in a taxable transaction other than a redemption or conversion by us, you will recognize capital gain or loss equal to the difference between the amount of cash and the fair market value of property received and your tax basis in the Series B preferred stock or Class A common stock. The gain or loss will be long-term capital gain or loss if your holding period for the stock exceeds one year. For corporate taxpayers, long-term capital gains are taxed at the same rate as ordinary income. For individual taxpayers, net capital gains--the excess of the taxpayer's net long-term capital gains over their net short-term capital losses--are subject to a maximum tax rate of 20% if the stock is held for more than one year.

Non-United States Holders

  Distributions

   Distributions received by you as a Non-United States Holder in respect of the Series B preferred stock, whether in cash or shares of Class A common stock, and distributions in respect of Class A common stock, to the extent considered dividends for U.S. federal income tax purposes, generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty, unless the dividend is effectively connected with your conduct of a trade or business within the United States or, where a tax treaty applies, is attributable to a United States permanent establishment you maintain. For distributions of Class A common stock, any amounts we withhold will reduce the value of the Class A common stock distributed to you. If the dividend is effectively connected with your conduct of a trade or business within the United States or, where a tax treaty applies, is attributable to your United States permanent establishment, the dividend will be subject to federal income tax on a net income basis at applicable graduated individual or corporate rates and will be exempt from the 30% withholding tax.

   In addition to the graduated rate described above, dividends received by a corporate Non-United States Holder that are effectively connected with a United States trade or business or, where a tax treaty applies, is attributable to your United States permanent establishment, may, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or at a lower rate specified by an applicable income tax treaty.

   For purposes of obtaining a reduced rate of withholding under an income tax treaty, you will be required to provide certain information concerning your country of residence and entitlement to tax treaty benefits. If you claim exemption from withholding with respect to dividends effectively connected with your conduct of a business within the United States, you must provide appropriate certification, currently, Internal Revenue Service Form 4224, to XM Radio or its paying agent. If you are eligible for a reduced rate of U.S. federal withholding tax you may obtain a refund of any excess withheld amounts by timely filing an appropriate claim for refund.

   If a distribution exceeds our current and accumulated earnings and profits attributable to the distribution, it will be treated first as a return of your tax basis in the stock to the extent of your basis and then as gain from the sale of a capital asset which would be taxable as described below. Any withholding tax on distributions in excess of our current and accumulated earnings and profits is refundable to you upon the timely filing of an appropriate claim for refund with the Internal Revenue Service.

   Under currently applicable Treasury regulations, dividends paid to an address outside the United States are presumed to be paid to a resident of such country, unless the payor has knowledge to the contrary, for purposes of the withholding discussed above, and, under the current interpretation of these Treasury regulations, for purposes of determining the applicability of a tax treaty rate. Under Treasury regulations currently scheduled to be effective with respect to dividends paid after December 31, 2000, a Non-United States Holder of XM Radio stock who wishes to claim the benefit of an applicable treaty rate, and to avoid backup withholding as discussed below, will be required to satisfy applicable certification and other requirements. However, under either set of regulations, some payments to foreign partnership and fiscally transparent entities may not be eligible for a reduced rate of withholding tax under an applicable income tax treaty.
  Disposition of Series B preferred stock or Class A common stock

   Generally, you will not be subject to United States federal income tax on any gain recognized upon the sale or other disposition of Series B preferred stock or Class A common stock. However, you will be subject to federal income tax on the gain if:

   (1) the gain is effectively connected with your United States trade or business or, if a tax treaty applies, attributable to your United States permanent establishment;

   (2) you are an individual who is a former citizen of the United States who lost such citizenship within the preceding ten-year period, or former long-term resident of the United States who relinquished United States residency on or after February 6, 1995, and the loss of citizenship or permanent residency had as one of its principal purposes the avoidance of United States tax; or

   (3) you are a non-resident alien individual, are present in the United States for 183 days or more days in the taxable year of disposition and either
(a) have a "tax home" in the United States for United States federal income tax purposes or (b) the gain is attributable to an office or other fixed place of business you maintain in the United States.

   You will also be subject to federal income tax on the gain from the sale of our Series B preferred stock or Class A common stock if we are or have been a "United States real property holding corporation"--which we refer to in this prospectus supplement as USRPHC--within the meaning of section 897(c)(2) of the Internal Revenue Code at any time you held the stock, or within the five-year period preceding the sale of the stock if you hold the stock for more than five years. We believe we are not now a USRPHC, that we have not been an USRPHC at any time since we were formed, and that it is unlikely we will become a USRPHC. If we were a USRPHC or were to become a USRPHC, you would be subject to U.S. income tax on any gain from your sale of Series B preferred stock or from your sale of Class A common stock if you beneficially own, or owned at any time during a specified 5-year period, more than 5 percent of the total fair market value of the class of stock you sold.

  Redemption and conversion of Series B preferred stock

   As a Non-United States Holder, you generally will not recognize any gain or loss for United States federal income tax purposes upon conversion of Series B preferred stock into Class A common stock, except with respect to any cash paid in lieu of fractional shares of Class A common stock, which would be subject to the rules described under "Disposition of Series B preferred stock or Class A common stock." However, you may recognize gain or dividend income to the extent there are dividends in arrears on the Series B preferred stock at the time of conversion into Class A common stock.

   A redemption of Series B preferred stock for cash will be an event which will constitute either a dividend to the extent of our current and accumulated earnings and profits or a sale or exchange. See "United States Holders-- Optional redemption for Class A common stock or cash." To the extent the redemption is treated as a dividend, the tax consequences are described in "Non-United States Holders--Distributions," and to the extent the redemption is treated as a sale or exchange, the tax consequences are described in "Non-United States Holders--Disposition of Series B preferred stock or Class A common stock."

  Federal estate taxes

   If you are an individual Non-United States Holder, Series B preferred stock or Class A common stock you hold or are treated as owning at the time of your death will be included in your United States gross estate for United States federal estate tax purposes and may be subject to United States federal estate tax, unless an applicable estate tax treaty provides otherwise.

Information Reporting And Backup Withholding

   We generally will be required to report to certain holders of our Series B preferred stock or Class A common stock and to the Internal Revenue Service the amount of any dividends paid to the holder in each calendar year and the amounts of tax withheld, if any, with respect to such payments. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which a Non-United States Holder resides under the provisions of an applicable income tax treaty.

   Each holder of Series B preferred stock or Class A common stock--other than an exempt holder such as a corporation, tax-exempt organization, qualified pension or profit-sharing trust, individual retirement account, or a nonresident alien individual who provides certification as to his or her status as a nonresident--will be required to provide, under penalties of perjury, a certification setting forth the holder's name, address, correct federal taxpayer identification number and a statement that the holder is not subject to backup withholding. If a nonexempt holder fails to provide the required certification, we will be required to withhold 31% of the amount otherwise payable to the holder, and remit the withheld amount to the Internal Revenue Service as a credit against the holder's federal income tax liability. However, no backup withholding will be required with respect to any payment subject to the 30% United States withholding tax discussed above. You should consult your own tax advisor regarding your qualification for exemption from backup withholding and the procedure for obtaining any applicable exemption.

   The Internal Revenue Service has finalized Treasury regulations regarding the backup withholding and information rules which are effective for payments made after December 31, 2000 subject to certain transition rules. In general, these regulations unify certification procedures and forms and clarify and modify reliance standards. Among other provisions, these regulations also include the new provisions discussed below regarding sales of stock outside the United States by or for a broker. A Non-United States Holder should consult its own tax advisor regarding the application of the new regulations.

   Payment of the proceeds of a sale of Series B preferred stock or Class A common stock by or through a United States office of a broker is subject to both backup withholding and information reporting unless the beneficial owner certifies under penalties of perjury that it is a Non-United States Holder or otherwise establishes an exemption. In general, backup withholding and information reporting will not apply to a payment of the proceeds of a sale of Series B preferred stock or Class A common stock by or through a foreign office of a broker. If, however, such broker is, for United States federal income tax purposes a United States person, a "controlled foreign corporation" for U.S. federal tax purposes, or a foreign person that derives 50% or more of its gross income for a certain period from the conduct of a trade or business in the United States, or, for taxable years beginning after December 31, 2000, a foreign partnership in which one or more United States persons, in the aggregate, own more than 50% of the income or capital interests in the partnership or if the partnership is engaged in a trade or business in the United States, such payments will be subject to information reporting, but not backup withholding, unless (1) such broker has documentary evidence in its records that the beneficial owner is a Non-United States Holder and certain other conditions are met, or (2) the beneficial owner otherwise establishes an exemption.

   For payments after December 31, 2000, certification will be required in the case of the disposition of shares of Series B preferred stock or Class A common stock held in an offshore account if the disposition is made through a foreign broker described in the immediately preceding paragraph. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against the holder's United States federal income tax liability provided the required information is furnished to the Internal Revenue Service.

   The foregoing discussion is for general information and is not tax advice. Accordingly, each prospective holder of Series B preferred stock or Class A common stock should consult its tax advisor as to the particular tax consequences to it of the Series B preferred stock and Class A common stock, including the applicability and effect of any state, local or foreign income tax laws, and any recent or prospective changes in applicable tax laws.

                                  UNDERWRITING

   Subject to the terms and conditions set forth in an underwriting agreement between us and the underwriters named below, who are represented by Bear, Stearns & Co. Inc. and Donaldson, Lufkin & Jenrette Securities Corporation in their capacity as Joint Book Running Managers, the underwriters have severally agreed to purchase from us the following respective numbers of shares of preferred stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus.

   Underwriter                                                  Number of Shares
   -----------                                                  ----------------
   Bear, Stearns & Co. Inc. ...................................      725,000
   Donaldson, Lufkin & Jenrette Securities Corporation.........      725,000
   Banc of America Securities LLC..............................      275,000
   Salomon Smith Barney Inc. ..................................      275,000
                                                                   ---------
    Total......................................................    2,000,000
                                                                   =========

   The underwriting agreement provides that the obligations of the several underwriters to purchase and accept delivery of the shares included in this offering are subject to approval of legal matters by their counsel and to customary conditions, including the effectiveness of the registration statement, the continuing correctness of our representations to them, the receipt of a comfort letter from our accountants and no occurrence of an event that would have a material adverse effect on our business. The underwriters are obligated to purchase and accept delivery of all the shares, other than those covered by the over-allotment option described below, if they purchase any of the shares.

   We have granted to the underwriters an option, exercisable for 30 days from the date of the underwriting agreement, to purchase up to 300,000 additional shares at the public offering price less the underwriting fees. The underwriters may exercise such option solely to cover over-allotments, if any, made in connection with this offering. To the extent that the underwriters exercise such option, each underwriter will become obligated, subject to conditions, to purchase a number of additional shares approximately proportionate to such underwriter's initial purchase commitment.

   The underwriters propose to initially offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to dealers at the public offering price less a concession not in excess of $0.975 per share. The underwriters may allow, and such dealers may re-allow, a concession not in excess of $0.10 per share on sales to other dealers. After the initial offering of the shares to the public, the representatives of the underwriters may change the public offering price and such concessions. The underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

   The following table shows the underwriting fees to be paid to the underwriters by us in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of the Series B preferred stock.

                                                               No        Full
                                                            Exercise   Exercise
                                                           ---------- ----------
   Per share..............................................     $1.625     $1.625
   Total.................................................. $3,250,000 $3,737,500

   In order to facilitate this offering of the Series B preferred stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of the Series B preferred stock. Specifically, the underwriters may over-allot shares of the Series B preferred stock in connection with this offering, thereby creating a short position in the Series B preferred stock for their own account. Additionally, to cover such over-allotments or to stabilize the market price of the Series B preferred stock, the underwriters may bid for, and purchase, shares of the Series B preferred stock or Class A common stock in the open market. Finally, the representatives, on behalf of the underwriters, also may reclaim selling concessions allowed to an underwriter or dealer if the underwriting syndicate repurchases shares distributed by that underwriter or dealer.

Any of these activities may maintain the market price of our Series B preferred stock or Class A common stock at a level above that which might otherwise prevail in the open market. The underwriters are not required to engage in these activities and, if commenced, may end any of these activities at any time.

   We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

   Bear, Stearns & Co. Inc. and Donaldson, Lufkin & Jenrette Securities Corporation are acting as Joint Book Running Managers of the concurrent offering of our Class A common stock, and acted as such for our initial public offering and as our financial advisors in connection with our issuance of $250.0 million of subordinated convertible notes, for which they received customary compensation. Salomon Smith Barney is acting as a co-underwriter of the concurrent offering of our Class A common stock. Bear, Stearns & Co. Inc., Donaldson, Lufkin & Jenrette Securities Corporation, the other underwriters or their affiliates have also provided and may in the future provide investment banking or other financial services to us and American Mobile and its affiliates in the ordinary course of business, for which they have received and are expected to receive customary fees and expenses. To date, Bear, Stearns & Co. Inc. has served American Mobile as an initial purchaser for its issuance of units in March 1998, as an underwriter in its sale of common stock in July 1999, and as financial advisor in several of its acquisition and financing transactions.

                                 LEGAL MATTERS

   Certain legal matters with respect to the shares of Series B preferred stock offered by this prospectus will be passed upon for XM Radio by Hogan & Hartson L.L.P., Washington, D.C. Certain legal matters with respect to communications regulatory issues will be passed upon for XM Radio by Fisher Wayland Cooper Leader & Zaragoza L.L.P., Washington, D.C. Certain legal matters in connection with this offering will be passed upon for the underwriters by Latham & Watkins, New York, New York.

                                    EXPERTS

   Our consolidated financial statements as of December 31, 1997 and 1998, and for the years ended December 31, 1997 and 1998 and for the period from December 15, 1992 (date of inception) through December 31, 1998, have been included herein and in the registration statement, in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG LLP contains an explanatory paragraph that states that we have not commenced operations, have negative working capital and are dependent upon additional debt and equity financings, which raise substantial doubt about our ability to continue as a going concern. Our consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

                   CERTAIN INFORMATION ABOUT THIS PROSPECTUS

   We have filed a registration statement on Form S-1 with the SEC under the Securities Act of 1933 covering the Series B preferred stock being offered by this prospectus. As permitted by SEC rules, this prospectus omits certain information that is included in the registration statement. For further information about us and our Series B preferred stock, you should refer to the registration statement and its exhibits. Since the prospectus may not contain all the information that you may find important, you should review the full text of these documents. If we have filed a contract, agreement or other document as an exhibit to the registration statement, you should read the exhibit for a more complete understanding of the document or matter involved. Each statement in this prospectus, including statements incorporated by reference as discussed below, regarding a contract, agreement or other document is qualified in its entirety by reference to the actual document. You may read and copy any document we file with the SEC at the SEC's public reference rooms located at Room 1024, 450 Fifth Street, N.W., Washington, DC 20549, at 7 World Trade Center, 13th Floor, New York, NY 10048, and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661. You can also obtain copies of filed documents by mail from the Public Reference Section of the SEC at Room 1024, 450 Fifth Street, NW, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at the SEC's website at www.sec.gov. You can also inspect such reports, proxy and information statements and other information at the office of Nasdaq Operations, 1735 K Street, N.W., Washington, DC. 20006.

                XM SATELLITE RADIO HOLDINGS INC. AND SUBSIDIARY
                         (A Development Stage Company)

                         INDEX TO FINANCIAL STATEMENTS

Independent Auditors' Report...............................................  F-2

Consolidated Balance Sheets................................................  F-3

Consolidated Statements of Operations......................................  F-4

Consolidated Statements of Stockholders' Equity (Deficit)..................  F-5

Consolidated Statements of Cash Flows......................................  F-6

Notes to Consolidated Financial Statements.................................  F-7

Unaudited Condensed Consolidated Balance Sheets............................ F-18

Unaudited Condensed Consolidated Statements of Operations.................. F-19

Unaudited Condensed Consolidated Statements of Cash Flows.................. F-20

Notes to Unaudited Condensed Consolidated Financial Statements............. F-21

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
XM Satellite Radio Holdings Inc. and Subsidiary:

   We have audited the accompanying consolidated balance sheets of XM Satellite Radio Holdings Inc. and subsidiary (a development stage company) as of December 31, 1997 and 1998, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for the years ended December 31, 1997 and 1998, and for the period from December 15, 1992 (date of inception) to December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of XM Satellite Radio Holdings Inc. and subsidiary (a development stage company) as of December 31, 1997 and 1998, and the results of their operations and their cash flows for the years then ended and for the period from December 15, 1992 (date of inception) to December 31, 1998, in conformity with generally accepted accounting principles.

   The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 11 to the consolidated financial statements, the Company has not commenced operations, has negative working capital of $130,341,000, and is dependent upon additional debt and equity financings, which raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters is also described in note 11. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                          /s/ KPMG LLP

McLean, VA
February 12, 1999, except for note 14, which is as of September 9, 1999

                XM SATELLITE RADIO HOLDINGS INC. AND SUBSIDIARY
                         (A Development Stage Company)

                          CONSOLIDATED BALANCE SHEETS
                           December 31, 1997 and 1998

                                                            1997       1998
                                                         ---------- -----------
                                                         (in thousands, except
                                                              share data)
                         ASSETS
Current assets:
  Cash and cash equivalents............................. $        1 $       310
  Prepaid and other current assets......................        --          172
                                                         ---------- -----------
    Total current assets................................          1         482
Other assets:
  System under construction.............................     91,932     169,029
  Property and equipment, net of accumulated
   depreciation and amortization of $0 and $57..........        --          449
  Other assets..........................................        --          525
                                                         ---------- -----------
    Total assets........................................ $   91,933 $   170,485
                                                         ========== ===========

       LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current Liabilities:
  Accounts payable.......................................... $   --   $ 23,125
  Due to related parties....................................     445    13,767
  Accrued interest on loans payable.........................   1,886     1,907
  Loans payable due to related parties......................  80,618    91,546
  Term loan.................................................     --         34
  Accrued expenses..........................................     --        444
                                                             -------  --------
    Total current liabilities...............................  82,949   130,823
Term loan, net of current portion...........................     --         53
Subordinated convertible notes payable due to related
 party......................................................     --     45,583
Accrued interest on subordinated convertible notes payable
 due to related party.......................................     --      1,209
                                                             -------  --------
    Total liabilities.......................................  82,949   177,668
                                                             -------  --------
Common stock--$0.10 par value; authorized 3,000 and
 160,542,000 shares; 125 and 6,689,250 shares issued and
 outstanding at December 31, 1997 and 1998 (note 14)........     --        669
Additional paid-in capital (note 14)........................  10,643     9,974
Deficit accumulated during development stage................  (1,659)  (17,826)
                                                             -------  --------
    Total stockholders' equity (deficit)....................   8,984    (7,183)
                                                             -------  --------
Commitments and contingencies (notes 4, 7, 8, 11, 12, and
 13)
    Total liabilities and stockholders' equity (deficit).... $91,933  $170,485
                                                             =======  ========

          See accompanying notes to consolidated financial statements.

                XM SATELLITE RADIO HOLDINGS INC. AND SUBSIDIARY
                         (A Development Stage Company)

                     CONSOLIDATED STATEMENTS OF OPERATIONS
        Years ended December 31, 1997 and 1998, and for the period from
           December 15, 1992 (date of inception) to December 31, 1998

                                                            December 15, 1992
                                                           (date of inception)
                                       1997       1998     to December 31, 1998
                                     ---------  ---------  --------------------
                                        (in thousands, except share data)
Revenue............................  $     --   $     --         $    --
                                     ---------  ---------        --------
Operating expenses:
  Research and development.........        --       6,941           6,941
  Professional fees................      1,090      5,242           6,332
  General and administrative.......         20      4,010           4,030
                                     ---------  ---------        --------
    Total operating expenses.......      1,110     16,193          17,303
                                     ---------  ---------        --------
    Operating loss.................     (1,110)   (16,193)        (17,303)
Other expense--interest income
 (expense), net....................       (549)        26            (523)
                                     ---------  ---------        --------
    Net loss.......................  $  (1,659) $ (16,167)       $(17,826)
                                     =========  =========        ========
Net loss per share:
  Basic and diluted................  $   (0.26) $   (2.42)
                                     =========  =========
Weighted average shares used in
 computing net loss per share-basic
 and diluted.......................  6,368,166  6,689,250
                                     =========  =========


          See accompanying notes to consolidated financial statements.

                XM SATELLITE RADIO HOLDINGS INC. AND SUBSIDIARY
                         (A Development Stage Company)

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
        Years ended December 31, 1997 and 1998, and for the period from
           December 15, 1992 (date of inception) to December 31, 1998

                                                         Deficit
                                                       Accumulated
                            Common Stock    Additional   During         Total
                          -----------------  Paid-in   Development  Stockholders'
                            Shares   Amount  Capital      Stage    Equity (Deficit)
                          ---------- ------ ---------- ----------- ----------------
                                      (in thousands, except share data)
Issuance of common stock
 (December 15, 1992)....         100  $ --    $   --    $     --       $     --
                          ----------  ----    ------    --------       --------
Balance at December 31,
 1992...................         100    --        --          --             --
Net loss................          --    --        --          --             --
                          ----------  ----    ------    --------       --------
Balance at December 31,
 1993...................         100    --        --          --             --
Net loss................          --    --        --          --             --
                          ----------  ----    ------    --------       --------
Balance at December 31,
 1994...................         100    --        --          --             --
Net loss................          --    --        --          --             --
                          ----------  ----    ------    --------       --------
Balance at December 31,
 1995...................         100    --        --          --             --
Net loss................          --    --        --          --             --
                          ----------  ----    ------    --------       --------
Balance at December 31,
 1996...................         100    --        --          --             --
Contributions to paid-in
 capital................          --    --       143          --            143
Issuance of common stock
 and capital
 contributions..........          25    --     9,000          --          9,000
Issuance of options.....          --    --     1,500          --          1,500
Net loss................          --    --        --      (1,659)        (1,659)
                          ----------  ----    ------    --------       --------
Balance at December 31,
 1997...................         125    --    10,643      (1,659)         8,984
Net loss................          --    --        --     (16,167)       (16,167)
53,514-for-one stock
 split (note 14)........   6,689,125   669      (669)        --             --
                          ----------  ----    ------    --------       --------
Balance at December 31,
 1998...................   6,689,250  $669    $9,974    $(17,826)      $ (7,183)
                          ==========  ====    ======    ========       ========


          See accompanying notes to consolidated financial statements.

                XM SATELLITE RADIO HOLDINGS INC. AND SUBSIDIARY
                         (A Development Stage Company)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
        Years ended December 31, 1997 and 1998, and for the period from
           December 15, 1992 (date of inception) to December 31, 1998

                                                               December 15, 1992
                                                                   (date of
                                                                 inception) to
                                             1997      1998    December 31, 1998
                                            -------  --------  -----------------
                                                      (in thousands)
Cash flows from operating activities:
 Net loss.................................  $(1,659) $(16,167)     $(17,826)
 Adjustments to reconcile net loss to net
  cash used in operating activities:
  Depreciation............................       --        57            57
  Note discount amortization..............       33        --            33
  Changes in operating assets and
   liabilities:
   Increase in prepaid and other current
    assets................................       --      (212)         (212)
   Increase in accounts payable and
    accrued expenses......................       --     1,701         1,701
   Increase in amounts due to related
    parties...............................      445    13,322        13,767
   Increase (decrease) in accrued
    interest..............................      517        (2)          515
                                            -------  --------      --------
    Net cash provided by (used in)
     operating activities.................     (664)   (1,301)       (1,965)
                                            -------  --------      --------
Cash flows from investing activities:
 Purchase of property and equipment.......       --      (506)         (506)
 Additions to system under construction...  (90,031)  (43,406)     (133,437)
                                            -------  --------      --------
    Net cash used in investing
     activities...........................  (90,031)  (43,912)     (133,943)
                                            -------  --------      --------
Cash flows from financing activities:
 Proceeds from sale of common stock and
  capital contribution....................    9,143        --         9,143
 Proceeds from issuance of loan payable to
  related party...........................   80,053       337        80,390
 Proceeds from issuance of options........    1,500        --         1,500
 Proceeds from issuance of subordinated
  convertible notes to related party......       --    45,583        45,583
 Payment to establish collateral for term
  loan....................................       --       (92)          (92)
 Proceeds from term loan..................       --        92            92
 Repayments of term loan..................       --        (5)           (5)
 Payments for deferred financing costs....       --      (393)         (393)
                                            -------  --------      --------
    Net cash provided by financing
     activities...........................   90,696    45,522       136,218
                                            -------  --------      --------
    Net increase in cash and cash
     equivalents..........................        1       309           310
                                            -------  --------      --------
Cash and cash equivalents at beginning of
 year.....................................       --         1            --
Cash and cash equivalents at end of year..  $     1  $    310      $    310
                                            =======  ========      ========
Supplemental cash flow disclosure:
 Interest capitalized.....................  $ 1,901  $ 11,824      $ 13,725
 Interest converted into principal note
  balance.................................  $   501  $  9,157      $  9,658
 Accrued system milestone payments........  $    --  $ 21,867      $ 21,867

          See accompanying notes to consolidated financial statements.

                XM SATELLITE RADIO HOLDINGS INC. AND SUBSIDIARY
                         (A Development Stage Company)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 For the period from December 15, 1992 (date of inception) to December 31, 1998

(1) Summary of Significant Accounting Policies and Practices

 (a) Nature of Business

   XM Satellite Radio Inc. ("XMSR"), formerly American Mobile Radio Corporation, was incorporated on December 15, 1992 in the State of Delaware as a wholly owned subsidiary of American Mobile Satellite Corporation ("AMSC") for the purpose of procuring a digital audio radio service ("DARS") license. Business activity for the period December 15, 1992 through December 31, 1996 was insignificant. Pursuant to various financing agreements entered into in 1997 between AMSC, XMSR and WorldSpace, Inc. ("WSI"), WSI acquired a 20 percent interest in XMSR.

   On May 16, 1997, AMSC and WSI formed XM Satellite Radio Holdings Inc. (the "Company"), formerly AMRC Holdings Inc., as a holding company for XMSR in connection with the construction, launch and operation of a domestic communications satellite system for the provision of DARS. AMSC and WSI exchanged their respective interests in XMSR for equivalent interests in the Company, which had no assets, liabilities or operations prior to the transaction.

 (b) Principles of Consolidation and Basis of Presentation

   The consolidated financial statements include the accounts of XM Satellite Radio Holdings Inc. and its subsidiary, XM Satellite Radio Inc. All significant intercompany transactions and accounts have been eliminated. The Company's management has devoted substantially all of its time to the planning and organization of the Company and to the process of addressing regulatory matters, initiating research and development programs, conducting market research, initiating construction of the satellite system, securing content providers, and securing adequate debt and equity capital for anticipated operations and growth. Accordingly, the Company's financial statements are presented as those of a development stage enterprise, as prescribed by Statement of Financial Accounting Standards No. 7, Accounting and Reporting by Development Stage Enterprises.

   As discussed in Note 14, on September 9, 1999, the Company determined to effect a 53,514-for-1 stock split. The effect of the stock split has been retroactively reflected as of December 31, 1998 in the consolidated balance sheet and consolidated statement of stockholders' equity (deficit); however, the activity in prior periods was not restated in those statements. All references to the number of common shares and per share amounts elsewhere in the consolidated financial statements and notes thereto have been restated to reflect the effect of the split for all periods presented.

 (c) Cash and Cash Equivalents

   The Company considers short-term, highly liquid investments with an original maturity of three months or less to be cash equivalents.

 (d) Property and Equipment

   Property and equipment are carried at cost less accumulated depreciation and amortization. Depreciation and amortization is calculated using the straight-line method over the following estimated useful lives:

      Furniture, fixtures and computer equipment........... 3 years
      Machinery and equipment.............................. 7 years
      Leasehold improvements............................... Remaining lease term

                XM SATELLITE RADIO HOLDINGS INC. AND SUBSIDIARY
                         (A Development Stage Company)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

 (e) System Under Construction

   The Company is currently developing its satellite system. Costs related to the project are being capitalized to the extent that they have future benefits. As of December 31, 1998, all amounts recorded as system under construction relate to costs incurred in obtaining a Federal Communications Commission ("FCC") license and approval as well as the system development. The FCC license will be amortized using the straight line method over an estimated useful life of fifteen years. Amortization of the license will begin on commercial launch.

   On October 16, 1997, the FCC granted XMSR a license to launch and operate two geostationary satellites for the purpose of providing DARS in the United States in the 2332.5-2345 Mhz (space-to-earth) frequency band, subject to achieving certain technical milestones and international regulatory requirements. The license is valid for eight years upon successful launch and orbital insertion of the satellites. The Company's license requires that it comply with a construction and launch schedule specified by the FCC for each of the two authorized satellites. The FCC has the authority to revoke the authorizations and in connection with such revocation could exercise its authority to rescind the Company's license. The Company believes that the exercise of such authority to rescind the license is unlikely.

   The license asset value consists of the total payments made to the FCC for the license of $90,031,000. Associated with this license is capitalized interest of $1,901,000 and $10,991,000 as of December 31, 1997 and 1998,
respectively. Costs incurred for system development were $65,273,000. Associated with the system development costs is capitalized interest of $2,734,000 at December 31, 1998.

   The Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of (SFAS 121), during fiscal year 1997. SFAS 121 requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount of fair value less costs to sell. Adoption of SFAS 121 did not have a material impact on the Company's financial position, results of operations, or liquidity during 1997 or 1998.

 (f) Stock-Based Compensation

   During fiscal year 1997, the Financial Accounting Standards Board issued SFAS No. 123, Accounting for Stock-based Compensation (SFAS 123), which encourages, but does not require, the recognition of stock-based employee compensation at fair value. SFAS 123 also allows entities to continue to apply the provisions of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, and to provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made during the year of adoption and in future years as if the fair-value-based method defined in SFAS 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS 123. Accordingly, compensation cost for options to purchase common stock granted to employees is measured as the excess, if any, of the fair value of common stock at the date of the grant over the exercise price an employee must pay to acquire the common stock.

   Warrants to purchase common stock granted to other than employees as consideration for goods or services rendered are recognized at fair market value.

                XM SATELLITE RADIO HOLDINGS INC. AND SUBSIDIARY
                         (A Development Stage Company)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

 (g) Research and Development

   Research and development costs are expensed as incurred.

 (h) Net Loss Per Share

   In December 1997, the Company adopted the provisions of SFAS No. 128, Earnings per Share, (SFAS 128). SFAS 128 supersedes APB Opinion No. 15, Earnings per Share and its related interpretations, and promulgates new accounting standards for the computation and manner of presentation of the Company's loss per share. SFAS 128 requires the presentation of basic and diluted loss per share. Basic earnings per share is calculated by dividing net income by the weighted-average number of common shares outstanding during the period. The computation of diluted earnings per share includes all common stock options and warrants and other common stock, to the extent dilutive, that potentially may be issued as a result of conversion privileges, including the subordinated convertible notes payable due to related party. Due to losses incurred during 1997 and 1998, the impact of other potentially dilutive securities is anti-dilutive and is not included in the diluted loss per share calculation.

 (i) Income Taxes

   The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and the financial reporting amounts at each year-end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the sum of tax payable for the period and the change during the period in deferred tax assets and liabilities.

 (j) Comprehensive Income

   In December 1998, the Company adopted SFAS No. 130, Reporting Comprehensive Income (SFAS 130). This statement establishes standards for reporting and displaying comprehensive income and its components in the financial statements. This statement is effective for all interim and annual periods with the year ended December 31, 1998. The Company has evaluated the provisions of SFAS 130 and has determined that there were no transactions that have taken place during the years ended December 31, 1997 and 1998 that would be classified as other comprehensive income.

 (k) Accounting Estimates

   The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. The estimates involve judgments with respect to, among other things, various future factors which are difficult to predict and are beyond the control of the Company. Significant estimates include valuation of the Company's investment in the DARS license and the benefit for income taxes and related valuation allowances. Accordingly, actual amounts could differ from these estimates.

 (l) Reclassifications

   Certain fiscal year 1997 amounts have been reclassified to conform to the fiscal 1998 consolidated financial statement presentation.

                XM SATELLITE RADIO HOLDINGS INC. AND SUBSIDIARY
                         (A Development Stage Company)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

(2) Related Party Transactions

   The Company had related party transactions with the following shareholders:

 (a) AMSC

   In 1997, AMSC contributed $143,000 for the Company to establish the original application for the FCC license. On March 28, 1997, the Company received $1,500,000 as a capital contribution from AMSC. During 1998, AMSC incurred general and administrative costs and professional fees for the Company and established an intercompany balance of $458,000 (see note 3).

 (b) WSI

   On March 28, 1997, the Company received $1,500,000 as a capital contribution from WSI. The Company issued WSI 25 shares of common stock for this consideration.

   On April 16, 1997, the Company received $15,000,000 from WSI, which represented $6,000,000 as an additional capital contribution and $9,000,000 as a six-month bridge loan (see note 4).

   On May 16, 1997, the Company obtained a $1,000,000 working capital loan facility from WSI. During 1997, the Company drew down $663,000 against the facility with the remaining $337,000 drawn in 1998 (see note 4).

   On October 16, 1997, the Company received $71,911,000 from WSI, which represented an additional $13,522,000 under the bridge loan and $58,389,000 under the additional amounts loan (see note 4).

   On April 1, 1998, the Company entered into an agreement with WSI to issue $54,536,000 in subordinated convertible notes. During 1998, the Company drew down $45,583,000 under the agreement (see note 4).

   In July 1998, the Company acquired furniture and equipment from WSI for $104,000 and has established a due to WSI for the balance (see note 3).

   In addition to financing, the Company has relied upon certain related parties for legal and technical services. Total expenses incurred in transactions with related parties are as follows (in thousands):

                                                 Year Ended December 31, 1997
                                                 -------------------------------
                                                    WSI       AMSC      Total
                                                 ----------- -------------------
      Professional fees......................... $       960     130       1,090
      General and administrative................         --       20          20
                                                 ----------- -------  ----------
        Total................................... $       960     150       1,110
                                                 =========== =======  ==========
                                                 Year Ended December 31, 1998
                                                 -------------------------------
                                                    WSI       AMSC      Total
                                                 ----------- -------------------
      Research and development.................. $     6,624     --        6,624
      Professional fees.........................       2,529     353       2,882
      General and administrative................         903      60         963
                                                 ----------- -------  ----------
        Total................................... $    10,056     413      10,469
                                                 =========== =======  ==========

   Additionally, during 1998 the Company incurred $925,000 of WSI project management costs that were capitalized to the satellite system.

                XM SATELLITE RADIO HOLDINGS INC. AND SUBSIDIARY
                         (A Development Stage Company)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


(3) Due to Related Parties

   Due to related parties included the following amounts (in thousands):

                                                                   December 31,
                                                                   -------------
                                                                   1997   1998
                                                                   -------------
      Advances from WSI........................................... $ --    7,405
      Due to WSI..................................................   390   5,904
      Due to AMSC.................................................    55     458
                                                                   ----- -------
                                                                   $ 445  13,767
                                                                   ===== =======

   Advances represent funding provided by WSI for 30 days. If amounts are not repaid within this time period, additional subordinated convertible notes will be issued.

(4) Debt

 (a) Loans Payable Due to Related Party

   In March 1997, XMSR entered into a series of agreements (the "Participation Agreement") with AMSC and WSI in which both companies provided various equity and debt funding commitments to XMSR for the purpose of financing the activities of XMSR in connection with the establishment of a DARS satellite system in the United States. On May 16, 1997 certain portions of the Participation Agreement were subsequently ratified with substantially the same terms and conditions under the Bridge Loan, Additional Amounts Loan and Working Capital Credit Facility (the "Loan Agreement").

   The Company has loans payable with a face amount of $82,053,000 and $91,546,000 with a carrying amount of $80,618,000 and $91,546,000 at December 31, 1997 and 1998, respectively, outstanding with WSI as follows (in thousands):

                                                                1997     1998
                                                               -------  ------
      Bridge loan............................................. $23,001  25,556
      Additional amounts loan.................................  58,389  64,875
      Working capital loan....................................     663   1,115
                                                               -------  ------
                                                                82,053  91,546
      Discount arising from concurrent issuance of options
       (note 7), net..........................................  (1,435)    --
                                                               -------  ------
                                                               $80,618  91,546
                                                               =======  ======

  Bridge Loan

   The Company executed the bridge loan with WSI in two tranches. On April 16, 1997, the Company received proceeds of $8,479,000 for a loan with a face amount of $9,000,000. On October 16, 1997, the Company received proceeds of $12,771,000 for a loan with a face amount of $13,522,000. The first tranche was a six-month loan at LIBOR plus five percent per annum, equaling 11.03 percent. The first tranche was rolled over with the establishment of the second tranche, which is a six-month loan at LIBOR plus five percent per annum, equaling 9.94 percent at December 31, 1998 and due in April 1999. The accrued interest under the bridge loan is compounded to the loan balance each April and October.

                XM SATELLITE RADIO HOLDINGS INC. AND SUBSIDIARY
                         (A Development Stage Company)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


  Additional Amounts Loan

   On October 16, 1997, the Company executed the additional amounts loan with WSI and received proceeds of $58,219,000 for a loan with a face amount of $58,389,000. This loan is a six-month loan at LIBOR plus five percent per annum, equaling 9.94 percent at December 31, 1998 and due in April 1999. The accrued interest under the additional amounts loan is compounded to the loan balance each April and October.

  Working Capital Loan

   On May 16, 1997, the Company executed the working capital loan with WSI whereby the Company would receive proceeds of $920,000 for a loan with a face amount of $1,000,000. The Company drew down $663,000 against the line of credit through December 31, 1997. This loan is a six-month loan at LIBOR plus five percent per annum, with an interest rate of 10.19 percent at December 31, 1998 and due in May 1999. The accrued interest on the loan is compounded to the balance in May and November.

  Restrictive Covenants

   The financing agreements contain restrictive covenants which include a prohibition of the Company or its subsidiary to merge or consolidate, or sell, transfer, or otherwise dispose of substantially all of its assets. The Company or the subsidiary may not incur additional indebtedness in excess of $1,000,000 without prior written consent of WSI. Additionally, the financing agreements provide for other restrictive covenants including a restriction on the payment of dividends.

   The Company has pledged 64.7511 percent of its share of the issued and outstanding common stock of the subsidiary to WSI as collateral for the financings.

 (b) Subordinated Convertible Notes Payable Due to Related Party

   Effective April 1, 1998, the Company entered into a convertible note agreement with WSI that provides for a maximum of $54,536,000 through the issuance of subordinated convertible notes. The notes mature on September 30, 2006 and carry an interest rate of LIBOR plus five percent per annum, which was
10.15 percent as of December 31, 1998. Under the terms of the note agreement, WSI shall have the right to convert all or a portion of the aggregate principal amount of the notes into shares of common stock at a conversion price of $875,000 per share. As of December 31, 1998, $45,583,000 had been drawn through the issuance of subordinated convertible notes. Interest is payable upon maturity.

 (c) Term Loan

   On November 1, 1998, the Company reached an agreement with a commercial bank for a $92,000 installment loan with a 36 month term at 7 percent interest per annum. The Company pledged $92,000 as collateral for the loan and placed this balance on deposit at the commercial bank. At December 31, 1998, the Company's outstanding balance was $87,000.

(5) Fair Value of Financial Instruments

   The carrying amounts of cash and cash equivalents, receivables, accounts payable, accrued expenses, and the term loan approximate their fair market value because of the relatively short duration of these instruments as of December 31, 1997 and 1998, in accordance with SFAS No. 107, Disclosures about Fair Value of Financial Instruments.

                XM SATELLITE RADIO HOLDINGS INC. AND SUBSIDIARY
                         (A Development Stage Company)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


   The fair value of the loans and subordinated convertible notes due to related party could not be estimated as such amounts are due to the Company's stockholders.

(6) Common Stock

 (a) 1998 Shares Award Plan

   On June 1, 1998, the Company adopted the 1998 Shares Award Plan (the "Plan") under which employees, consultants, and non-employee directors may be granted options to purchase shares of common stock of the Company. The Company has authorized 1,337,850 shares of common stock under the Plan. The options are exercisable in installments determined by the compensation committee of the Company's board of directors. The options expire as determined by the committee, but no later than ten years from the date of grant. Transactions and other information relating to the Plan for the year ended December 31, 1998 are summarized below:

                                                          Outstanding Options
                                                        ------------------------
                                                                    Weighted-
                                                        Number of    Average
                                                         Shares   Exercise Price
                                                        --------- --------------
      Balance, January 1, 1998.........................      --          --
        Options granted................................  787,297      $16.35
        Options canceled or expired....................      --          --
        Options exercised..............................      --          --
                                                         -------      ------
      Balance, December 31, 1998.......................  787,297      $16.35
                                                         =======      ======

   The following table summarizes information about stock options outstanding at December 31, 1998:

                    Options Outstanding               Options Exercisable
          --------------------------------------- ---------------------------
                             Weighted-
                              Average   Weighted-                   Weighted-
               Number        Remaining   Average       Number        Average
Exercise   Outstanding at   Contractual Exercise   Exercisable at   Exercise
 Price    December 31, 1998    Life       Price   December 31, 1998   Price
--------  ----------------- ----------- --------- ----------------- ---------
  $16.35       787,297       9.5 years   $16.35          --          $16.35
======         =======       =========   ======          ===         ======

   There were no stock options exercisable at December 31, 1998. There were 550,552 shares available under the plan for future grants at December 31, 1998. At December 31, 1998, all options have been issued to employees.

   The per share weighted-average fair value of employee options granted during the year ended December 31, 1998 was $10.54 on the date of grant using the Black-Scholes Option Pricing Model with the following weighted-average assumptions:

                                        December 31, 1998
                                        -----------------
            Expected dividend yield....               0%
            Volatility.................           56.23%
            Risk-free interest rate
             range.....................   4.53% to 5.67%
            Expected life..............       7.5 years
                                          =============

   The Company applies APB Opinion No. 25 in accounting for its Plan and, accordingly, no compensation cost has been recognized for its stock options in the financial statements. Had the Company determined

                XM SATELLITE RADIO HOLDINGS INC. AND SUBSIDIARY
                         (A Development Stage Company)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

compensation cost based on the fair value at the grant date for its stock options under SFAS 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below (in thousands):

                                                                 Year Ended
                                                              December 31, 1998
                                                              -----------------
      Net loss:
      As reported............................................      $16,167
      Pro forma..............................................       17,508
      As reported--net loss per share--basic and diluted.....        (2.42)
      Pro forma--net loss per share--basic and diluted.......        (2.62)
                                                                   =======

 (b) Restrictive Covenants

   Certain actions require the unanimous affirmative vote of the board of directors of the Company. Such actions include the entry into, or the amendment, modification, extension or termination of any agreements for amounts in excess of $40,000,000 or with AMSC or WSI; the entry into any agreements outside of the ordinary course of business; merger or consolidation; issuance of additional shares of capital stock; and the declaration and payment of dividends. If WSI holds more than 50 percent of the shares of common stock, this provision requiring the unanimous affirmative vote of the board of directors will be of no further force and effect. Additionally, an affirmative vote of 81 percent of all the issued and outstanding shares of common stock shall be required to approve any voluntary filing of a bankruptcy petition by the Company or its subsidiary.

(7) WSI Options

   The Company issued WSI three options. Under the first option, WSI may purchase 5,202,748 shares of common stock at $4.52 per share to acquire common stock. The option may be exercised in whole or in incremental amounts between April 16, 1998 and October 16, 2002. Under certain circumstances, AMSC may require WSI to exercise the option in whole. The Company allocated $1,250,000 to the option. Under the second option, WSI may purchase 6,897,291 shares at $8.91 per share. The option may be exercised between October 16, 1997 and October 16, 2003. The Company allocated $170,000 to the option. Under the third option, WSI may purchase 187,893 shares of common stock at $5.32 per share. The option may be exercised between October 16, 1997 and October 17, 2002. The Company allocated $80,000 to the option.

   The exercise of these options is subject to prior approval of the FCC to the extent that such exercise would constitute transfer of control. The allocation was based upon independent valuation.

(8) Employee Benefit Plan

   On July 1, 1998, the Company has adopted a profit sharing and employee savings plan under Section 401(k) of the Internal Revenue Code. This plan allows eligible employees to defer up to 15 percent of their compensation on a pre-tax basis through contributions to the savings plan. The Company contributed $0.50 in 1998 for every dollar the employees contributed up to 6 percent of compensation, which amounted to $14,000.

(9) Interest Cost

   The Company capitalizes a portion of interest cost as a component of the cost of the FCC license and satellite system under construction. The following is a summary of interest cost incurred during December 31,

                XM SATELLITE RADIO HOLDINGS INC. AND SUBSIDIARY
                         (A Development Stage Company)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

1997 and 1998, and for the period from December 15, 1992 (date of inception) to December 31, 1998 (in thousands):

                                                           December 15, 1992
                                                         (date of inception) to
                                            1997   1998    December 31, 1998
                                           ------ ------ ----------------------
      Interest cost capitalized........... $1,901 11,824         13,725
      Interest cost charged to expense....    549    --             549
                                           ------ ------         ------
        Total interest cost incurred...... $2,450 11,824         14,274
                                           ====== ======         ======

   Interest costs incurred prior to the award of the license were expensed in 1997.

(10) Income Taxes

   For the period from December 15, 1992 (date of inception) to December 31, 1998, the Company filed consolidated federal and state tax returns with its majority stockholder AMSC. The Company generated net operating losses and other deferred tax benefits which were not utilized by AMSC. As no formal tax sharing agreement has been finalized, the Company was not compensated for the net operating losses. Had the Company filed on a stand-alone basis, it would have had no tax provision as the deferred tax benefit of approximately $650,000 and $7,164,000 for 1997 and 1998, respectively, would have been fully offset by a valuation allowance.

(11) Accumulated Deficit

   The Company is devoting its efforts to develop, construct and expand a digital audio radio network. This effort involves substantial risk and future operating results will be subject to significant business, economic, regulatory, technical, and competitive uncertainties and contingencies. These factors individually or in the aggregate could have an adverse effect on the Company's financial condition and future operating results and create an uncertainty as to the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

   In order to commence satellite-based radio broadcasting services, the Company will require substantial funds to develop and construct the DARS system, develop and launch radio communications satellites, retire debt incurred in connection with the acquisition of the DARS license and to sustain operations until it generates positive cash flow. At December 31, 1998, the Company has negative working capital of $130,341,000.

   At the Company's current stage of development, economic uncertainties exist regarding successful acquisition of additional debt and equity financing and ultimate profitability of the Company's proposed service. The Company is currently constructing its satellites and will require substantial additional financing before construction is completed. Failure to obtain the required long-term financing will prevent the Company from realizing its objective of providing satellite-delivered radio programming. Management's plan to fund operations and capital expansion includes the additional sale of debt and equity securities through public and private sources. There are no assurances, however, that such financing will be obtained.

(12) Commitments and Contingencies

 (a) FCC License

   The FCC has established certain system development milestones that must be met for the Company to maintain its license to operate the system. The Company believes that it is proceeding into the system development as planned and in accordance with the FCC milestones.

                XM SATELLITE RADIO HOLDINGS INC. AND SUBSIDIARY
                         (A Development Stage Company)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

 (b) Application for Review of FCC License

   One of the losing bidders for the DARS licenses filed an Application for Review by the full FCC of the Licensing Order which granted the Company its FCC license. The Application for Review alleges that WorldSpace has effectively taken control of the Company without FCC approval. The FCC or the U.S. Court of Appeals has the authority to overturn the award of the FCC license should they rule in favor of the losing bidder. Although the Company believes that its right to the FCC license will withstand the challenge, no prediction of the outcome of this challenge can be made with any certainty.

 (c) Satellite Purchase Contract

   On March 20, 1998, as amended on June 5, 1998, the Company entered into an agreement for the construction of two satellites, two launch vehicles, and related equipment, services and spare parts, including launch services. The total commitment under the amended agreement, excluding financing fees, is approximately $438,013,000 as of December 31, 1998. These amounts are due upon the completion of certain milestones. The Company has incurred costs of $64,348,000 as of December 31, 1998. One of the members of the board of directors is an executive of an affiliate of the Contractor.

   Under the terms of this agreement, the Contractor shall invest $15,000,000 in a private or public equity offering of the Company, should it be consummated prior to March 20, 1999.

 (d) Technical Services and Technology Licenses

   Effective January 1, 1998, the Company entered into an agreement with AMSC and WorldSpace Management Corporation ("WorldSpace MC"), an affiliate of WSI, in which WorldSpace MC provides technical support in areas related to the development of a DARS system. Payments for services provided under this agreement are made based on negotiated hourly rates. This agreement may be terminated by either party on or after the date of the commencement of commercial operation following the launch of the Company's first satellite. There is no minimum services purchase requirement. The Company incurred costs of $4,770,000 under the agreement during 1998.

   Effective January 1, 1998, XMSR entered into a technology licensing agreement with AMSC and WorldSpace MC by which as compensation for certain licensed technology currently under development to be used in the XM Radio system, XMSR will pay up to $14,300,000 over a ten-year period. XMSR incurred costs of $6,624,000 under the agreement during 1998. Any additional amounts to be incurred under this agreement are dependent upon further development of the technology, which is at XMSR's option. No liability exists to AMSC or WorldSpace MC should such developments prove unsuccessful. In addition, XMSR agreed to pay 1.2 percent of quarterly net revenues to WorldSpace MC and a royalty of $0.30 per chipset for equipment manufactured using certain source encoding and decoding signals technology.

 (e) FCC Occurrences

   On October 30, 1998, AMSC and WSI submitted an application for Consent and Transfer Control with the FCC. These entities have requested the FCC's consent to WSI's exercise of certain options that would increase its shareholding interest in the Company. There have been challenges filed against the application.

                XM SATELLITE RADIO HOLDINGS INC. AND SUBSIDIARY
                         (A Development Stage Company)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

 (f) Leases

   The Company has two noncancelable operating leases for office space that expire over the next four years. The future minimum lease payments under noncancelable leases as of December 31, 1998 are (in thousands):

            Year ending December 31:
            ------------------------
            1999.................................... $ 42
            2000....................................   44
            2001....................................   46
            2002....................................   48
            2003....................................  --
                                                     ----
                                                     $180
                                                     ====

   Rent expense for 1997 and 1998 was $0 and $231,000, respectively.

(13) Subsequent Events

   On January 12, 1999, a competitor of the Company commenced action against the Company for patent infringement and for a declaratory judgment of future patent infringement by the Company. There have been no damages specified in the action and the Company is in the process of responding to the complaint. Should it be unsuccessful in its defense, the Company could be liable for monetary damages, and could be forced to engineer alternative technologies related to signal reception or seek a license from, or pay royalties to, the competitor. The Company intends to vigorously defend against the suit; however, the outcome is uncertain at this time.

   Effective January 15, 1999, the Company issued a convertible note to AMSC for $21,419,000. This note matures on September 30, 2006 and carries an interest rate of LIBOR plus five percent per annum. Under the terms of this note, AMSC shall have the right to convert all or a portion of the aggregate principal amount of the note into shares of common stock at a conversion price of $16.35 per share. Interest is payable upon maturity.

(14) Stock Split

   On September 9, 1999, the board of directors of the Company determined to effect a stock split providing 53,514 shares of stock for each share owned.

(15) Quarterly Data (Unaudited)

                                                             1997
                                                -------------------------------
                                                  1st     2nd     3rd     4th
                                                Quarter Quarter Quarter Quarter
                                                ------- ------- ------- -------
                                                        (in thousands)
      Revenues.................................  $--       --      --      --
      Operating loss...........................   --        51     185     874
      Loss before income taxes.................   --       270     459     930
      Net loss.................................   --       270     459     930
                                                 ====    =====   =====   =====
      Net loss per share--basic and diluted....  $--     (0.04)  (0.07)  (0.14)
                                                 ====    =====   =====   =====

                                                            1998
                                               --------------------------------
                                                 1st      2nd     3rd     4th
                                               Quarter  Quarter Quarter Quarter
                                               -------  ------- ------- -------
                                                       (in thousands)
      Revenues................................ $  --       --      --      --
      Operating loss..........................  3,100    5,032   3,865   4,204
      Loss before income taxes................  3,100    5,032   3,857   4,178
      Net loss................................  3,100    5,032   3,857   4,178
                                               ======    =====   =====   =====
      Net loss per share--basic and diluted... $(0.46)   (0.75)  (0.58)  (0.62)
                                               ======    =====   =====   =====

   The sum of quarterly per share net losses for 1997 do not necessarily agree to the net loss per share for the year due to the timing of stock issuances.

                XM SATELLITE RADIO HOLDINGS INC. AND SUBSIDIARY
                         (A Development Stage Company)
                UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
                               September 30, 1999

                                                                    Pro Forma
                                                     September 30, September 30,
                                                         1999          1999
                                                     ------------- -------------
                                                           (in thousands,
                                                         except share data)
                      ASSETS
Current assets:
  Cash and cash equivalents........................    $ 54,356       168,490
  Prepaid and other current assets.................         579           579
                                                       --------       -------
    Total current assets...........................      54,935       169,069
Other assets:
  System under construction........................     282,316       282,316
  Property and equipment, net of accumulated
   depreciation and amortization...................       1,153         1,153
  Goodwill and intangibles, net of accumulated
   amortization....................................      50,823        50,823
  Other assets, net of accumulated amortization....      17,590         6,826
                                                       --------       -------
    Total assets...................................    $406,817       510,187
                                                       ========       =======
       LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accrued expense.............     $19,051        19,051
  Due to related parties...........................         172           172
                                                       --------       -------
    Total current liabilities......................      19,223        19,223
Subordinated convertible notes payable to related
 party.............................................     103,094           --
Series A convertible notes payable.................     250,000           --
Accrued interest on notes payable..................       9,856           --
Capital lease, net of current portion..............         310           310
                                                       --------       -------
    Total liabilities..............................     382,483        19,533
                                                       --------       -------
Preferred stock, par value $0.01; 60,000,000 shares
 authorized, no shares issued and outstanding at
 September 30, 1999 and 10,761,677 shares issued
 and outstanding pro forma September 30, 1999......         --            108
Class A common stock, par value $0.01; 180,000,000
 shares authorized, 14,716 shares issued and
 outstanding at September 30, 1999 and 26,004,049
 shares issued and outstanding pro forma September
 30, 1999..........................................         --            260
Class B common stock, par value $0.01; 30,000,000
 shares authorized, 6,689,250 shares issued and
 outstanding at September 30, 1999 and 17,822,808
 shares issued and outstanding pro forma September
 30, 1999..........................................          67           178
Class C common stock, par value $0.01; 30,000,000
 shares authorized, no shares issued and
 outstanding at September 30, 1999 and pro forma
 September 30, 1999................................         --            --
Additional paid-in capital.........................      67,860       533,701
Deficit accumulated during development stage.......     (43,593)      (43,593)
                                                       --------       -------
    Total stockholders' equity.....................      24,334       490,654
                                                       --------       -------
Commitments and contingencies .....................
    Total liabilities and stockholders' equity.....    $406,817       510,187
                                                       ========       =======

      See accompanying notes to unaudited condensed consolidated financial statements.

                XM SATELLITE RADIO HOLDINGS INC. AND SUBSIDIARY
                         (A Development Stage Company)

           UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS Nine-Month Periods ended September 30, 1998 and 1999 and for the period from
          December 15, 1992 (date of inception) to September 30, 1999

                             Nine  Months Ended                 December 15, 1992
                                September 30,                  (date of inception)
                          ----------------------------------     to September 30,
                              1998              1999                   1999
                          ----------------  ----------------  -------------------------
                          (in thousands, except share and per share data)
Revenue.................  $            --   $            --        $           --
                          ----------------  ----------------       ---------------
Operating expenses:
  Research and
   development..........             5,834             3,597                10,538
  Professional fees.....             4,260             5,932                12,264
  General and
   administrative.......             1,903             8,286                12,316
                          ----------------  ----------------       ---------------
    Total operating
     expenses...........            11,997            17,815                35,118
                          ----------------  ----------------       ---------------
Operating loss..........           (11,997)          (17,815)              (35,118)
Other expense--interest
 income (expense), net..                 8            (7,952)               (8,475)
                          ----------------  ----------------       ---------------
Net loss................  $        (11,989) $        (25,767)      $       (43,593)
                          ================  ================       ===============
Net loss per share:
  Basic and diluted.....  $          (1.79) $          (3.85)
                          ================  ================
Weighted average shares
 used in computing net
 loss per share:
  Basic and diluted.....         6,689,250         6,693,338
                          ================  ================


     See accompanying notes to condensed consolidated financial statements.

                XM SATELLITE RADIO HOLDINGS INC. AND SUBSIDIARY
                         (A Development Stage Company)

           UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
     Nine months ended September 30, 1998 and 1999, and for the period from December 15, 1992 (date of inception) to September 30, 1999

                                           Nine Months           December 15,
                                       Ended September 30,      1992 (date of
                                       ---------------------    inception) to
                                         1998        1999     September 30, 1999
                                       ---------  ----------  ------------------
                                                   (in thousands)
Cash flows from operating activities:
  Net loss...........................  $ (11,989) $  (25,767)     $ (43,593)
  Adjustments to reconcile net loss
   to net cash used in operating
   activities:
    Depreciation and amortization....         16       1,469          1,559
    Beneficial conversion charge.....        --        5,520          5,520
    Stock compensation...............        --          140            140
    Changes in operating assets and
     liabilities:
      Increase in prepaid and other
       currrent assets...............       (100)       (407)          (619)
      Increase in other assets.......        --         (609)          (609)
      Increase in accounts payable
       and accrued expenses..........        464       1,488          3,189
      Increase (decrease) in amounts
       due to related parties........     29,449        (286)        13,481
      Increase in accrued interest...        --        2,829          3,344
                                       ---------  ----------      ---------
        Net cash provided by (used
         in) operating activities....     17,840     (15,623)       (17,588)
                                       ---------  ----------      ---------
Cash flows from investing activities:
  Purchase of property and
   equipment.........................       (279)       (478)          (984)
  Additions to system under
   construction......................    (40,746)   (110,802)      (244,239)
  Other investing activities.........        --       (6,085)        (6,085)
                                       ---------  ----------      ---------
        Net cash used in investing
         activities..................    (41,025)   (117,365)      (251,308)
                                       ---------  ----------      ---------
Cash flows from financing activities:
  Proceeds from sale of common stock
   and capital contribution..........        --          --           9,143
  Proceeds from issuance of loan
   payable to related party..........        336       1,548         81,938
  Proceeds from issuance of options..        --          --           1,500
  Proceeds from issuance of
   subordinated convertible notes to
   related party.....................     21,999      21,419         67,002
  Proceeds from issuance of Series A
   convertible notes.................        --      250,000        250,000
  Repayments of loans payable to
   related party.....................        --      (75,000)       (75,000)
  Payment for deferred financing
   costs.............................        --      (10,849)       (11,242)
  Other net financing activities.....        849         (84)           (89)
                                       ---------  ----------      ---------
        Net cash provided by
         financing activities........     23,184     187,034        323,252
                                       ---------  ----------      ---------
        Net increase in cash and cash
         equivalents.................         (1)     54,046         54,356
Cash and cash equivalents at
 beginning of year ..................          1         310            --
                                       ---------  ----------      ---------
Cash and cash equivalents at end of
 period .............................  $       0  $   54,356      $  54,356
                                       =========  ==========      =========
Supplemental cash flow disclosure:
  Liabilities exchanged for new
   debt..............................  $     --   $   81,676      $  81,676
  Interest capitalized...............  $   7,311  $   14,533      $  28,258
  Interest converted into principal
   note balance......................  $   4,582  $    4,601      $  14,259
  Acquisition of goodwill............  $     --   $   51,624      $  51,624
  Accrued system milestone payments..  $     --   $    5,000      $   5,000
  Accrued expenses transferred to
   loan balance......................  $     --   $    7,405      $   7,405
  Property acquired through capital
   lease.............................  $     --   $      431      $     431

      See accompanying notes to unaudited condensed consolidated financial statements.

                XM SATELLITE RADIO HOLDINGS INC. AND SUBSIDIARY
                         (A Development Stage Company)

         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(1) Organization and Business

   XM Satellite Radio Inc. ("XMSR"), formerly American Mobile Radio Corporation, was incorporated on December 15, 1992 in the State of Delaware as a wholly owned subsidiary of American Mobile Satellite Corporation ("AMSC") for the purpose of procuring a digital audio radio service ("DARS") license. Business activity for the period December 15, 1992 through December 31, 1996 was insignificant. Pursuant to various financing agreements entered into in 1997 between AMSC, XMSR and WorldSpace, Inc. ("WSI"), WSI acquired a 20 percent interest in XMSR.

   On May 16, 1997, AMSC and WSI formed XM Satellite Radio Holdings Inc. (the "Company"), formerly AMRC Holdings Inc., as a holding company for XMSR in connection with the construction, launch and operation of a domestic communications satellite system for the provision of DARS. AMSC and WSI exchanged their respective interests in XMSR for equivalent interests in the Company, which had no assets, liabilities or operations prior to the transaction.

   On July 7, 1999, AMSC acquired WSI's remaining debt and equity interests in the Company in exchange for approximately 8.6 million shares of AMSC's common stock (see Note 4).

(2) Basis of Presentation

   In the opinion of management, the accompanying unaudited condensed financial statements reflect all adjustments, consisting of only normal recurring accruals, necessary for a fair presentation of the consolidated financial position of XM Satellite Radio Holdings Inc. and subsidiary, a development stage entity, as of September 30, 1999, and the results of operations and cash flows for the three and nine months ended September 30, 1998 and 1999, and the period from December 15, 1992 (date of inception) through September 30, 1999. The results of operations for the three and nine months ended September 30, 1998 and 1999 are not necessarily indicative of the results that may be expected for the full year. These condensed financial statements are unaudited, and do not include all related footnote disclosures. The interim unaudited condensed financial statements should be read in conjunction with the audited financial statements of the Company included in the Company's filings with the Securities and Exchange Commission.

   On September 9, 1999, the board of directors of the Company determined to effect a stock split providing 53,514 shares of stock for each share owned. All references to the number of common shares and per share amounts in the unaudited condensed consolidated financial statements and notes thereto have been restated to reflect the effect of the split for all periods presented.

   The pro forma September 30, 1999 condensed consolidated balance sheet gives effect to (i) the conversion of the $250 million Series A convertible debt, together with associated accrued interest of $6.3 million, into 10,761,677 shares of Series A convertible preferred stock and 15,748,333 shares of Class A common stock; (ii) the conversion of the $21.4 million and $81.7 million of notes issued to AMSC, together with associated accrued interest of $3.6 million, into 11,133,558 shares of Class B common stock; and (iii) the sale of 10,241,000 shares of Class A common stock through an initial public offering at $12 per share, which yielded net proceeds of $114.1 million, as if these transactions had occurred on September 30, 1999 (see Note 11 -- Subsequent Events).

(3) Net Income (Loss) Per Share

   The Company computes net income (loss) per share in accordance with SFAS No. 128, "Earnings Per Share" and SEC Staff Accounting Bulletin No.98 ("SAB 98"). Under the provisions of SFAS No. 128 and SAB 98, basic net income (loss) per share is computed by dividing the net income (loss) available to common

                XM SATELLITE RADIO HOLDINGS INC. AND SUBSIDIARY
                         (A Development Stage Company)

  NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

stockholders (after deducting preferred dividend requirements) for the period by the weighted average number of common shares outstanding during the period. Diluted net income (loss) available per share is computed by dividing the net income (loss) available to common stockholders for the period by the weighted average number of common and dilutive common equivalent shares outstanding during the period. The Company has presented historical basic and diluted net income (loss) per share in accordance with SFAS No. 128. As the Company had a net loss in each of the periods presented, basic and diluted net income (loss) per share is the same.

(4) Exchange of WSI's Interest in XM Radio (WorldSpace Transaction)

   On July 7, 1999, AMSC acquired WSI's remaining debt and equity interests in the Company in exchange for approximately 8.6 million shares of AMSC's common stock. Additionally, the Company issued an aggregate $250.0 million of Series A subordinated convertible notes (see Note 6) to several new investors and used $75.0 million of the proceeds it received from the issuance of these notes to redeem certain outstanding loan obligations owed to WSI. As a result of these transactions, as of July 7, 1999, AMSC owned all of the issued and outstanding stock of the Company. Concurrent with AMSC's acquisition of the remaining interest in the Company, the Company recognized goodwill of $51.6 million, which is being amortized over 15 years.

(5) Recapitalization

   Concurrently with the transaction discussed in Note 4, the Company's capital structure was reorganized. As a result, AMSC held 6,689,250 shares of Class B common stock. The Class B common stock has three votes per share. The Company also has authorized Class A common stock, which is entitled to one vote per share and non- voting Class C common stock. As of September 30, 1999, there were 14,716 shares of Class A common stock issued and outstanding. The Class B common stock is convertible into Class A common stock on a one for one basis, as follows: (1) at any time at the discretion of AMSC, (2) following the Company's initial public offering, at the direction of the holders of a majority of the then outstanding shares of Class A common stock (which majority must include at least 20% of the public holders of Class A common stock), and
(3) on or after January 1, 2002, at the direction of the holders of a majority of the then outstanding shares of the Company's Class A common stock. Such conversion will be effected only upon receipt of FCC approval of AMSC's transfer of control of the Company to a diffuse group of shareholders.

   The Company also authorized 60,000,000 shares of preferred stock, of which 15,000,000 shares are designated Series A convertible preferred stock, par value $0.01 per share. The Series A convertible preferred stock is convertible into Class A common stock at the option of the holder. The Series A preferred stock is non-voting and receives dividends, if declared, ratably with the common stock. No such shares had been issued as of September 30, 1999 (see Note 11--Subsequent Events).

(6) Issuance of Series A Subordinated Convertible Notes of XM Radio to New Investors

   At the closing of the transaction described in Note (4) above, the Company issued an aggregate $250.0 million of Series A subordinated convertible notes to six new investors--General Motors Corporation, $50.0 million; Clear Channel Investments, Inc., $75.0 million; DIRECTV Enterprises, Inc., $50.0 million; and Columbia Capital, Telcom Ventures, L.L.C. and Madison Dearborn Partners, $75.0 million. The Series A subordinated convertible notes issued by the Company are convertible into shares of the Company's Series A convertible preferred stock (in the case of notes held by General Motors Corporation and DIRECTV) or Class A common stock (in the case of notes held by the other investors) at the election of the holders or upon the occurrence of certain events, including an initial public offering of a prescribed size (see Note 11--Subsequent

                XM SATELLITE RADIO HOLDINGS INC. AND SUBSIDIARY
                         (A Development Stage Company)

  NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

Events). The conversion price is $9.52 aggregate principal amount of notes for each share of the Company's stock. The notes mature on December 31, 2004, or, if the Company issues at least $50.0 million aggregate such high yield debt securities. The notes are senior to all existing Company indebtedness, including certain notes held by AMSC that are convertible into the Company's stock, but will be subordinate to any future high yield debt securities issued by the Company.

(7) Repayment and Conversion of Notes

   Using part of the proceeds from the issuance of its Series A subordinated convertible notes, described in Note 6, on July 7, 1999, the Company paid WSI $75.0 million to repay an outstanding portion of notes payable to WSI. The Company then exchanged the $54.5 million of the subordinated convertible notes payable, $6.9 million in demand notes, $20.3 million in accrued interest and all of the outstanding options to acquire the Company's common stock for an $81.7 million note to AMSC.

(8) Notes to Related Party

   On January 15, 1999, the Company issued a convertible note to AMSC for $21.4 million . This note matures on September 30, 2006 and carries an interest rate of LIBOR plus five percent per annum. Interest is payable upon maturity. AMSC shall have a right to convert all or a portion of the aggregate principal amount of the note into shares of common stock at a conversion price of $16.35 per share. On July 7, 1999 the Company amended the convertible note agreement with AMSC to change the maturity date to December 31, 2004, unless extended in certain circumstances if the Company issues high yield debt securities, modified the conversion provisions to Class B common stock. It also provided for the conversion of the aggregate principal into Class B common stock at a price of $16.35 per share and the conversion of the accrued interest in Class B common stock at a price of $9.52 per share.

   Following the Worldspace Transaction described in Notes (4) and (7) above, the Company issued a convertible note to AMSC for $81.7 million. This note bears interest at LIBOR plus five percent per annum and is due December 31, 2004, unless extended in certain circumstances if the Company issues high yield debt securities. The note is convertible at AMSC's option at $8.65 per Class B common share. The Company took a one-time $5.5 million charge to interest due to the beneficial conversion feature of the new AMSC note (see Note 11-- Subsequent Events).

(9) 1998 Shares Award Plan

   On June 6, 1999, the Company's board of directors defined shares under the 1998 Shares Award Plan as referring to the Company's Class A common stock. On July 8, 1999, the Company's board of directors voted to reduce the exercise price of the options outstanding under the Shares Award Plan from $16.35 to $9.52 per share, which represented the fair value of the stock on the date of the repricing. Additionally, the total number of shares reserved for the Plan was increased from 1,337,850 to 2,675,700.

(10) Commitments and Contingencies

 (a) Satellite Contract

   During the first half of 1999, the Company and Hughes Space and Communications, Inc. ("Hughes") amended the satellite contract to implement a revised work timetable, payment schedule to reflect the timing of the receipt of additional funding, and technical modifications. The Company expects to incur total payment obligations under this contract of approximately $541.3 million, which includes amounts the Company expects to pay pursuant to the exercise

                XM SATELLITE RADIO HOLDINGS INC. AND SUBSIDIARY
                         (A Development Stage Company)

  NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

of the option to build the ground spare satellite and certain financing costs and in- orbit incentive payments. As of September 30, 1999, the Company had paid $147.9 million under this contract.

 (b) Technology Licenses Agreement

   During the nine months ended September 30, 1999, the Company incurred additional costs of $100,000 under the technology licenses agreement with AMSC and Worldspace Management Corporation, giving a cumulative total from inception of $6,724,000. The Company does not currently anticipate incurring any further costs under this agreement.

 (c) LCC International Services Contract

   In August 1999, the Company signed a contract with LLC International, a related party, for the engineering for its terrestrial repeater network. Payments by the Company under this contract are expected to aggregate approximately $115 million, through April 15, 2001. As of September 30, 1999, the Company has paid $3.9 million under this contract.

 (d) General Motors Distribution Agreement

   The Company has signed a long-term distribution agreement with the OnStar division of General Motors providing for the installation of XM radios in General Motors vehicles. During the term of the agreement, which expires 12 years from the commencement date of the Company's commercial operations, General Motors has agreed to distribute the service to the exclusion of other S-band satellite digital radio services. The Company will also have a non-exclusive right to arrange for the installation of XM radios included in OnStar systems in non-General Motors vehicles that are sold for use in the United States. The Company has significant annual, fixed payment obligations to General Motors for four years following commencement of commercial service. These payments approximate $35 million in the aggregate during this period. Additional annual fixed payment obligations beyond the initial four years of the contract term range from less than $35 million to approximately $130 million through 2009, aggregating approximately $400 million. In order to encourage the broad installation of XM radios in General Motors vehicles, the Company has agreed to subsidize a portion of the cost of XM radios, and to make incentive payments to General Motors when the owners of General Motors vehicles with installed XM radios become subscribers for the Company's service. The Company must also share with General Motors a percentage of the subscription revenue attributable to General Motors vehicles with installed XM radios, which percentage increases until there are more than 8 million General Motors vehicles with installed XM radios. The Company will also make available to General Motors bandwidth on the Company's system. The agreement is subject to renegotiation at any time based upon the installation of radios that are interoperable or capable of receiving Sirius Satellite Radio's (formerly known as CD Radio) service. The agreement is subject to renegotiation if, four years after the commencement of XM Radio's commercial operations and at two-year intervals thereafter GM does not achieve and maintain specified installation levels of General Motors vehicles capable of receiving the Company's service, starting with 1.24 million units after four years, and thereafter increasing by the lesser of 600,000 units per year and amounts proportionate to target market shares in the satellite digital radio service market. There can be no assurances as to the outcome of any such renegotiations. General Motors' exclusivity obligations will discontinue if, four years after the Company commences commercial operations and at two-year intervals thereafter, the Company fails to achieve and maintain specified minimum market share levels in the satellite digital radio service market.

                XM SATELLITE RADIO HOLDINGS INC. AND SUBSIDIARY
                         (A Development Stage Company)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

 (e) Office Lease

   On September 29, 1999, XMSR entered into a noncancelable operating lease for office space that will expire in 2010. The future minimum lease payments under the noncancelable lease will be as follows (in thousands):

         Year ending December 31:
         ------------------------
         1999........................................... $    --
         2000...........................................     667
         2001...........................................   2,021
         2002...........................................   2,085
         2003...........................................   2,149
         Thereafter.....................................  16,566
                                                         -------
                                                         $23,488
                                                         =======

Concurrent with the execution of the lease agreement, XMSR established a $3.4 million letter of credit as a security deposit for the office space.

 (f) Patent Infringement Action

   In January, 1999, a competitor of XMSR commenced an action against XMSR for patent infringement. In February, 1999, XMSR filed an answer to the action. XMSR does not believe that it has infringed and will not infringe any of the competitor's patents and intends to vigorously defend against the suit; however, the outcome is uncertain at this time.

 (g) FCC Occurrences

   AMSC and WSI had previously submitted an application for Consent and Transfer of Control with the FCC. Challenges have been filed against the application. The application was withdrawn on July 7, 1999 based upon the WorldSpace Transaction.

(11) Subsequent Events

 (a) Initial Public Offering

   On October 8, 1999, the Company completed an initial public offering of 10,000,000 shares of Class A common stock at $12.00 per share. The offering yielded net proceeds of $111.4 million.

   On October 17, 1999, the underwriters of the Company's initial public offering exercised the over-allotment option for an additional 241,000 shares of Class A common stock at $12.00 per share. This exercise yielded net proceeds of $2.7 million.

 (b) Conversion of Series A Subordinated Convertible Notes

   Concurrent with the closing of the Company's initial public offering, the $250 million of Series A subordinated convertible notes together with associated accrued interest of $6.8 million were converted into 10,786,504 shares of Series A convertible preferred stock and 16,179,755 shares of Class A common stock.

 (c) Conversion of Notes to Related Party

   Concurrent with the closing of the Company's initial public offering, the $21.4 million and $81.7 million notes issued to AMSC together with associated accrued interest of $3.8 million were converted into 11,182,926 shares of Class B common stock.

Credits for certain photographs on the inside front cover:

Barenaked Ladies courtesy of Reprise Records and Jay Blakesberg Photography; Ricky Martin courtesy of Mark Harlan/Star File; Reba McIntyre courtesy of MCA Records and Starstruck Entertainment; Sarah McLachlan courtesy of Arista Records and Nettwerk Management; Tom Petty & The Heartbreakers courtesy of Warner Bros. Records and Martin Atkins/Photographer; Santana courtesy of Arista Records and Jay Blakesberg Photography; Britney Spears courtesy of Jive Records and the Wright Entertainment Group; and George Strait courtesy of MCA Records and The Erv Woolsey Company.

[On the inside back cover of the prospectus are titles of a number of the "XM Originals", which are radio channels being developed by XM Radio, each accompanied by the XM Radio logo. The text and logos appear to be emanating from a satellite and broadcast to a car. At the top of the page is the phrase "RADIO WILL NEVER BE THE SAME!", and the text at the bottom reads "Up TO 100 CHANNELS COAST-TO-COAST DIGITAL QUALITY".]

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 We have not authorized any dealer, salesperson or other person to give you written information other than this prospectus or to make representations as to matters not stated in this prospectus. You must not rely on unauthorized information. This prospectus is not an offer to sell these securities or our solicition of your offer to buy the securities in any jurisdiction where that would not be permitted or legal. Neither the delivery of this prospectus nor any sales made hereunder after the date of this prospectus shall create an implication that the information contained herein or the affairs of the Company have not changed since the date hereof.

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                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   1
Risk Factors.............................................................   7
Use of Proceeds..........................................................  16
Price Range of Common Stock..............................................  16
Dividend Policy..........................................................  16
Capitalization...........................................................  17
Selected Consolidated Financial Data.....................................  18
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  20
Business.................................................................  27
Management...............................................................  46
Certain Relationships and Related Party Transactions.....................  53
Principal Stockholders...................................................  58
Description of Capital Stock.............................................  60
Description of Series B Preferred Stock..................................  64
Certain United States Federal Tax Consequences...........................  73
Underwriting.............................................................  79
Legal Matters............................................................  80
Experts..................................................................  80
Certain Information About This Prospectus................................  81
Index to Financial Statements............................................ F-1


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                               2,000,000 Shares

                         [LOGO OF XM SATELLITE RADIO]

                              XM Satellite Radio
                                 Holdings Inc.

             8.25% Series B Convertible Redeemable Preferred Stock

                        ------------------------------

                                  PROSPECTUS

                        ------------------------------

                           Bear, Stearns & Co. Inc.

                         Donaldson, Lufkin & Jenrette

                        Banc of America Securities LLC

                             Salomon Smith Barney

                               January 26, 2000

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